Exhibit 99.1

Naked Brand Group Limited ACN 619 054 938

NOTICE OF GENERAL MEETING

TIME:	10:00 am (AEDT)

DATE:	23 April 2021

VENUE:	BDO Sydney, Level 11, 1 Margaret Street, SYDNEY NSW 2000, Australia

NOTICE OF GENERAL MEETING

NOTICE is given that the Extraordinary General Meeting of Naked Brand Group Limited (ACN 619 054 938) will be held at BDO Sydney, Level 11, 1 Margaret Street, SYDNEY NSW 2000, Australia on Friday, 23 April 2021 at 10:00 am (Sydney time) (Thursday, 22 April 2021 at 8:00pm (New York time)).

BUSINESS OF THE MEETING

Shareholders are invited to consider the following items of business at the General Meeting.

Resolution 1	Consideration of the Proposed Transaction
Resolution (ordinary)	That for the purpose of section 208 of the Corporations Act 2001 (Cth) and for all other purposes, the giving of financial benefits to related parties of the Company in connection with the Proposed Transaction as set out in the Explanatory Memorandum is approved.

QUESTIONS FROM SHAREHOLDERS

In order to provide an equal opportunity for all shareholders to ask questions of the Board, we ask you to submit in writing any questions to the Company. Please send your questions via email or mail to:

Company Secretary

Naked Brand Group Limited

Unit 7, 35-39 William Street

Double Bay NSW 2028, Australia

agm@nakedbrandgroup.com

Written questions must be received by no later than 10:00am (Sydney time) on Friday, 16 April 2021 (7:00pm (New York time) on Thursday, 15 April 2021). Your questions should relate to matters that are relevant to the business of the Meeting, as outlined in this Notice and Explanatory Memorandum.

In accordance with the Corporations Act and the Company’s policy, a reasonable opportunity will also be provided to shareholders attending the Meeting to ask questions about, or make comments upon, matters in relations to the Company.

During the course of the Meeting, the Chair will seek to address as many shareholder questions as reasonably practicable, and where appropriate, will give a representative of the auditor the opportunity to answer written questions addressed to it. However, there may not be sufficient time to answer all questions at the Meeting. Please note that individual responses may not be sent to shareholders.

VOTING INFORMATION

Entitlement to vote at the General Meeting

You will be entitled to attend and vote at the Extraordinary General Meeting if you are registered as a Shareholder of the Company as at 10:00am (Sydney time) on Wednesday, 21 April 2021 (8:00pm (New York time) on Tuesday, 20 April 2021), the record date, subject to any applicable voting exclusion. This is because, in accordance with the Corporations Regulations 2001 (Cth), the Board has determined that the Shares on issue at that time will be taken, for the purposes of the Meeting, to be held by the persons who held them at that time, which must not be at least 48 hours before the meeting. Accordingly, transactions registered after that time will be disregarded in determining entitlements to attend and vote at the Meeting.

Eligible shareholders or their proxies and attorneys wishing to vote in person should attend the Meeting and are asked to arrive at least 30 minutes prior to commencement of the Meeting so that their Shareholding may be checked against the register and their attendance recorded.

If you hold your ordinary shares in street name and you wish to vote in person at the Meeting, please contact your bank, broker or other nominee for the procedures necessary to allow you to do so.

Voting by proxy

(a)	A shareholder entitled to attend and vote at the Meeting may appoint one proxy or, if the shareholder is entitled to cast 2 or more votes at the Meeting, 2 proxies, to attend and vote instead of the shareholder.

(b)	Where 2 proxies are appointed to attend and vote at the Meeting, each proxy may be appointed to represent a specified proportion or number of the shareholder’s voting rights at the Meeting.

(c)	A proxy need not be a shareholder of the Company.

(d)	A proxy may be an individual or a body corporate. If a body corporate is appointed, the proxy form must indicate the full name of the body corporate and the full name or title of the individual representative of the body corporate for the Meeting.

(e)	A proxy form accompanies this notice. A return envelope, which requires no postage if mailed in the United States, is enclosed for your convenience. The proxy form also may be returned by email. For the proxy form to be valid it must be signed, dated and received, together with the power of attorney or other authority (if any) under which the form is signed, or a (notarially) certified copy of that power of attorney, by 10:00am (Sydney time) on Wednesday, 21 April 2021 (8:00pm (New York time) on Tuesday, 20 April 2021):

Post to:	Continental Stock Transfer & Trust Co., 1 State Street - Floor 30, New York, NY 10275-0741
Email to:	proxy@continentalstock.com

(f)	A proxy also may be submitted by Internet or by telephone by following the instructions set forth on the proxy form.

To be valid, a proxy submitted by Internet or by telephone must be submitted by the date and time set forth on the proxy form.

If you hold your ordinary shares in street name and you wish to vote by proxy, please follow the directions provided to you by your bank, broker or other nominee in order to instruct your bank, broker or other nominee how to vote your shares.

WHETHER OR NOT YOU EXPECT TO ATTEND, YOU ARE REQUESTED BY THE BOARD TO PROMPTLY RETURN THE ENCLOSED PROXY FORM, OR TO SUBMIT YOUR PROXY BY INTERNET OR PHONE. SHAREHOLDERS WHO EXECUTE PROXIES RETAIN THE RIGHT TO REVOKE THEM AT ANY TIME PRIOR TO THE VOTING THEREOF.

PLEASE NOTE: IF YOUR SHARES ARE HELD IN STREET NAME, YOUR BROKER, BANK OR OTHER NOMINEE CANNOT VOTE YOUR SHARES ON NON-ROUTINE ITEMS OF BUSINESS, SUCH AS THE ELECTION OF DIRECTORS, UNLESS YOU INSTRUCT YOUR NOMINEE HOW TO VOTE IN ACCORDANCE WITH THE DIRECTIONS YOU RECEIVE FROM YOUR NOMINEE.

Quorum and Voting Rights

Two or more shareholders present at the Meeting and entitled to vote on a resolution at the Meeting shall constitute a quorum. Each share is entitled to one vote upon all items of business to be acted upon at the Meeting.

Required Vote

Approval of an ordinary resolution requires the affirmative vote of a majority of the votes cast.

Any shares that are not voted (whether by abstention, broker non-vote or otherwise) will have no effect on an ordinary resolution or a special resolution. A “broker non-vote” occurs when your ordinary shares are held in street name and the bank, broker or other nominee does not have authority to vote on an item of business on your behalf. This may occur if the item of business is non-routine, and you do not provide voting instructions to your bank, broker or other nominee.

Revoking a Proxy

You may revoke any proxy by notifying the Company in writing by mail at Attention: Directors, Naked Brand Group Limited, c/o Tim Aman, BDO Sydney, Level 11, 1 Margaret Street, SYDNEY NSW 2000, or by email at proxy@continentalstock.com. You also may revoke any proxy by submitting a later-dated proxy or by voting in person at the meeting. Attendance at the Meeting does not alone serve to revoke a proxy. For a written revocation or later-dated proxy to be valid, it must be received by 10:00am (Sydney time) on Wednesday, 21 April 2021 (8:00pm (New York time) on Tuesday, 20 April 2021).

If you hold your shares in street name, please follow the directions provided to you by your bank or broker in order to revoke your voting instructions.

OTHER INFORMATION

Costs

We will bear the cost of preparing, printing, assembling and mailing these materials, the proxy card, and any other material which may be sent to shareholders in connection with our General Meeting. It is contemplated that brokerage houses will forward these materials and the proxy card to beneficial owners at our request. In addition to the solicitation of proxies by use of the mails, our officers and regular employees may solicit proxies without additional compensation, by telephone or other electronic means. We may reimburse brokers or other persons holding shares in their names or the names of their nominees for the expenses of forwarding soliciting material to their principals and obtaining their proxies.

Important Notice Regarding Availability of Meeting Materials

The Meeting materials, including the notice and explanatory statement, are available at our corporate website, ir.nakedbrands.com. You may also obtain a copy of these materials and the proxy card, free of charge, by contacting us by mail at Attention: Company Secretary, Naked Brand Group Limited, c/o Bendon Limited, 8 Airpark Drive, Airport Oaks, Auckland 2022, New Zealand or by email at proxy@continentalstock.com.

Shareholder Communications with the Board

The Board maintains a process for shareholders to communicate with the Board. Shareholders wishing to communicate with the Board or any individual director must mail a communication addressed to the attention of the Board or the individual director, Attention: Directors, Naked Brand Group Limited, c/o Bendon Limited, 8 Airpark Drive, Airport Oaks, Auckland 2022, New Zealand. Any such communication must state the number of ordinary shares beneficially owned by the shareholder making the communication. All of such communications will be forwarded to the full Board or to any individual director or directors to whom the communication is directed unless the communication is clearly of a marketing nature or is unduly hostile, threatening, illegal, or similarly inappropriate, in which case we have the authority to discard the communication or take appropriate legal action regarding the communication.

Where You Can Find More Information

We file annual and other reports and documents with the SEC under the Securities Exchange Act of 1934, as amended. Our SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549-1004. Please call the SEC at (800) SEC-0330 for further information on the operation of the public reference room.

Proxy voting by the Chair

The Chairman intends to vote all undirected proxies in favour of each Resolution.

Voting by Corporate Representatives

A body corporate may elect to appoint an individual to act as its representative in accordance with section 250D of the Corporations Act, in which case the Company will require a certificate of appointment of the corporate representative executed in accordance with the Corporations Act. The certificate of appointment must be lodged with the Company before the Meeting.

DATED: 30 March 2021

BY ORDER OF THE BOARD OF NAKED BRAND GROUP LIMITED

Kel Fitzalan

Director

Explanatory Memorandum

This Explanatory Memorandum and all attachments are important documents and should be read carefully. If you have any questions regarding the matters set out in this Explanatory Memorandum or the preceding Notice, please contact the Company or your professional adviser.

This Explanatory Memorandum has been prepared for Shareholders in connection with the General Meeting of the Company to be held on Friday, 23 April 2021 at 10:00am (Sydney time) (Thursday, 22 April 2021 at 8:00pm (New York time)).

The purpose of this Explanatory Memorandum is to provide Shareholders with information that the Board believes to be material to Shareholders in deciding whether or not to approve the resolutions detailed in the Notice.

1.	RESOLUTION 1 – PROPOSED TRANSACTION

1.1.	Proposed Transaction

On 21 January 2021, Naked Brands Group Limited (Naked or the Company) announced its plans to undertake a transformative restructure in which it will dispose of its unprofitable bricks-and-mortar operations in order to focus exclusively on the planned rapid acceleration of its e-commerce business. To that end, the Company signed a non-binding and non-exclusive term sheet (Term Sheet) to divest itself of its New Zealand subsidiary Bendon Limited (NZ Company number 110935) (Bendon), and the entities controlled by Bendon (Bendon Group), to a group composed of existing management of the Company, including Justin Davis-Rice (Mr Davis-Rice), the Chairman of the Company and the CEO of Bendon, Anna Johnson (Ms Johnson).

The Company proposes to sign a conditional share sale agreement (Bendon Share Sale Agreement) for the sale of all of the issued share capital in Bendon to JADR Holdings Pty Limited (ACN 151 656 192) as trustee for the DR Family Trust No 2 (Davis-Rice Buyer) and Matana Intimates Holdings Trustee Limited (NZ Company number 8156011) as trustee for the Matana Intimates Holding Trust (Johnson Buyer) (together, the Buyers), associated with Mr Davis-Rice and Ms Johnson respectively (Proposed Transaction).

a)	Independent Board Committee

Mr Davis-Rice is both the Chairman of the Company and is associated with the Davis-Rice Buyer by virtue of it being a family trust. Ms Johnson is the CEO of Bendon and is associated with the Johnson Buyer by virtue of it being a family trust. On that basis, the Company adopted strict governance and information protocols to ensure independent consideration and assessment of the Buyers’ proposal and the Bendon Share Sale Agreement.

The independent directors of the Company (being Simon Tripp, Andrew Shape and Kelvin Fitzalan) have formed the Independent Board Committee which considered, on behalf of the Company, the Buyers’ proposal.

b)	About Bendon

Bendon is a New Zealand company which is wholly owned by Naked. Bendon along with its wholly owned subsidiaries, operate an intimate, swim+resort and sleep apparel business. Bendon’s brands include Fayreform, Me, by Bendon, Pleasure State, Lovable, Bendon, Hickory and Davenport. It recently consolidated its presence to Australia and New Zealand, through 100+ retail doors, an E-commerce site and 59 company-owned Bendon retail and outlet stores. It employs over 500 staff and is headquartered in Auckland, New Zealand.

Despite investing in a turnaround plan from December 2018, the Bendon Group has incurred NZ$78.9m of net losses before tax over the three-year period ending 31 January 2021. The Independent Board Committee is of the view that the Bendon Group will continue to incur losses through to FY24. These losses will continue to impact the Company’s cash flow and based on management forecasts, will require the deployment of further capital to fund which could otherwise be used to grow the Company’s e-commerce business. Bendon is also affected by the unpredictability of trade due to current and potential trading impacts from COVID-19 related shutdowns given its bricks and mortar focus. Accordingly, the Board expects the Bendon Group business to continue to hamper the Company’s growth and value.

The Directors have therefore been considering the associated risks and benefits involved for Shareholders if the Company retains an interest in the Bendon Group.

The results of these considerations is that the Independent Board Committee have taken the view that it is not in the best interests of Shareholders to continue progressing and funding the Bendon business.

c)	Alternative Options Considered

The Company considered a range of options in realising value from Bendon. In September 2019 and in mid-2020, Australian bankers Allunga Capital (Allunga) and, subsequently, New Zealand firm Antipodes Private Investment Bank (Antipodes) were engaged for this purpose.

Allunga was mandated to seek offers for Bendon’s brand Fayreform. Allunga received no material offers after extensive work.

Antipodes was mandated to seek offers for the total Bendon Group. Antipodes reported that they found no interest from the market in acquiring the whole of the Bendon Group and further that the Bendon brands had a low stand-alone value.

New Zealand accountants, Bellingham Wallace were also engaged to estimate the costs involved to effect a liquidation of Bendon. Their advice was that the Company would need to contribute a further NZ25.2 million (assuming Bendon’s existing cash position of NZ$16.5 million is maintained) or NZ$41.7 million if Bendon’s cash balance is transferred to the Company.

The Company also considered placing Bendon into voluntary administration. However, the significant costs, lack of control and potential harm to the brand made this option less desirable.

Following this process and the lack of viable alternatives, the Company received an offer from the Buyers, which resulted in the execution of the Term Sheet.

The Independent Board Committee deliberately negotiated for the Term Sheet to be non-exclusive so as to elicit offers from other interested parties following the related announcement to the market. No such offers or approaches were forthcoming.

1.2.	Bendon Share Sale Agreement

The material terms of the Bendon Share Sale Agreement are set out below. The Bendon Share Sale Agreement is otherwise on terms that are customary for a management buy-out agreement of this nature including the provision by the Buyer of ‘reverse warranties’ in favour of the Company.

Amongst other conditions (set out in paragraph (f)) the Bendon Share Sale Agreement is conditional on Shareholders approving Resolution 1 as described in this Notice. If Resolution 1 is not approved the Proposed Transaction will not proceed.

The key terms of the Bendon Share Sale Agreement are as follows:

a)	(Agreement to buy and sell Bendon) the Company has agreed to sell all of the issued share capital in Bendon together with any accrued rights free from encumbrances for the consideration described in paragraph g) below on the terms and conditions set out in the Bendon Share Sale Agreement. Upon Completion, the Proposed Transaction will have an economic close of 31 January 2021 (Accounts Date) notwithstanding that Completion is due to occur on or before 31 May 2021.

b)	(FOH Services Agreement) the Company will procure that, FOH Online, its wholly owned subsidiary, enters into a management services agreement with Bendon pursuant to which Bendon will provide the management services summarised further in section 1.4.1 to FOH Online (FOH Services Agreement).

c)	(Forgiveness of the Intra Group Loans) the Company will procure that the Naked Group forgives all inter-company debt owing by Bendon Group entities to the Naked Group (Intra Group Loans) effective on 30 January 2021 (which is approximately NZ$40.4 million). Whilst contemplated by the Term Sheet, and therefore warranting disclosure as a deal term, the forgiveness of the Intra Group Loans has already occurred as at the date of this notice. See page 69 of Independent Expert Report for more information.

d)	(Naked Facility) the Company is to provide Bendon with a 5 year loan of NZ$7 million (Naked Facility) at initially an interest rate per annum of 5% and following Bendon obtaining additional external senior debt which the Buyers and Bendon are proposing to raise after Completion, an interest rate of 50 basis points above the rate of this senior debt. The Naked Facility will also be subordinated to this senior debt.

e)	(Ms Johnson’s employee entitlements) the Company will, to the extent permissible under the relevant rules, pay out or settle in cash, all of Ms Johnson’s: (a) accrued remuneration; and (b) share incentive entitlements, up to the Accounts Date.

f)	(Condition Precedent) Completion of the Proposed Transaction is subject to and conditional on:

a.	the items specified above in paragraphs (b), (d) and (e) being satisfied;

b.	the Buyers giving notice and receiving a direction order authorising the Proposed Transaction from the Overseas Investment Office (NZ);

c.	the Bank of New Zealand releasing its security interest over the shares in Bendon;

d.	the relevant Bendon Group entity receiving any change of control consents that are required to be obtained under the material contracts in respect of the Proposed Transaction;

e.	the Company receiving the independent expert’s report prepared in accordance with ASIC’s guidelines that determines that the Proposed Transaction is fair and reasonable to the non-associated shareholders. A description of the Independent Expert’s opinion can be found in section 1.6;

f.	all conflict of interest disclosures in respect of the Proposed Transaction required by applicable law or regulations (including the Nasdaq Listing Rules and in statutory registers) being duly made;

g.	the Seller’s accountant conducting an independent audit of Bendon’s Inventory and FOH Online’s Inventory, as at 31 January 2021, for the purposes of the inventory adjustment contemplated in paragraph (g)

h.	no material adverse change occurring in relation to any Bendon Group entity; and

i.	Mr Davis-Rice (or an entity controlled by Mr Davis-Rice) and Naked entering into a consultant services agreement in relation to Mr Davis-Rice’s role as CEO of the Company (in addition to his ongoing role as chairman of the Company).

A number of these conditions precedent have been satisfied as at the date of this Notice.

g)	(Consideration) The consideration payable by the Buyers is NZ$1.00 as adjusted based on the target inventory amount of NZ$18.2 million and by a true up adjustment for estimated Net Cash/ (Debt) and Working Capital as at the Accounts Date.

h)	(Exit event proceeds) If the Buyers or Mr Davis-Rice and Ms Johnson agree to sell the shares in Bendon or its business within three years following Completion, Naked will be entitled to the following percentage of the net proceeds of the sale:

a.	in the first year following Completion, 75%;

b.	in the second year following Completion, 50%; and

c.	in the third year following Completion, 25%.

i)	(Profit share) The Company is entitled to a tiered percentage of net profits of the Bendon Group for three years commencing on 1 July 2021, being in:

a.	the first year, 30%;

b.	the second year, 20%; and

c.	the third year, 10%.

The net profits are to be calculated on a cumulative basis so that any losses from the first or second year are offset against any profits in a subsequent year.

j)	(Warranties and indemnities) The Company has agreed to provide warranties relating to title, authority and capacity along with associated indemnities for a breach in favour of the Buyers. Given the nature of the management buyout, the Buyers have agreed to provide market standard ‘reverse warranties’ in favour of the Company arising from their intimate knowledge of the Bendon Group business.

k)	(Costs) The Company has agreed to pay up to NZ$300,000 of the Buyers’ and Bendon’s costs in relation to the Proposed Transaction (Buyers’ Transaction Costs) which was agreed in restitution for the Buyers’ agreeing for the Term Sheet to be entered into on a non-exclusive basis.

l)	(Guarantee) Mr Davis-Rice and Ms Johnson guarantee certain obligations under the Bendon Share Sale Agreement with the balance being guaranteed post completion by Bendon.

1.3.	Effects of Proposed Transaction on the Company

As a result of the Proposed Transaction, the Company will be free to focus its development efforts on the FOH Online business, as well as see strategic acquisitions in the e-commerce space that not only compliment FOH Online, but provide the opportunity to generate cross business operational synergies.

The Company has recently proven to be in a position to access capital through the public markets that the board believes is better deployed in complimentary growth businesses in the high margin e-commerce sector. This could also involve investment in technologies that strengthen the Company’s offering and customer experience, that could include but not be limited to the e-commerce platform, body scanning and artificial intelligence.

As a result of the Proposed Transaction, the Company will be free to invest its capital in developing value rather than funding Bendon losses, or funding expensive capital raises to keep the core Bendon business operating.

Accounting consequences

For the Proposed Transaction, the Company will recognize a corresponding reduction of assets and liabilities relating to the sale upon Completion. Additionally, we anticipate the Company will recognise a loss from the sale of the Bendon Group.

Taxation

The Proposed Transaction should not give rise to any Australian income tax consequences for the Company. The Company will not bring to account any capital loss in respect of the forgiveness of the Intra Group Loans.

The summary in this section is general in nature. In addition, particular taxation implications will depend upon the circumstances of each Shareholder. Accordingly, Shareholders are encouraged to seek and rely only on their own professional advice in relation to their tax position. Neither the Company nor any of its officers, employees or advisers assumes any liability or responsibility for advising shareholders about the tax consequences for them from the Proposed Transaction.

1.3.1.	Alternative strategy if MBO Fails

Since Naked listed in 2017, its major asset Bendon has accumulated operating losses of over US$56m. The Independent Board Committee has determined that the best option was to dispose of Bendon. As noted in section 1.1c), an advisor was engaged and offers were sought from the market. This process did not result in any interest from third party buyers.

If the Proposed Transaction is unsuccessful, the Board will remain committed to disposing of the Bendon business to cauterise exposure to future losses. In this scenario, the Company would seek to exit the Bendon business through a liquidation. This is a multifaceted and complex process involving but not limited to settling all liabilities including staff and leases, disposal of inventory and sale of brands among other things.

Naked currently is in a very strong financial position due to capital raised from shareholders in readiness to deploy its new strategy of expanding and developing a world class e-commerce lingerie and intimates retail platform. Accordingly, Naked would be obligated to settle all liabilities at full cost. An analysis of the liquidation option has been undertaken and is more than twice the cost to Naked of the Proposed Transaction, would likely take much longer and would be more risky to deliver as the Naked brand could suffer reputational damage as a result.

1.4.	Ongoing arrangements with Bendon

1.4.1.	FOH Services Agreement

In the current structure, Bendon performs certain services in relation to the FOH Online e-commerce business including revenue and financial reporting, product design, inventory management, freight and logistics management, website management, customer service, marketing and IT support (Bendon Services).

As part of the Proposed Transaction, so that Naked can continue to operate FOH Online using the existing ecommerce model, operating and management structure without having to construct a standalone infrastructure, a 5 year management services agreement is to be entered between FOH Online and Bendon. Under this agreement, Bendon is to provide certain management services to FOH Online and FOH Online is to reimburse Bendon for all direct and reasonable costs incurred in the performance of these services as agreed in annual budget as well as a 5% administration fee based on monthly sales. The 5% administration fee is to cover the actual costs of services performed by Bendon personnel.

The other key terms of the FOH Services Agreement are as follows:

a)	FOH Online may terminate for convenience by 3 months’ notice;

b)	Bendon may not terminate for convenience; and

c)	there are no exclusivity restrictions on either party.

Other than the terms outlined above, the FOH Services Agreement is on terms customary for an agreement of this nature.

The Independent Board Committee’s view is that the terms of the FOH Services Agreement commercially favour the Company. The Independent Board Committee has formed this view given the reasonable fee structure which has been designed so that FOH Online is substantially no less worse off than when the Bendon Services had been provided before Completion and within the Naked corporate group. This coupled with the termination provisions at the Company’s disposal and non-exclusivity arrangements, which allows the Company to pursue third party alternatives for the relevant services should this be more favourable, have resulted in the Independent Board Committee forming the view that the FOH Service Agreement has been concluded on an arm’s length basis. While the FOH Services Agreement is on an arm’s length terms and therefore does not require approval by the shareholders the Independent Board Committee is of the view that it is appropriate for the shareholders to approve the FOH Services Agreement in the context of the broader Proposed Transaction.

1.4.2.	Naked Facility

As part of the Proposed Transaction, the Company proposes to enter into the Facility Agreement pursuant to which it will advance to Bendon an amount of up to NZ$7m to Bendon (Naked Facility) which will be guaranteed by the Australian and New Zealand entities in the Bendon Group and secured by all-asset security over their assets, as is market practice.

The Company has agreed that the Naked Facility will be subordinated to an additional loan which Bendon will be seeking from a third party lender, following completion of the Proposed Transaction (Senior Debt). Until such time as the Senior Debt has been obtained, the interest payable on the Naked Facility will be charged at a fixed rate of 5%. Following Bendon obtaining the Senior Debt, the interest rate will change to the rate that is 50 basis points higher than the rate agreed under the Senior Debt.

The loan has a fixed term of 5 years which may be repaid early in accordance with the Facility Agreement but may not be redrawn by Bendon.

Standard default provisions apply under the Facility Agreement if Bendon or its guarantors fails to repay or observe the terms of the Facility Agreement.

In order to facilitate the exit from the Bendon business, the Company believes it is in the best interests of shareholders to provide the Naked facility to support the transition and ongoing operation of the Bendon business flowing from the Proposed Transaction. This will in turn allow Bendon to continue to operate as a going concern and provide the services under the FOH Services Agreement which the Company will require for its ongoing operations. The Independent Board Committee’s view is that the Naked Facility is on arm’s length terms and is particularly favourable to the Company given the interest rate mechanics. Again, whilst shareholder approval is not strictly required, given the nature of the Proposed Transaction shareholder approval will specifically be sought.

1.5.	Advantages and disadvantages

The Independent Board Committee believes that the Proposed Transaction is in the best interests of the Company for the following (non-exhaustive) reasons:

●	the Independent Expert has concluded that the Proposed Transaction is fair and reasonable to non-associated Shareholders of the Company;

●	the Proposed Transaction will allow the Company to save its cash funds (as it will cease to fund the Bendon business losses) which can be used to focus on the Company’s c.NZ$25m to NZ$30m revenue eCommerce business in FOH Online being efficiently run under a full-service management agreement with Bendon, being the FOH Services Agreement;

●	it removes Bendon material contingent liabilities from the Naked Group (such as lease liabilities and employee entitlements which are estimated to be NZ$18.9m and NZ$3.0m respectively);

●	it avoids the need for the deployment of capital by Naked to fund:

○	the ongoing Bendon losses; or

○	the costs of liquidating Bendon,

which is not conducive to shareholder value;

●	it represents the only offer received, after extensive attempts to sell the Bendon business and/or Bendon’s brands;

●	it is superior to the alternative options available;

●	it avoids the need for a liquidation of Bendon and the estimated cost to the Company of circa NZ$23m-26m million to effect that liquidation;

●	it provides downside risk protection relating to Bendon for Shareholders;

●	it provides Shareholders with a financial upside interest in the possible turnaround of Bendon through the exit event proceeds and profit share arrangements described in further detail in section 1.2;

●	the Proposed Transaction will result in the Company no longer being as exposed to COVID-19 related shutdown events due to its new e-commerce focus;

●	it will provide the Company with continuity of the expertise of the Bendon management via the FOH Services Agreement, and the flexibility to find alternative service providers at short notice;

●	the Company will be positioned to seek material transactions either complimentary to the FOH Online eCommerce business model, or a merger with a material business; and

●	the Bendon business may not be consistent with the investment objectives of all Shareholders.

The Independent Board Committee believes that the following non-exhaustive list of disadvantages may be relevant to a Shareholder’s decision on how to vote on the Proposed Transaction:

●	the Company would lose any future benefit of an increase in the market value of the Bendon business (other than through the exit event proceeds and profit share arrangements described in further detail in section 1.2);

●	for the term of the FOH Services Agreement, the Company would no longer have direct control over the provision of the management services provided by Bendon and their costs;

●	the Proposed Transaction involves the Company selling an asset, which may not be consistent with the investment objectives of all Shareholders; and

●	non-associated Shareholders may disagree with the recommendations of the Independent Board Committee and opinion of the Independent Expert.

1.6.	Independent Expert Report

For the purpose of assisting shareholders on how to vote on Resolution 1, the Company has commissioned an Independent Expert’s Report by FTI Consulting, an independent global business advisory service provider. The Independent Expert has concluded that the Proposed Transaction is fair and reasonable to shareholders as a whole.

Summary of opinion

In FTI’s opinion the Proposed Transaction is fair and reasonable. The evaluation is summarized below. This is summary of FTI’s opinion, Shareholders should read the Independent Expert Report in its entirety before deciding how to vote.

Fairness assessment

FTI tested whether the Proposed Transaction is fair by assessing whether the value of the consideration is equal to or greater than the value of Bendon and the financial benefits (Financial Benefits) included in the Proposed Transaction.

Set out in the table below is FTI’s estimate of the fair value of Bendon and the financial benefits in comparison to the consideration offered by the Buyer.

Table 1: Summary of fairness assessment

Fairness assessment		Low	Mid	High
Financial Benefit to the Buyer, including:

A. The value of the equity in Bendon (on a controlling basis)	NZD 000’s	(67,000)	(64,200)	(61,400)
B. Additional Financial Benefits	NZD 000’s	63,173	63,173	63,173
Total Financial Benefit to the Buyer	NZD 000’s	(3,827)	(1,027)	1,773
versus:
Consideration offered by the Buyer	NZD	1.0	1.0	1.0

Source: FTI Consulting analysis

The Consideration offered by the Buyer, NZD1.00, is within the range of FTI’s estimates of the fair value of Bendon and the Financial Benefits to the Buyer, of between negative NZD3.8 million and positive NZD1.8 million. Both the low end and the mid-point of this range is less than the Consideration of NZD1.00. Accordingly, FTI’s opinion is that the Proposed Transaction is fair.

Reasonableness assessment

In accordance with ASIC RG 111 the Proposed Transaction is reasonable if it is fair, or if despite not being fair, the overall advantages of the proposal outweigh its disadvantages to Shareholders. FTI has also considered the advantages and disadvantages to Shareholders of the Proposed Transaction.

Advantages

FTI identified the following main advantages to Shareholders if the Proposed Transaction proceeds. The Proposed Transaction:

●	removes uncertainty regarding future funding requirements of the continuing losses of the Bendon business;

●	represents the only offer received, after extensive attempts to sell the Bendon business and/or the brands, and, given that a better offer was not received since the announcement, it appears unlikely that one will be received in the near term;

●	is superior to the alternative options available to the Directors;

●	provides downside risk protection for Shareholders;

●	provides Shareholders with a financial upside interest in the possible turnaround of Bendon;

●	will allow Naked to avoid an expensive liquidation process;

●	will allow Naked’s management to focus on its strategic plan to grow the Naked business;

●	will provide Naked with continuity of the expertise of Bendon management via the FOH Services Agreement, and the flexibility to find alternative service providers at short notice; and

●	will help reduce the risk of breaching NASDAQ share price minimums.

Disadvantages

FTI identified the following main disadvantages to Shareholders if the Proposed Transaction proceeds:

●	shareholders will not have the opportunity to participate in the potential upside from Bendon, over and above the upside provided in the transaction terms (profit share clause and profit share on exit clause);

●	the Proposed Transaction constitutes a disposal of the main undertaking of the Company, which while the Proposed Transaction is a disposal is of a loss-making business, there is a risk that Naked will not successfully execute its strategic plan to rebuild the business through acquisitions of more attractive online retail businesses;

●	an ongoing potential conflict of interest is created by the Proposed Transaction where the CEO of Naked, Justin Davis-Rice, will also have an economic interest in Bendon;

●	management of FOH Online will no longer be employed by Naked which could have short term negative implications on Naked’s remaining business; and

●	the ongoing Naked business, at least temporarily, will enjoy a smaller “footprint” in the form of its FOH Online business, which, from a revenue perspective, is smaller than Bendon.

1.7.	Chapter 2E of the Corporations Act

In accordance with section 208 of the Corporations Act, for a public company to give a financial benefit to a related party of the public company, the public company must:

a)	obtain the approval of the public company’s members in the manner set out in sections 217 to 227 of the Corporations Act; and

b)	give the benefit within 15 months following such approval,

unless the giving of the financial benefit falls within an exception set out in sections 210 to 216 of the Corporations Act.

The Proposed Transaction involves the granting of various financial benefits to related parties. Accordingly, the Company seeks Shareholder approval for the purposes of section 208 of the Corporations Act. The various related party components of the Proposed Transaction are described in further detail below.

1.7.1.	Sale of Bendon to Buyers

The sale of Bendon to the Davis-Rice Buyer and the Johnson Buyer constitutes giving a financial benefit to a related party.

Pursuant to and in accordance with the requirements of section 219 of the Corporations Act and ASIC Regulatory Guide 76, the following information is provided in relation to this component of the Proposed Transaction:

Who is the related party?

The related parties are the Davis-Rice Buyer and the Johnson Buyer.

The Davis-Rice Buyer is a related party by virtue of it being associated with Mr Davis-Rice, a director of the Company.

The Johnson Buyer may also be considered a related party on the basis it is acting in concert with the Davis-Rice Buyer and is receiving financial benefits in conjunction with the Davis-Rice Buyer.

What is the nature of the financial benefit?	The nature of the financial benefit proposed to be given to the related party is the transfer of all rights, title and interests to the entire issued share capital in Bendon and consequently, the Bendon Group’s business and any associated benefit or profits arising from that interest.
What is the maximum value of the financial benefit?	The fair value ascribed to 100% of the issued share capital of Bendon is between NZ$61.4 million and NZ$67.0 million by the Independent Expert. This valuation has been conducted before considering the other financial benefits offered under the Proposed Transaction. This valuation is set out in further detail in section 9 of the Independent Expert Report.
When will the financial benefit be granted?	The financial benefits will be granted on the passing of Resolution 1 and Completion of the Proposed Transaction.
Directors’ recommendations

The Independent Board Committee which comprises all of the Directors other than Mr Davis-Rice (who declines to give recommendations in respect of Resolution 1 due to his material personal interests in Resolution 1) have no personal interest in the outcome of Resolution 1 and unanimously recommend that Shareholders vote IN FAVOUR of Resolution 1 subject to the Independent Expert continuing to conclude the Proposed Transaction is fair and reasonable to the non-associated Shareholders.

In consideration of the findings of the Independent Expert’s Report, each member of the Independent Board Committee is of the opinion that Resolution 1 is reasonable and appropriate having regard to the circumstances of the Company, and therefore in the best interests of the Company and Shareholders for the reasons outlined in this Explanatory Memorandum.

The Shareholders associated with Mr Davis-Rice will not be voting on Resolution 1. Otherwise, each Director intends to vote all of their (or their associates) shares in the Company in favour of Resolution 1 in which they (or their associate) are entitled to vote.

Further information

For the avoidance of doubt, following Completion of the Bendon Share Sale Agreement, Mr Davis Rice will remain as Chairman and CEO of the Company and continue as a director of Bendon.

Other than as set out in this Explanatory Memorandum, The Independent Board Committee are not aware of any other information that would be reasonably required by shareholders to allow them to make a decision whether it is in the best interests of the Company to pass Resolution 1.

1.7.2.	FOH Services Agreement

The entering into of the FOH Services Agreement constitutes the provision of financial benefits by the Company’s subsidiary, FOH Online to Bendon, a related party of the Company by virtue of section 228(6) of the Corporations Act.

The FOH Services Agreement, which is summarised in section 1.4.1, has been robustly negotiated on arm’s length terms and accordingly the Independent Board Committee’s view is that it satisfies the arm’s length exception in section 210 of the Corporations Act. However, in the context of the broader Proposed Transaction, the Independent Board Committee considers that it is appropriate that Shareholders approve the FOH Services Agreement for the purposes of Chapter 2E of the Corporations Act.

The following information is provided in relation to this component of the Proposed Transaction for the purposes of section 219 of the Corporations Act and ASIC Regulatory Guide 76.

Who is the related party?	The related party is Bendon by virtue of there being reasonable grounds to believe it will become a related party of the Company if Resolution 1 is approved and the Proposed Transaction occurs due to the Buyers, being related parties of the Company, obtaining control of Bendon.
What is the nature of the financial benefit?	The payment of a service fee by FOH Online, an entity controlled by the Company, to Bendon for all direct and reasonable costs incurred in the performance of these services as agreed in annual budget as well as a 5% administration fee based on monthly sales.
What is the maximum value of the financial benefit?	Refer to section 10.2(b) of the Independent Expert Report.
When will the financial benefit be granted?	The financial benefits will be granted on the passing of Resolution 1 and Completion of the Proposed Transaction.
Directors’ recommendations

The Independent Board Committee which comprises all of the Directors other than Mr Davis-Rice (who declines to give recommendations in respect of Resolution 1 due to his material personal interests in Resolution 1) have no personal interest in the outcome of Resolution 1 and unanimously recommend that Shareholders vote IN FAVOUR of Resolution 1 subject to the Independent Expert continuing to conclude the Proposed Transaction is fair and reasonable to the non-associated Shareholders.

In consideration of the findings of the Independent Expert’s Report, each member of the Independent Board Committee is of the opinion that Resolution 1 is reasonable and appropriate having regard to the circumstances of the Company, and therefore in the best interests of the Company and Shareholders for the reasons outlined in this Explanatory Memorandum and in particular the reasons set out as outlined in section 1.4.1.

The Shareholders associated with Mr Davis-Rice will not be voting on Resolution 1. Otherwise, each Director intends to vote all of their (or their associates) shares in the Company in favour of Resolution 1 in which they (or their associate) are entitled to vote.

Further information	Other than as set out in this Explanatory Memorandum, The Independent Board Committee are not aware of any other information that would be reasonably required by shareholders to allow them to make a decision whether it is in the best interests of the Company to pass Resolution 1.

1.7.3.	Forgiveness of Intra Group Loans

As part of the Proposed Transaction, the Company has forgiven Bendon’s Intra Group Loans, which is a condition of the Buyers’ offer. These loans were historically incurred for the purposes of funding Bendon losses and were forgiven so as to facilitate the completion of the Proposed Transaction. The forgiveness of the Intra Group Loans constitutes the granting of a financial benefit to a related party. The following information is provided in relation to this component of the Proposed Transaction for the purposes of section 219 of the Corporations Act and ASIC Regulatory Guide 76.

Who is the related party?	The related party is Bendon by virtue of there being reasonable grounds to believe it will become a related party of the Company if Resolution 1 is approved and the Proposed Transaction occurs due to the Buyers, being related parties of the Company, obtaining control of Bendon.
What is the nature of the financial benefit?	The forgiveness of loans owing by Bendon to the Naked Group which would otherwise be due and payable by Bendon.
What is the maximum value of the financial benefit?	The maximum value of the financial benefit is the total value of the Intra Group Loans owing by Bendon to the Naked Group being NZ$40.4 million.
When will the financial benefit be granted?	The financial benefits will be granted on the passing of Resolution 1 and Completion of the Proposed Transaction.
Directors’ recommendations

The Independent Board Committee which comprises all of the Directors other than Mr Davis-Rice (who declines to give recommendations in respect of Resolution 1 due to his material personal interests in Resolution 1) have no personal interest in the outcome of Resolution 1 and unanimously recommend that Shareholders vote IN FAVOUR of Resolution 1 subject to the Independent Expert continuing to conclude the Proposed Transaction is fair and reasonable to the non-associated Shareholders.

In consideration of the findings of the Independent Expert’s Report, each member of the Independent Board Committee is of the opinion that Resolution 1 is reasonable and appropriate having regard to the circumstances of the Company, and therefore in the best interests of the Company and Shareholders given the for the reasons outlined in this Explanatory Memorandum including those outlined above.

The Shareholders associated with Mr Davis-Rice will not be voting on Resolution 1. Otherwise, each Director intends to vote all of their (or their associates) shares in the Company in favour of Resolution 1 in which they (or their associate) are entitled to vote.

Further information	Other than as set out in this Explanatory Memorandum, the Independent Board Committee are not aware of any other information that would be reasonably required by Shareholders to allow them to make a decision whether it is in the best interests of the Company to pass Resolution 1.

1.7.4.	Naked Facility

The key terms of the Naked Facility are summarised in section 1.4.2.

The purposes of the Naked Facility is to provide transitional support to the Buyers to ensure the Bendon business can continue to operate as a going concern which is mutually beneficial for Naked and Bendon. This in turn will allow Bendon to continue to provide the relevant services to Naked for the term of the FOH Online Services Agreement which are necessary for Naked’s own continued operations at least in the transitional period.

The granting of the Naked Facility constitutes the giving of financial benefits to a related party. As alluded to in 1.4.2, the Independent Board Committee considers the Naked Facility to be on arm’s length terms and therefore falls within the exception in section 210 of the Corporations Act to obtain shareholder approval. However, given its context in the broader Proposed Transaction the Company is seeking shareholder approval. The following information is provided in relation to this component of the Proposed Transaction for the purposes of section 219 of the Corporations Act and ASIC Regulatory Guide 76.

Who is the related party?	The related party is Bendon by virtue of there being reasonable grounds to believe it will become a related party of the Company if Resolution 1 is approved and the Proposed Transaction occurs due to the Buyers, being related parties of the Company, obtaining control of Bendon.
What is the nature of the financial benefit?	The nature of the financial benefit proposed to be given to Bendon is the availability of funds advanced under the Naked Facility.
What is the maximum value of the financial benefit?	Pursuant to the Facility Agreement, the maximum amount of NZ$7 million can be advanced by Naked to Bendon.
When will the financial benefit be granted?	The financial benefits will be granted on the passing of Resolution 1 and Completion of the Proposed Transaction.
Directors’ recommendations

The Independent Board Committee which comprises all of the Directors other than Mr Davis-Rice (who declines to give recommendations in respect of Resolution 1 due to his material personal interests in Resolution 1) have no personal interest in the outcome of Resolution 1 and unanimously recommend that Shareholders vote IN FAVOUR of Resolution 1 subject to the Independent Expert continuing to conclude the Proposed Transaction is fair and reasonable to the non-associated Shareholders.

In consideration of the findings of the Independent Expert’s Report, each Independent Board Committee is of the opinion that Resolution 1 is reasonable and appropriate having regard to the circumstances of the Company, and therefore in the best interests of the Company and Shareholders for the reasons outlined in this Explanatory Memorandum and in particular section 1.4.2.

The Shareholders associated with Mr Davis-Rice will not be voting on Resolution 1. Otherwise, each Director intends to vote all of their (or their associates) shares in the Company in favour of Resolution 1 in which they (or their associate) are entitled to vote.

Further information	Other than as set out in this Explanatory Memorandum, the Independent Board Committee are not aware of any other information that would be reasonably required by shareholders to allow them to make a decision whether it is in the best interests of the Company to pass Resolution 1.

1.7.5.	Buyers’ Transaction Costs

As part of the Proposed Transaction, the Company has agreed to pay up to NZ$300,000 for the Buyers’ and Bendon’s Transaction Costs. This was commercially agreed in exchange for the Buyers agreeing for the Term Sheet to be entered into on a non-exclusive basis to allow the Company to elicit other offers from interested parties as detailed in section 1.1c).

If the Proposed Transaction does not proceed due to the acts or omissions of the Buyers, the Buyers must refund any such costs paid by the Company.

As this payment is a related party financial benefit, the following information is provided in relation to this component of the Proposed Transaction for the purposes of section 219 of the Corporations Act and ASIC Regulatory Guide 76.

Who is the related party?

The related parties are the Davis-Rice Buyer and the Johnson Buyer.

The Davis-Rice Buyer is a related party by virtue of it being associated with Mr Davis-Rice, a director of the Company.

The Johnson Buyer may also be considered a related party on the basis it is acting in concert with the Davis-Rice Buyer and is receiving financial benefits in conjunction with the Davis-Rice Buyer.

What is the nature of the financial benefit?	A cash payment of up to NZ$300,000 for the Buyers’ Transactions Costs.
What is the maximum value of the financial benefit?	The maximum value of the financial benefit is NZ$300,000.
When will the financial benefit be granted?	The financial benefits will be granted on the passing of Resolution 1 and Completion of the Proposed Transaction.
Directors’ recommendations

The Independent Board Committee which comprises all of the Directors other than Mr Davis-Rice (who declines to give recommendations in respect of Resolution 1 due to his material personal interests in Resolution 1) have no personal interest in the outcome of Resolution 1 and unanimously recommend that Shareholders vote IN FAVOUR of Resolution 1 subject to the Independent Expert continuing to conclude the Proposed Transaction is fair and reasonable to the non-associated Shareholders.

In consideration of the findings of the Independent Expert’s Report, each Independent Board Committee is of the opinion that Resolution 1 is reasonable and appropriate having regard to the circumstances of the Company, and therefore in the best interests of the Company and Shareholders for the reasons outlined in this Explanatory Memorandum including as outlined above.

The Shareholders associated with Mr Davis-Rice will not be voting on Resolution 1. Otherwise, each Director intends to vote all of their (or their associates) shares in the Company in favour of Resolution 1 in which they (or their associate) are entitled to vote.

Further information	Other than as set out in this Explanatory Memorandum, the Independent Board Committee are not aware of any other information that would be reasonably required by shareholders to allow them to make a decision whether it is in the best interests of the Company to pass Resolution 1.

1.7.6.	Voting exclusion statement

The Company will disregard any votes cast in favour of Resolution 1 by or on behalf of Mr Davis-Rice and Ms Johnson or any of their respective associates. However, the Company need not disregard a vote if:

●	it is cast by the person as proxy for a person who is entitled to vote, in accordance with directions on the Proxy Form;

●	it is cast by the Chair as proxy for a person who is entitled to vote, in accordance with a direction on the Proxy Form to vote as the proxy decides; or

●	it is cast by a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:

○	the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on the resolution; and

○	the holder votes on the resolution in accordance with directions given by the beneficiary to the holder to vote in that way.

GLOSSARY

In this Notice and the Explanatory Memorandum:

Accounts Date	31 January 2021 (AEDT)
BDO	means BDO Audit Pty Ltd.
Bendon	means Bendon Limited (company number 110935).
Bendon Group	means Bendon and each of its subsidiaries.
Bendon Share Sale Agreement	has the meaning given to that term in section 1.1.
Board	means the board of Directors.
Buyers’ Transaction Costs	has the meaning given to that term in section 1.2(k).
Company	means Naked Brand Group Limited (ACN 619 054 938).
Completion	means completion of the Bendon Share Sale Agreement.
Constitution	means the constitution of the Company as at the commencement of the Meeting.
Corporations Act	means the Corporations Act 2001 (Cth).
Deed of Debt Forgiveness	means the deed of debt forgiveness annexed to the Bendon Share Sale Agreement.
Director	means a director of the Company.
Explanatory Memorandum	means the Explanatory Memorandum attached to the Notice.
Facility Agreement	means the facility agreement between the Company and Bendon annexed to the Bendon Share Sale Agreement.
FOH Online	means FOH Online Corp.
FOH Services Agreement	means the FOH Services Agreement annexed to the Bendon Share Sale Agreement.
Independent Board Committee	means the independent board committee constituted by Simon Tripp, Andrew Shape and Kelvin Fitzalan.
Independent Expert	means FTI Consulting.
Independent Expert Report	means the independent expert report prepared by the Independent Expert.
Intra Group Loans	has the meaning given to that term in section 1.2(c).
Meeting	means the Company’s General Meeting.
Naked Group	means Naked and each of its subsidiaries but not including the Bendon Group.
Naked Facility	has the meaning given to that term in section 1.2(d).
Notice	means this notice of Meeting.
Proposed Transaction	has the meaning given to that term in section 1.1.
SEC	means the U.S. Securities and Exchange Commission.
Shareholder	means a shareholder of the Company.
Term Sheet	has the meaning given to that term in section 1.1

Annexure A – Proxy Form

17550_Alternate_NakedBrand_Proxy Card_REV3 Front

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.

Vote by Internet – QUICK ★★★ EASY
IMMEDIATE – 24 Hours a Day, 7 Days a Week or by Mail

NAKED BRAND GROUP LIMITED

Your Internet vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card. Votes submitted electronically over the Internet must be received by 10:00 a.m., Sydney Time, on April 21, 2021 (8:00 p.m., New York Time, on April 20, 2021).

INTERNET – www.cstproxyvote.com
Use the Internet to vote your proxy. Have your proxy card available when you access the above website. Follow the prompts to vote your shares.

MAIL – Mark, sign and date your proxy card and return it in the postage-paid envelope provided.

PLEASE DO NOT RETURN THE PROXY CARD IF YOU ARE VOTING ELECTRONICALLY.

▲ FOLD HERE · DO NOT SEPARATE · INSERT IN ENVELOPE PROVIDED ▲

PROXY

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSAL 1.

Please mark your votes like this X

	FOR	AGAINST	ABSTAIN
1. Approval of Proposed Transaction for all purposes, including Chapter 2E of the Corporations Act.	☐	☐	☐

CONTROL NUMBER

Signature______________________________ Signature, if held jointly______________________________ Date____________, 2021.

Note: Please sign exactly as name appears hereon. When shares are held by joint owners, both should sign. When signing as attorney, executor, administrator, trustee, guardian, or corporate officer, please give title as such.

17550_Alternate_NakedBrand_Proxy Card_REV3 Back

Important Notice Regarding the Internet Availability of Proxy Materials for the Extraordinary General Meeting of Stockholders.

The 2021 Proxy Statement is available at: https://www.cstproxy.com/nakedbrands/2021

▲ FOLD HERE · DO NOT SEPARATE · INSERT IN ENVELOPE PROVIDED ▲

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

NAKED BRAND GROUP LIMITED

Proxy for the Extraordinary General Meeting of Stockholders to be held at 10:00 a.m., Sydney Time, on April 23, 2021

The undersigned appoints Justin Davis-Rice as proxy, with the power to appoint his substitute, and authorizes him to represent and to vote, as designated on the reverse hereof, all of the ordinary shares held of record by the undersigned at 10:00 a.m. on April 21, 2021, Sydney time at the Extraordinary General Meeting of Stockholders of Naked Brand Group Limited to be held at 10:00 a.m., Sydney Time, on April 23, 2021 (8:00 p.m., New York Time, on April 22, 2021), or at any adjournment thereof.

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS INDICATED. IF NO CONTRARY INDICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF PROPOSAL 1, AND IN ACCORDANCE WITH THE JUDGMENT OF THE PERSONS NAMED AS PROXY HEREIN ON ANY OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE EXTRAORDINARY GENERAL MEETING. THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

(Continued, and to be marked, dated and signed, on the other side)

Annexure B – Independent Expert Report

29 March 2021

Naked Brand Group Limited

PROPOSED DIVESTMENT OF BENDON LIMITED

INDEPENDENT EXPERT'S REPORT AND FINANCIAL SERVICES GUIDE

EXPERTS WITH IMPACT™

FTI CONSULTING

FTI CONSULTING

29 March 2021

The Independent Directors
Naked Brand Group Limited
Unit 1, 23 Court Road
Double Bay NSW 2028

Dear Independent Directors

Independent expert's report in respect of the proposed divestment of Bendon Limited

Introduction

On 21 January 2021, Naked Brand Group Limited (**Naked** or the **Company**) announced it planned to undertake a restructure and to dispose of its subsidiary, Bendon Limited (**Bendon**) and the entities controlled by Bendon.

Bendon is Naked's brick and mortar clothing retail network that has experienced significant losses in recent years. The Company has signed a non-binding and non-exclusive term sheet to divest Bendon to a group composed of existing management of the Company (**the Proposed Transaction**), including the Chairman of the Company, Justin Davis-Rice and the CEO of Bendon, Anna Johnson (collectively, **the Buyer**).

The consideration offered for 100% of the shares in Bendon is NZD1.00 and transaction terms representing financial benefits to the Buyer (**Financial Benefits**).

Purpose of the report

Chapter 2E of the Corporations Act *Cth* 2001 (**the Act**), as modified by Part 5C.7, prohibits Naked from giving a financial benefit to a related party without shareholder approval unless the financial benefit is given on terms that would be reasonably regarded as being arm's length.

There does not appear to be a statutory requirement for the directors to commission an independent expert's report in relation to the divestment of Bendon. However, for good governance, the Independent Directors of Naked have engaged FTI Consulting (Australia) Pty Limited (**FTI Consulting**) to prepare an independent expert's report (**IER**) advising whether, in our opinion, the Proposed Transaction is fair and reasonable.

We have prepared this report having regard to Chapter 2E (Section 208) of the Act and Australian Securities and Investments Commission (**ASIC**) Regulatory Guide 76 *Related party transactions* (**RG 76**), ASIC Regulatory Guide 111 *Content of expert report* (**RG 111**) and ASIC Regulatory Guide 112 *Independence of experts* (**RG 112**).

This report is to be included in the notice of the meeting (the **Notice of Meeting**) that will be sent to Naked's non-associated shareholders (**Shareholders**) by the directors ahead of the general meeting where the

FTI Consulting (Australia) Pty Limited
ABN 49 160 397 811 | ACN 160 397 811 | AFSL Authorised Representative # 001269325
Level 21 Bourke Place | 600 Bourke Street| Melbourne VIC 3000 Australia
+61 3 9604 0600 main | +61 3 9604 0699 fax | www.fticonsulting.com

NAKED BRAND GROUP LIMITED - INDEPENDENT EXPERT'S REPORT AND FINANCIAL SERVICES GUIDE
29 March 2021

Shareholders will be asked to vote on the Proposed Transaction. Our report has been prepared for the exclusive purpose of assisting Shareholders in their consideration of the Proposed Transaction.

Neither FTI Consulting, nor any member or employee thereof, undertakes responsibility to any person, other than the Shareholders and Naked, in respect of this report, including any errors or omissions however caused.

Basis of evaluation

In preparing the IER, ASIC requires the independent expert, when deciding on the form of analysis for a report, to bear in mind that the main purpose of the report is to adequately deal with the concerns that could reasonably be anticipated by those persons affected by the Proposed Transaction. In preparing the IER we have considered ASIC's regulatory guides and commercial practice.

Whilst RG 111 does not specifically prescribe the form of assessment by an expert in relation to a transaction between related parties (such as the Proposed Transaction), it provides guidance in relation to the content of independent expert's reports prepared for a range of transactions.

Fairness assessment

RG 111 defines an offer for securities, in the context of mergers and acquisitions, as being fair if the value of financial benefit is equal to or less than the value of the consideration being received by Naked from the Buyer.

We have assessed whether the Proposed Transaction is fair by comparing the consideration offered with the fair value of Bendon, including the Financial Benefits.

RG 111.56 states that there should be a separate assessment of fairness and reasonableness.

Fair value is defined by RG 111 as the "*price that would be negotiated in an open and unrestricted market between a knowledgeable, willing but not anxious buyer and a knowledgeable, willing but not anxious seller acting at arm's length*" (RG 111.57).

Special purchasers may be willing to pay higher prices to reduce or eliminate competition, to ensure a source of material supply or sales, or to achieve cost savings or other synergies arising on business combinations that could only be enjoyed by the special purchaser. Our valuation of Bendon has not been premised on the existence of a special purchaser.

Reasonableness assessment

RG 111 specifies that an offer is reasonable if, either:

- the offer is fair; or
- despite not being fair, but considering other significant factors, Shareholders should accept the offer in the absence of any higher bid before the close of the offer.

To assess the reasonableness of the Proposed Transaction, we considered the following significant factors in addition to determining whether the Proposed Transaction is fair:

- the financial situation and solvency of Bendon, including the factors set out in RG 111.26 (the provision of new capital to exploit business opportunities, a reduction in debt and interest payments, or a needed injection of working capital);

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NAKED BRAND GROUP LIMITED - INDEPENDENT EXPERT'S REPORT AND FINANCIAL SERVICES GUIDE
29 March 2021

- the alternative options available to Naked with regards to Bendon and the likelihood of those options occurring
- the value to an alternative bidder and the likelihood of an alternative offer being made
- any special value of Bendon to the Buyer, including the potential write off of the intercompany loan
- other material implications associated with Naked Shareholders rejecting the Proposed Transaction.

Further details of the basis of evaluation are provided in Sections 2, 9 and 10 of our detailed report.

Currency

All references to "dollar", or "NZ$" or "NZD" in this report refer to New Zealand dollars, unless specified otherwise. The use of AUD and USD in this report is specifically stated.

Summary and conclusion

In our opinion the Proposed Transaction is fair and reasonable. Our evaluation is summarised as follows:

Fairness assessment

Set out in the table below is a comparison of our assessment of the fair value of Bendon and the Financial Benefits with the consideration offered by the Buyer.

Table 1: Summary of fairness assessment

Fairness assessment		Low	Mid	High
Financial Benefit to the Buyer, including:				
A. The value of the equity in Bendon (on a controlling basis)	NZD 000's	(67,400)	(64,600)	(61,800)
B. Additional Financial Benefits	NZD 000's	63,119	63,119	63,119
Total Financial Benefit to the Buyer	**NZD 000's**	**(4,281)**	**(1,481)**	**1,319**
versus:				
Consideration offered by the Buyer	**NZD**	**1.0**	**1.0**	**1.0**

Source: FTI Consulting analysis

The assessment of the fairness of the Proposed Transaction compares the proposed consideration of NZD1 with the total Financial Benefit to the Buyer, which comprises:

a) Item A: Control over the Bendon business (which has been loss making and requires further investment in a restructuring); and

b) Item B: The Financial Benefits provided by Naked to the Buyer including release from certain debt obligations and other accrued liabilities a working capital loan, a cash payment to cover movement in inventory, and payment of certain transaction costs (described in detail in section 8.5 of this report).

As can be seen in Table 1, the Consideration offered by the Buyer of NZD1.00 is within the range of our estimate of the fair value of Bendon and the Financial Benefits of between negative NZD4.3 million and positive NZD1.3 million.

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NAKED BRAND GROUP LIMITED - INDEPENDENT EXPERT'S REPORT AND FINANCIAL SERVICES GUIDE
29 March 2021

RG 111.11 provides that 'an offer is fair if the value of the offer price or consideration is equal to or greater than the value of the securities the subject of the offer'. RG 111.95 provides that an expert should usually give a range of values for the securities which are the subject of the offer. In our analysis of the Transaction, we are of the view that, if the value of the Consideration offered falls within the range of values of the equity subject of the offer, including the Financial Benefits to the Buyer, the offer is fair.

As the Consideration is within the range of our estimates of the fair value of Bendon and the Financial Benefits, it is our opinion that the Proposed Transaction is 'fair', to the Shareholders, as a whole.

Value of Bendon

We have estimated the fair value of Bendon by considering the generally accepted valuation approaches, including the:

- Market approach;
- Income approach; and
- Cost approach.

We have applied the Capitalisation of Future Maintainable Earnings (**CFME**) method, under the Market approach, as our primary valuation method. We have cross checked the results of our primary valuation method using a Discounted Cash Flow (**DCF**) method, under the Income approach, and the Net Assets method, under the Cost approach.

Reasonableness assessment

In accordance with RG 111 the Proposed Transaction is reasonable if it is fair, or if despite not being fair, it is reasonable if the overall advantages of the proposal outweigh its disadvantages to Shareholders. We have therefore considered the advantages and disadvantages to Shareholders of the Proposed Transaction proceeding.

Advantages

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FTI CONSULTING

NAKED BRAND GROUP LIMITED - INDEPENDENT EXPERT'S REPORT AND FINANCIAL SERVICES GUIDE
29 March 2021

Disadvantages

Opinion

An individual Shareholder's decision in relation to the Proposed Transaction may be influenced by their particular circumstances. If in doubt Shareholders should consult an independent adviser, who should have regard to their individual circumstances.

Other matters

Taxation

Implementation of the Proposed Transaction may trigger tax consequences for Shareholders earlier than would have been the case otherwise. The taxation consequences of the Proposed Transaction for Shareholders will depend on the personal taxation and financial circumstances of each Shareholder. We recommend Shareholders consider consulting an independent adviser who will have regard to their individual circumstances.

FSG

FTI Consulting has prepared the FSG in accordance with the Act. The FSG is set out in Part 1 of this document.

Limitations

Statements and opinions contained in this IER are given in good faith and are based upon our consideration and assessment of information provided by Naked.

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FTI CONSULTING

NAKED BRAND GROUP LIMITED - INDEPENDENT EXPERT'S REPORT AND FINANCIAL SERVICES GUIDE
29 March 2021

Our IER has been prepared solely for inclusion with the Notice of Meeting to be sent to Shareholders. We do not assume any responsibility or liability to any other party as a result of reliance on our report for any other purpose.

Further details of the relevant legal requirements and the basis of assessment in forming our opinion are set out in the IER.

This IER is provided to the Shareholders for the above purposes only, and should not be used or relied upon for any other purpose, nor should it be disclosed to or discussed with any other party without our prior written consent (except relevant statutory authorities or your professional advisors, acting in that capacity, provided that they accept that we assume no responsibility or liability whatsoever to them in respect of the contents).

No part of our IER, or any reference to our IER may be included in any document, other than the Notice of Meeting that is to be sent to Shareholders, without the prior written consent of FTI Consulting. We do not assume any responsibility for the Notice of Meeting to which our IER is attached. FTI Consulting has consented to the inclusion of our IER in the form and context in which it appears in the Notice of Meeting.

This IER is subject to the limitations and disclosures set out in Section 11 of the Report.

Our valuation has also been performed in accordance with the Accounting Professional & Ethical Standards Board Limited professional standard APES 225 Valuation services (**APES 225**) whereby, under APES 225, this engagement is considered to be a Valuation Engagement.

Our opinion is based on the information available to us as at the date of this Report. A summary of the information we have used and relied on is included in Appendix B of this Report. We are not responsible for updating our report for any events or any change in circumstances after the date of our report, that we are not aware of.

This letter should be read in the context of our full report that is attached.

Yours faithfully

FTI Consulting (Australia) Pty Limited

FTI Consulting (Australia) Pty Limited

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NAKED BRAND GROUP LIMITED - INDEPENDENT EXPERT'S REPORT AND FINANCIAL SERVICES GUIDE
29 March 2021

Part 1 Financial Services Guide

About FTI Consulting

FTI Consulting (Australia) Pty Ltd ABN 49 160 397 811 (**FTI Consulting** or we or us or our as appropriate) has been engaged by Naked Brand Group Limited (Naked or Company) to provide an independent expert's report (IER) for inclusion in the Notice of General Meeting to be held on or about 23 March 2021 and provided to you because you are a shareholder of the Company and may be a retail client.

Financial services guide

In providing the IER, we are therefore required to issue this Financial Services Guide (FSG) to you as a retail client.

This FSG is dated 29 March 2021 and has been prepared in accordance with the Corporations Act 2001 (Cth), and provides information about FTI Consulting generally, the financial services we are authorised to provide, the remuneration FTI Consulting may receive in connection with the preparation of the IER, and how complaints against us will be dealt with.

Financial Services FTI Consulting is authorised to provide

FTI Consulting is an Australian Financial Services (AFS) authorised representative (number 001269325) of FTI Capital Advisors (Australia) Pty Ltd (**FTICAA**) (ABN 600 721 131, AFS licence number 504204, Level 21 Bourke Place, 600 Bourke Street, Melbourne VIC 3000), and is authorised by FTICAA to provide as representative of FTICAA financial product advice in relation to basic deposit products, securities (such as shares and debentures), interests in managed investment schemes and derivatives to wholesale and retail clients.

FTI Consulting provides financial product advice by virtue of our engagement to issue this IER in connection with a financial product. Our IER includes a description of the circumstances of our engagement and the party who has engaged us. The IER is provided as an AFS authorised representative of FTICAA authorised to provide the financial product advice contained in the IER.

You have not engaged us directly and cannot provide us instructions but have been provided with a copy of the IER because of your connection to the matters set out in the IER.

General Financial Product Advice

Our IER provides general financial product advice only, and not personal financial product advice, because it has been prepared without taking into account your personal circumstances, objectives, (financial or otherwise) financial situation or needs. You should consider the appropriateness of this general advice having regard to your own objectives, financial situation and needs when assessing the suitability of the IER to your situation. You should seek personal financial product advice from a suitable Australian financial service licensee to assist you in this assessment.

Remuneration

FTI Consulting will receive a negotiated and agreed fee from the Company who engaged us to provide the IER. Fees are agreed on either a fixed fee or time cost basis. FTI Consulting is entitled to receive a fixed fee of $312,500 plus GST and out-of-pocket expenses for preparing the IER. This fee is not contingent upon the outcome of the subject of the IER.

Except for the fees referred to above, neither FTI Consulting, nor any of its directors, consultants, employees or related entities, or associates of any of them, receive any remuneration or any other benefit, directly or indirectly, for or in connection with the provision of the IER. FTI Consulting does not pay commissions or provide any other benefits to any person in connection with the reports that FTI Consulting is authorised to provide.

All our employees receive a salary and may be eligible for bonuses which are not based on the outcomes of any specific engagement or directly linked to the provision of the IER. Our directors and consultants receive remuneration based on time spent on matters.

Independence and Associations

FTI Consulting is not aware of any actual or potential matter or circumstance that would preclude us from preparing the IER on the grounds of independence under regulatory or professional requirements. In particular, FTI Consulting has had regard to the provisions of applicable pronouncements and other guidance statements relating to professional independence issued by Australian professional accounting bodies and the Australian Securities and Investments Commission (ASIC), specifically ASIC's Regulatory Guide 112 issued on 30 March 2011 (**RG 112**).

The following information in relation to the independence of FTI Consulting is stated in Section 12 of the IER:

FTI Consulting and its related entities do not have at the date of this IER any existing or previous business or professional relationships with Naked or any financial or other interest that we believe could reasonably be regarded as capable of affecting our ability to provide an unbiased opinion in relation to the Proposed Transaction.

FTI Consulting advises that its USA member firm FTI Capital Advisors, LLC (**FTICA**) was in January 2021 retained by Naked to provide Naked with a fairness opinion as regulated by the SEC in the USA (**Fairness Opinion**), since Naked is a Nasdaq listed company. Before completion of the Fairness Opinion Naked advised that an IER was required instead. As a result, the engagement was modified from an instruction to prepare a Fairness Opinion to an instruction to prepare an Australian regulated IER, and consequently, it was necessary to transition the engagement from FTICA to FTI Consulting. Accordingly, the engagement for the Fairness Opinion was not completed, no drafts of the Fairness Opinion or analysis or any communications of FTICA's opinion, methodologies or otherwise were provided to Naked.

In terms of previous engagements, during the period July to September 2019, FTI Consulting's Corporate Finance & Restructuring team was engaged by Naked to assist with its dealings with its bank and investors, in relation to a planned restructure and capital raise. No valuations or strategic advice in relation to the Proposed Transaction were provided which was not envisaged at that time. We have implemented ethical walls between the relevant teams and personnel in accordance with FTI Consulting's ethical wall procedures.

We do not consider that these engagements affect our ability to provide an unbiased opinion in relation to the Proposed Transaction or otherwise threaten or impair our independence.

FTI Consulting had no part in the formulation of the Proposed Transaction. Its only role has been the preparation of this IER.

FTI Consulting considers itself to be independent in terms of RG 112.

We do not have any formal associations or relationships with any entities that are issuers of financial products. However, you should note that we might from time to time provide professional services to financial product issuers in the ordinary course of business.

Complaints Resolution

As an AFS licensee, FTICAA is required to have a system for handling complaints from persons to whom we have provided financial services. All complaints to FTICAA regarding the IER must be in writing, addressed to The Compliance Officer, FTI Capital Advisers (Australia) Pty Limited, Level 21 Bourke Place, 600 Bourke Street, Melbourne VIC 3000.

On receipt of a written complaint, FTICAA will record the complaint, acknowledge receipt and seek to resolve the complaint as quickly and fairly as possible. If you do not receive a satisfactory outcome, you have the option of raising your concern with the Australian Financial Complaints Authority (AFCA). AFCA is an independent body established

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NAKED BRAND GROUP LIMITED - INDEPENDENT EXPERT'S REPORT AND FINANCIAL SERVICES GUIDE
29 March 2021

to provide advice and assist in resolving complaints relating to the financial services industry. This service is provided free of charge. FTICAA is a member of AFCA (No. 41617). AFCA can be contacted at the following address:

Australian Financial Complaints Authority
GPO Box 3
Melbourne, VIC 3001
Telephone: 1800 931 678 Email: info@afca.org.au

Insurance

FTI Consulting and FTICAA have professional indemnity insurance in place that satisfies the compensation arrangement requires under section 912B of the Corporations Act. This insurance will cover claims in relation to the conduct of representatives and employees who no longer provide services to FTI Consulting and FTICAA (but who did at the time of the relevant conduct).

FTI Consulting (Australia) Pty Ltd ACN 160 397 811

AFS Authorised Representative No: 001269325

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NAKED BRAND GROUP LIMITED - INDEPENDENT EXPERT'S REPORT AND FINANCIAL SERVICES GUIDE
29 March 2021

Table of contents

1. The Proposed Transaction ... 1
1.1. Background to the Proposed Transaction ... 1
1.2. Summary of key terms ... 2
1.3. Conditions precedent ... 3
1.4. Rationale for the Proposed Transaction ... 4
1.5. Board and management ... 5
1.6. Ongoing arrangements with Naked and Bendon ... 5
2. Scope of the report ... 7
2.1. Purpose of the report ... 7
2.2. Valuation date ... 7
2.3. Currency ... 7
2.4. Basis of evaluation ... 7
2.5. Assumptions ... 9
2.6. Limitations and reliance on information ... 9
2.7. Disclosure of information ... 10
3. Industry overview ... 11
3.1. The Australian Clothing Retailing & Lingerie Store Industry ... 11
3.2. The New Zealand Apparel Retailing Industry ... 13
3.3. Impact of Covid-19 ... 14
3.4. Competitive environment ... 15
4. Economic overview ... 17
4.1. Australia ... 17
4.2. New Zealand ... 22
5. Profile of Naked ... 27
5.1. Background ... 27
5.2. Brief History ... 27
5.3. Naked's – major brands ... 28
6. Overview of operations ... 29
6.1. Product offerings ... 29
6.2. Group structure ... 29
6.3. Competitive position ... 30
6.4. SWOT analysis ... 31
6.5. Key personnel ... 32
6.6. Historical financial position ... 32
6.7. Historical financial performance ... 35

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6.8. Going concern assessment 37
6.9. Financial forecasts 37
6.10. Capital structure and shareholders 38
6.11. Share price performance 39
6.12. Outlook for Naked 41
7. Profile of Bendon 43
7.1. Background 43
7.2. Overview of operations 43
7.3. Group structure 45
7.4. Key personnel 46
7.5. Historical statement of financial position 47
7.6. Historical financial performance 49
7.7. Financial forecasts 51
8. Valuation methodologies 54
8.1. Overview 54
8.2. Selection of valuation methodology 54
8.3. Primary valuation methodology 54
8.4. Control premium 56
8.5. Assessment of the Financial Benefits 56
9. Valuation of Bendon 58
9.1. Summary valuation of Bendon 58
9.2. Primary valuation methodology 58
9.3. Earnings measure 58
9.4. Selected revenue multiples 59
9.5. CFME valuation conclusion 64
9.6. Valuation cross checks 64
10. Assessment of the Financial Benefits 69
10.1. Summary of assessment of the Financial Benefits 69
10.2. Analysis of the Financial Benefits 69
11. Evaluation 73
11.1. Summary and conclusion 73
11.2. Fairness assessment 73
11.3. Reasonableness assessment 73
11.4. Opinion 76
12. Limitations and disclosures 77
12.2. Disclaimers 77
12.3. Current market conditions 77

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29 March 2021

12.4. Currency 78
12.5. Independence 78
12.6. Consents 79
12.7. Reliance on information 79
12.8. Prospective financial information 79
Appendix A: Glossary of terms 82
Appendix B: Source of information 85
Appendix C: Valuation methodologies 86
Appendix D: Net Asset Value Method 89
Appendix E: Comparable Companies - Description 94
Appendix F: Comparable Transactions - Description 96
Appendix G: Control premium support analysis 98

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NAKED BRAND GROUP LIMITED - INDEPENDENT EXPERT'S REPORT AND FINANCIAL SERVICES GUIDE
29 March 2021

1. The Proposed Transaction

1.1. Background to the Proposed Transaction

Naked Brand Group Limited (**Naked**) was formed in a reverse merger between Naked Brand Group, Inc. and Bendon Ltd (**Bendon**) on 19 June 2018. On 3 December 2018, Bendon acquired FOH Online Corp. (**FOH Online**), an ecommerce retailer based in New York, operating since 2015. Naked's revenues have been consistently declining since 2018, even after the acquisition of FOH Online.

After the merger, the Naked business undertook a turnaround plan for the Bendon business (around December 2018) and has since incurred approximately NZD141.5 million of losses (on a net profit before tax basis) over the three-years between FY18 and FY20, approximately NZD67.6 million of which were attributed to Bendon.

The Independent Directors of Naked are of the view that Bendon will continue to incur losses at least for the next three financial years. In the Independent Directors' view, covering future losses would require funding from additional equity capital. As at the time of preparation of this report, Naked had raised an additional USD100 million in equity, with the expectation to raise a further USD100 million. At the time of structuring the Proposed Transaction, Naked had sufficient funds to grow its business. The Independent Directors and key executives were faced with a decision with regards to the future of the Naked business:

- continue funding the historically loss making Bendon business, with the expectation that the three-year investment in the turnaround program may materialise sometime in the future; or
- liquidate the Bendon business to halt the losses, and likely incur additional and significant cash outflows in the process; or
- divest Bendon in the immediate term, thus reducing exposure to any future and unknown losses.

Accordingly, the Independent Directors, having assessed the above options and have concluded that the Bendon business will to continue to hamper Naked's growth and, as such, Naked will not be able to deliver on Shareholders' expectations of sustained growth and increase in shareholder value.

Bendon had a NZD14.5 million debt facility with the Bank of New Zealand (**BNZ**) with an overdue loan fee of NZD0.5 million as at 31 January 2021. BNZ has formally requested a plan to fully repay the facility by 30 June 2021. As per the expectations of the Independent Directors, this loan could not be repaid through profits of the Company's operations, but rather only through the raising of additional equity capital. This capital raising has occurred, and the loan has been repaid as at the date of this report.

The directors have explored a number of alternative options prior to the Proposed Transaction, all of which had proven to be unsuccessful.

The chart below summarises the process and the alternative options that were explored.

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NAKED BRAND GROUP LIMITED - INDEPENDENT EXPERT'S REPORT AND FINANCIAL SERVICES GUIDE
29 March 2021

Chart 1: Summary of alternative options considered

Options Considered
Sale of Individual Brands
In May 2019, Allunga Advisory was appointed to do a market testing for selling Bendon's Brands.
However, no offer of material value was secured.
Sale of entire Bendon
In Aug 2020, Antipodes Private Investment Bank were mandated to seek interest and potential offers for the Bendon's business.
No bidders were secured citing Bendon's loss of market share and low customer goodwill.
Liquidation of Bendon
New Zealand accountants, Bellingham Wallace, were appointed to assess the implications of a potential liquidation of Bendon.
It was estimated that Naked would need to contribute a further NZD25.2million to effect this liquidation.

Source: Independent Directors

The Independent Directors have taken the view that Naked should not continue progressing and funding the Bendon business' losses and have concluded that divesting Bendon would a better alternative than its alternative option to liquidate the business.

Naked has announced that it plans to undertake a restructure in which it will divest of Bendon in order to focus exclusively on the acceleration of its more profitable e-commerce business and expand by making acquisitions.

Naked has signed a non-binding and non-exclusive term sheet (**Term Sheet**) to divest Bendon, and its controlled entities (**Bendon Group**), to a group composed of the existing management of Naked, including Mr Justin Davis-Rice (**Mr Davis-Rice**), the Chairman of Naked and the CEO of Bendon and Ms. Anna Johnson (**Ms Johnson**) (collectively, **the Buyer**).

1.2. Summary of key terms

The Proposed Transaction is conditional on Shareholders' approval.

The key terms that comprise the financial benefits (**Financial Benefits**) of the Proposed Transaction are:

a) **Agreement to buy and sell Bendon**: the Company has agreed to sell all of the issued share capital in Bendon together with any accrued rights free from encumbrances for the consideration (**Consideration**) on the terms and conditions set out in the Bendon Share Sale Agreement. Upon completion, the Proposed Transaction will have an economic close of 1 February 2021 (**Effective Date**) notwithstanding that completion is scheduled to occur in April 2021.

b) **Consideration**: The Consideration payable by the Buyer is NZD1.00.

c) **Target inventory/Working Capital**: There is a cash adjustment payable by the Company to the Buyer based on the target inventory amount of NZD18.2 million as at the Effective Date.

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e) **Forgiveness of Intra Group Loans**: the Company will, and will procure that Naked forgives all inter-company debt owing by Bendon group entities to Naked (**Intra Group Loans**) on or prior to Completion (which is approximately NZD40.4 million) in accordance with the Deed of Debt Forgiveness annexed to the Bendon Share Sale Agreement.

h) **Costs**: The Company has agreed to pay up to NZD300,000 of the Buyer's costs in relation to the Proposed Transaction.

Other key terms of the Proposed Transaction are:

a) Exit event proceeds: If the Buyer or Mr Davis-Rice and Ms Johnson agree to sell their shares in Bendon or its business within three years following Completion, Naked will be entitled to the following percentage of the net proceeds of the sale:
   - in the first year following Completion, 75.0%;
   - in the second year following Completion, 50.0%; and
   - in the third year following Completion, 25.0%.

b) **Profit share**: The Company is entitled to a tiered percentage of net profits of Bendon for three years, being in:
   - the first year, 30.0%;
   - the second year, 20.0%; and
   - the third year, 10.0%.
   - net profits are calculated on a cumulative basis so that any losses from the first or second year are offset against any profits in a subsequent year.

1.3. Conditions precedent

Completion of the Proposed Transaction is subject to a number of conditions including:

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29 March 2021

b) the Company receiving tax advice that the forgiveness of the Intra Group Loans will not have adverse tax or ongoing compliance consequences for the Company

e) the Seller's accountant conducting an independent stock-take of the Bendon's Inventory and FOH Inventory, as at 1 February 2021, for the purposes of the inventory adjustment

g) Mr Davis-Rice and Naked varying Mr Davis-Rice's consulting agreement to include his appointment as CEO of the Company (in addition to his ongoing role as chairman of the Company), and

h) Bendon declaring and paying a pre-completion dividend of surplus cash (if any) above the estimated cash in the pro-forma balance sheet as at the Accounts Date.

1.4. Rationale for the Proposed Transaction

In September 2019 and June 2020, Australian bankers Allunga Capital (**Allunga**), New Zealand firm Antipodes Private Investment Bank (**Antipodes**) and New Zealand accountants, Bellingham Wallace were engaged to assist the directors of Naked explore the available options.

- Allunga was mandated to seek offers for Bendon's brand Fayreform and Pleasure State. Allunga received no material offers after extensive research.
- Antipodes was mandated to seek offers for the total Bendon business. Antipodes reported that they found no interest from the market and further that the market placed minimal value on Bendon's brands.
- Bellingham Wallace was engaged to estimate the costs involved to effect a liquidation of Bendon. Their advice was that the Company would need to contribute a further NZD25.2 million (assuming Bendon's cash position was NZD16.5 million maintained or NZD41.7 million, if Bendon's cash balance was nil.
- The Company also considered placing Bendon into voluntary administration. However, the significant costs, lack of control and potential harm to the brand made this option less desirable.

The Company then received an offer from the Buyer, which resulted in the negotiation and execution of the Term Sheet.

The Independent Directors required the Term Sheet to be non-exclusive so as to elicit offers from other interested parties following the announcement to the market. No such offers or approaches were forthcoming which ultimately resulted in the Company signing the Bendon Share Sale Agreement with the Buyer.

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1.5. Board and management

Mr Davis-Rice is both the Chairman of the Company and has a controlling interest in the Buyer. Ms Johnson is the CEO of Bendon and also controls the Buyer. On that basis, the Company adopted strict governance and information protocols to ensure independent consideration and assessment of the Buyers' proposal and the Bendon Share Sale Agreement.

After the Proposed Transaction, if successfully completed, Mr Davis-Rice will remain the Chairman of Naked as well as the CEO, and transition from his consulting agreement with Naked, which is currently in place. Mr Davis-Rice will be also be a major shareholder of Bendon.

1.6. Ongoing arrangements with Naked and Bendon

FOH Service Agreement

Currently Bendon, as part of Naked, performs the following services in relation to the FOH Online e-commerce business:

- Revenue reconciliation and reporting
- Product Design
- Inventory Management
- Freight Management
- Logistics Support
- Distribution
- Website management
- Customer Service
- Advertising
- Marketing
- Financial Support
- MIS
- Stock Adjustments

As part of the Proposed Transaction, to ensure that Naked can continue to operate FOH Online efficiently using the existing ecommerce model, and maintain an operating and management structure to avoid having to develop new infrastructure, a five-year management services agreement is proposed between FOH Online and Bendon, which forms a part of the Proposed Transaction. Under the FOH Service Agreement, Bendon is to provide certain management services (the same ones as currently provided) to FOH Online and FOH Online is to reimburse Bendon for all direct and reasonable costs incurred in the performance of these services as agreed in annual budget as well as a 5.0% administration fee to cover operating costs and a rate of return.

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- Bendon is to provide certain management services to FOH Online including revenue and financial reporting, product design, inventory management, freight and logistics management, website management, customer service, marketing and IT support
- FOH Online may terminate the agreement with three months' notice
- Bendon may not terminate the agreement, and
- there are no exclusivity restrictions on either party.

Naked facility

As part of the Proposed Transaction, the Company proposes to enter into a facility agreement where it will advance up to NZD7 million to Bendon (see above under key terms of the Proposed Transaction) which will be guaranteed by all entities in the Bendon group and secured by all-asset security over their assets, as is market practice.

The Company has agreed that the Naked Facility will be subordinated to any external loan which Bendon may be seeking from a major New Zealand based lender, following completion of the Proposed Transaction (**Senior Debt**). Until such time as the Senior Debt has been obtained, the interest payable on the Naked Facility will be charged at a fixed rate of at least 5.0%. Once Bendon has secured the Senior Debt, the interest rate will change to the rate that is 50 basis points higher than the rate agreed under the Senior Debt, or 5.0%, whichever is higher.

The Naked Facility will have a fixed term of five years which may be repaid early but may not be redrawn by Bendon.

Standard default provisions apply if Bendon or its guarantors fail to repay or observe the terms of the Naked Facility agreement.

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2. Scope of the report

2.1. Purpose of the report

The Independent Directors are required to seek shareholder approval where directors are receiving a financial benefit, and if appropriate quantify the financial benefit, as set out in Chapter 2E of the Corporations Act *Cth* 2001 (the **Act**).

In accordance with Chapter 2E (section 208) of the Act, in order to give a financial benefit to a related party, the Company must:

a) obtain shareholder approval in the manner set out in section 217 to 227 of the Act; and

There does not appear to be a statutory requirement for the Independent Directors to commission an independent expert's report in relation to the Proposed Transaction. For good corporate governance, and to assist the Independent Directors meet their obligations under the Act, FTI Consulting has been appointed to prepare this IER to assess whether the Proposed Transaction is fair and reasonable to the non-associated shareholders of Naked (**Shareholders**).

This report is to be sent to Shareholders together with the Notice of Meeting that has been prepared by the directors.

We have undertaken this engagement in accordance with Accounting Professional & Ethical Standards Board Limited professional standard APES 225 Valuations Services (**APES 225**). This engagement is a Valuation Engagement as defined by APES 225.

2.2. Valuation date

The Valuation Date we have used in this report is 1 February 2021, as this is the effective date of the Proposed Transaction.

2.3. Currency

All references to "dollar" or "NZ$" or "NZD" in the financial statements and valuation analysis included in this report are New Zealand dollars. The use of AUD and USD in this report is specifically stated.

2.4. Basis of evaluation

We have prepared the IER having regard to the Australian Securities and Investments Commission (**ASIC**) Regulatory Guides (**RG**), especially RG 76 *Related party transactions* (**RG 76**), RG 111 *Content of expert reports* (**RG 111**) and RG 112 *Independence of experts* (**RG 112**).

RG 76

According to RG 76, a related party transaction is any transaction through which a public company provides a financial benefit to a related party. As noted in RG 76, related party transactions involve conflicts of interest because related parties are often in positions to influence the decision of whether the benefit provided to them, and the terms of its provision.

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RG 76 refers to RG 111 and RG 112 for guidance on how the independent expert should assess a related party transaction.

RG 111 and RG 112

Whilst RG 111 does not specifically prescribe the form of assessment of an expert in relation to a transaction between related parties (such as the Proposed Transaction), it provides guidance in relation to the content of independent expert's reports prepared for a range of transactions.

In preparing our IER, we have adopted the tests of whether the Proposed Transaction is either fair and reasonable, not fair but reasonable, or neither fair nor reasonable, as set out in RG 111.

RG 111 recommends that an opinion as to whether related party transactions are fair and reasonable should focus on the purpose and outcome of the transaction, that is, the substance of the transaction rather than the legal mechanism to effect the transaction.

RG 111.56 states that there should be a separate assessment of fairness and reasonableness.

Fairness

RG 111 defines an offer for securities, in the context of mergers and acquisitions, as being fair if the value of the offer price is equal to or greater than the value of the securities the subject of the offer.

A related party transaction will be 'fair' if the value of the financial benefit to be provided by the entity (Naked) to the related party (the Buyer) is equal to or less than the value of the consideration being provided to the entity. In valuing the financial benefit given and the consideration received by the entity, the expert should take into account all material terms of the transaction.

The comparison is to be made assuming a knowledgeable and willing, but not anxious buyer, and a knowledgeable and willing, but not anxious seller, as well as assuming 100% ownership of the 'target', irrespective of the consideration being offered.

Reasonableness

RG 111 considers a transaction to be reasonable if either:

- the transaction is fair
- despite not being fair, but considering other significant factors, shareholders should accept the offer in the absence of any higher bid before the close of the offer.

Reasonableness factors that we have considered include:

- the current circumstances, financial situation and solvency of Naked
- implications of the Proposed Transaction to Naked
- the alternatives to the Proposed Transaction available to Naked for the Bendon business, the likelihood of those options occurring and the consequences of those alternatives
- the value to an alternative bidder and the likelihood of an alternative offer being made
- special value of Bendon to the Buyer
- other implications associated with Naked's Shareholders not approving the Proposed Transaction.

A Shareholder may consider alternative approaches to assessing the merits of the Proposed Transaction.

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RG 112 primarily focuses on the independence of experts and provide little guidance on evaluating transactions.

2.5. Assumptions

In forming our opinion, we have made the following assumptions:

- all relevant parties have complied, and will continue to comply, with all applicable laws and regulations and existing contracts and there are no alleged or actual material breaches of the same or disputes (including, but not limited to, legal proceedings), other than as publicly disclosed and that there has been no formal or informal indication that any relevant party wishes to terminate or materially renegotiate any aspect of any existing contract, agreement or material understanding, other than as publicly disclosed
- that matters relating to title and ownership of assets (both tangible and intangible) are in good standing, and will remain so, and that there are no material legal proceedings, or disputes, other than as publicly disclosed
- information in relation to the Proposed Transaction provided to Shareholders or any statutory authority by the parties as part of the Notice of Meetings is complete, accurate and fairly presented in all material respects
- if the Proposed Transaction is approved, it will be implemented in accordance with its disclosed terms
- the legal mechanisms to implement the Proposed Transaction are correct and effective.

2.6. Limitations and reliance on information

In preparing this report and arriving at our opinion, we have considered the information detailed in Appendix B of this report. In forming our opinion, we have relied upon the truth, accuracy and completeness of any information provided or made available to us without independently verifying it. Nothing in this report should be taken to imply that FTI Consulting has in any way carried out an audit of the books of account or other records of Naked and Bendon for the purposes of this report.

We also note that the YTD21 management accounts have not been prepared according to the accounting standards and have not been subject to an audit by Naked's external auditors.

Further, we note that an important part of the information base used in forming our opinion is comprised of the opinions and judgements of Naked's management (**Management**). In this regard, we held discussions with Management in relation to the nature of Naked's and Bendon's operating business, its specific risks and opportunities, its historical results, and its prospects for the foreseeable future. This type of information has been evaluated through analysis, enquiry, and review to the extent practical. However, such information is often not capable of external verification or validation.

Management is responsible for ensuring that information provided by it or its representatives is not false, misleading or incomplete. Complete information is deemed to be information which at the time of completing this report should have been made available to FTI Consulting and would have reasonably been expected to have been made available to FTI Consulting to enable us to form our opinion.

We have no reason to believe that any material facts have been withheld from us but do not warrant that our inquiries have revealed all of the matters which an audit or extensive examination might disclose. The

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statements and opinions included in this report are given in good faith, and in the belief that such statements and opinions are not false or misleading.

In addition to the above, FTI Consulting cannot provide any assurance that the forward-looking financial information will be representative of the results that will actually be achieved during the forecast period. Given that we have not used the forecasts in our primary valuation method, but rather as a reasonableness check, any variations in the forward-looking financial information will not necessarily affect our valuation and opinion.

Notwithstanding of the above, the opinion of FTI Consulting is based on prevailing market, economic and other conditions at the date of this report. Conditions can change over relatively short periods of time.

Any subsequent changes in these conditions could impact upon our opinion. We note that we have not undertaken to update our report for events or circumstances arising after the date of this report other than those of a material nature which would impact upon our opinion.

2.7. Disclosure of information

In preparing this report, FTI Consulting has had access to all financial information considered necessary in order to provide the required opinion.

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3. Industry overview

The Company operates predominantly in the Australian and New Zealand markets, therefore, we have reviewed the clothing retailing and lingerie store industries in Australian and New Zealand.

3.1. The Australian Clothing Retailing & Lingerie Store Industry

The lingerie store industry (**Industry**) comprises operators that retail intimate apparel, including lingerie, bras, and underwear. These operators often purchase goods from manufacturers and wholesalers and generally resell them to consumers through their own websites or retail stores.

According to IBISWorld, the main product categories sold by operators in the Industry are as summarised in the chart below:

Chart 2: Industry product segmentation

2%
9%
11%
42%
36%
Bras
Underpants
Sports bras
Shapewear
Other

Source: IBISWorld Lingerie Stores in Australia OD4001 dated July 2020

IBISWorld has estimated that revenue for the Industry was approximately AUD690.5 million for the calendar year 2020, with the Industry having declined at an annualised rate of (0.6% over the last five years (2015 to 2020).[1]

The Industry is forecast to achieve a 0.3% annualised growth over the next five years (2020 to 2025), with Industry revenues reaching AUD700.4 million in the calendar year 2025, with operators likely to face higher external competition and department stores forced to offer lower price points putting pressure on Industry profit margins.[2]

IBISWorld's forecast growth for the Industry over the next five years in comparison to the most recent six years is below:

[1] IBISWorld Lingerie Stores in Australia OD4001 dated July 2020
[2] IBISWorld Lingerie Stores in Australia OD4001 dated July 2020

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Chart 3: Revenue YOY growth annual change (2012 to 2025F) – Lingerie Stores in Australia

Lingerie Stores in Australia - Revenue
760
740
720
700
680
660
Revenue (AUD millions)
6%
4%
2%
0%
-2%
-4%
-6%
-8%
Revenue growth (%)
2014A 2015A 2016A 2017A 2018A 2019A 2020F 2021F 2022F 2023F 2024F 2025F
Revenue (AUD millions)
Revenue growth (%)

Source: IBISWorld Lingerie Stores in Australia OD4001 dated July 2020

Industry revenue has fluctuated significantly over the past nine years and more moderately over the past five years and is forecast to continue this trend over the next five years driven by increased competition from online shopping and traditional department stores. Demand for lingerie is influenced by trends in disposable income, consumer sentiment and population growth.

The Australian Clothing Retailing Industry in general also exhibits a very similar revenue growth trend. IBISWorld has estimated that revenue for the Australian Clothing Retailing Industry was approximately AUD16,083 million for the calendar year 2020, with the Industry having declined at an annualised rate of (0.2% over the last five years (2015 to 2020).[3]

IBISWorld's forecast growth for the Australian Clothing Retailing Industry over the next five years in comparison to the most recent six years is below:

[3] IBISWorld Australia Clothing Retailing Industry G4251 dated October 2020

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Chart 4: Revenue projections and YOY growth annual change (2014 to 2026F)

Australian Clothing Retailing Industry - Revenue
18,000
17,500
17,000
16,500
16,000
15,500
Revenue (AUD millions)
12%
7%
2%
-3%
-8%
-13%
Revenue growth (%)
2014A 2015A 2016A 2017A 2018A 2019A 2020F 2021F 2022F 2023F 2024F 2025F 2026F
Revenue (AUD millions)
Revenue growth (%)

Source: IBISWorld Australia Clothing Retailing Industry G4251 dated October 2020

Industry profitability has increased marginally over the last five years with margins higher than traditional apparel retailing. However, it is projected that profitability will exhibit weak growth over the next five years, eroded by escalating internal and external competition.

3.2. The New Zealand Apparel Retailing Industry

Similar to Australia, the New Zealand apparel retail industry (**NZ Industry**) is forecast to grow moderately after a period of turbulence. IBISWorld forecast NZ Industry revenue to grow at an annualised 4.1% over the next five years (2021 to 2026). Global players have invested in opening stores in New Zealand over the past few years.

IBISWorld's forecast revenue growth for the NZ Industry over the next five years in comparison to the most recent six years is below:

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Chart 5: Revenue projections and YOY annual change (2014 to 2026)

New Zealand Clothing Retailing Industry - Revenue
$3,500
$3,000
$2,500
$2,000
$1,500
Revenue (NZD millions)
15.0%
10.0%
5.0%
0.0%
-5.0%
-10.0%
-15.0%
-20.0%
Revenue growth (%)
2014A 2015A 2016A 2017A 2018A 2019A 2020F 2021F 2022F 2023F 2024F 2025F 2026F
Revenue (NZD millions)
Revenue growth (%)

Source: IBISWorld Clothing Retailing in New Zealand G4251NZ dated April 2020

Industry profitability has decreased over the last five years. IBISWorld estimated the industry profit to account for 2.0% of revenue in 2021. The decline in profitability is mainly due to internal and external price competition.

According to a report published by MarketLine in February 2020, geographically, New Zealand accounts for 0.6% of the Asia-Pacific apparel retail industry.[4]

3.3. Impact of Covid-19

Apparel retailing, specifically lingerie and intimates, is a cyclical industry that is heavily dependent upon the overall level of consumer spending. Purchases of these specialty products tend to be highly correlated with the cycles of disposal income and these purchases often decline during periods of weak economic or market conditions. As a result, it is expected that the COVID-19 pandemic will have a more negative impact on specialist apparel retailers than on other retailers.[5]

IBISWorld estimates the COVID-19 pandemic will have an adverse 7.2% impact on Industry revenues in the calendar year 2020[6] due to the temporary store closures, a general decline in disposable incomes and negative impact to overall consumer sentiment. It is likely that the Australian and state government restrictions on the movement of people in response to the health crisis has materially contributed to this decrease.

[4] MarketLine New Zealand Apparel Retail MLIP3074-0032 dated February 2020
[5] Naked Brads Group Limited – Form 20-F (2020 Annual Report) – page 12
[6] IBISWorld Lingerie Stores in Australia OD4001 dated July 2020

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Additionally, the COVID-19 pandemic has had an impact on product sourcing from China, as temporary factory closures and the pace of workers returning to work has impacted suppliers' ability to source certain raw materials to produce and fulfil finished goods orders in a timely manner.[7]

In response to the pandemic, both the Australian and New Zealand Governments have launched business and consumer stimulus packages, such as JobKeeper and Wage Subsidy Scheme, to eligible businesses as a means of subsidising wages during the restricted lockdown period.

In Australia, JobKeeper subsidies were legislated to continue until September 2020, then at a reduced rate until March 2021, after which it is unknown whether future government support will be available. It is anticipated that future government policy will have a significant impact on businesses' cash flows, profitability, staff employment and consumer spending beyond this time.

The ability of Industry participants to successfully renegotiate rental agreements, specifically rental holidays or deferments, throughout the COVID-19 pandemic may also be a critical factor in sustaining businesses throughout the economic downturn and pandemic.

The length and economic impact of the COVID-19 pandemic is currently not fully known. Accordingly, the profits of industry participants are at risk and expected to fluctuate significantly.

3.4. Competitive environment

The Industry is in a mature stage of its life cycle, demonstrated by declining store numbers and increasing competition from online retailers in the digital channel, which enjoy lower barriers of entry.[8]

Major players in the Industry include HBI Holdings Australasia with 32.6%, Cotton-On Clothing with 9.3% and BB Retail Capital with 8% market share.[9]

However, the Industry is highly fragmented with a number of smaller players such as: Bras N Things, Honey Birdette and Bendon, providing niche products that service the changing needs of customers. Players in the industry generally compete on product offering and quality, pricing, branding and marketing, customer experience, loyalty and physical store location.

The move towards the digital economy and disruptive technologies has dramatically impacted traditional brick and mortar retail businesses. Online retailers have transformed consumer shopping experiences by offering an increased product range at competitive prices delivered to their doors. In response, traditional brick and mortar retailers have increased focus on online platforms complementing their shopfront offerings.

Competitive factors include:

- anticipating and responding to changing consumer tastes and shopping preferences in a timely manner
- maintaining favourable brand recognition, including through digital brand engagement
- appropriately pricing products for customers
- ensuring product availability and optimising supply chain efficiencies, and

[7] Naked Brads Group Limited – Form 20-F (2020 Annual Report) – page 12
[8] IBISWorld Lingerie Stores in Australia OD4001 dated July 2020
[9] IBISWorld Lingerie Stores in Australia OD4001 dated July 2020

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- obtaining sufficient retail floor space and effective presentation of products.

The continued popularity of online shopping is forecast to pose a threat to players with heavy brick and mortar strategies as revenue is increasingly lost to online-only players. Failure to compete effectively or to keep pace with rapidly changing markets will likely lead to material adverse effects on operators.

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4. Economic overview

4.1. Australia

4.1.1. Overview

The COVID-19 pandemic has had a significant impact on Australian economic activity, with the level of disruption not experienced since the Great Depression.

Although the nature and speed of the recovery, as well as the continued flow on effects to the retail industry remain uncertain, the domestic economic recovery according to the Reserve Bank of Australia (**RBA**) has run faster than previously expected, consistent with other countries globally that have begun lifting lockdown measures.[10]

Employment has also recovered faster than previously expected and has supported growth in overall household spending. with the Australian economy rebounding by 3% in the September quarter, following a 7% contraction in the June quarter of 2020.

Nevertheless, conditions in sectors of the private economy remain weak with company investment intentions across most industries sharply lower than before the pandemic.

Full time employment is still well below pre-pandemic levels and the unemployment rate remains much higher than a year ago with leading labour market indicators such as job advertisements and vacancies continuing to show signs of recovery.

The Economist Intelligence Unit's (**EIU**) outlook for the Australian economy is summarised in the table below. These forecasts form the basis for our more detailed discussion on the specific Australian economic conditions in the next few pages of this report.

Table 2: Australian Economic Outlook

	2020F	2021F	2022F	2023F	2024F	2025F
Real GDP growth (%)	(4.1)	2.0	2.3	2.8	2.5	2.6
Industrial production growth (%)	(1.4)	2.2	2.4	2.6	2.5	2.7
Gross agricultural production growth (%)	(0.5)	2.2	1.6	1.4	1.3	1.3
Unemployment rate (%) (avg.)	6.6	6.7	6.5	6.2	6.0	5.7
Consumer price inflation (%) (avg.)	0.7	1.3	1.4	1.7	1.6	1.8
Consumer price inflation (%) (end-period)	0.4	1.3	1.6	1.7	1.6	2.0
Money market interest rate (%) (avg.)	0.2	0.1	0.1	0.1	0.3	0.6
General government balance (% of GDP)	(7.9)	(6.2)	(5.2)	(4.3)	(3.8)	(3.4)
Exports of goods fob (USD bn)	241.5	283.8	307.0	323.9	335.3	348.0
Imports of goods fob (USD bn)	206.4	248.3	272.3	287.0	299.7	317.8
Current-account balance (USD bn)	11.2	6.6	2.1	(3.1)	(7.5)	(16.6)
Current-account balance (% of GDP)	0.8	0.4	0.1	(0.2)	(0.4)	(0.9)
External debt (year-end; US$ bn)	1,575.9	1,552.5	1,525.5	1,526.0	1,529.9	1,529.0
Exchange rate AUD:USD (avg.)	1.455	1.383	1.386	1.367	1.351	1.346
Exchange rate AUD:USD (end-period)	1.383	1.374	1.388	1.361	1.341	1.339

10 Statement on Monetary Policy – February 2021 – page 1

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Source: The Economist Intelligence Unit 2020

4.1.2. Gross Domestic Product

Restrictions on population movement during calendar year 2020 had an enormous impact on the economy with each region of Australia experiencing its own unique set of COVID-19 challenges.

As a result of the COVID-19 pandemic, real gross domestic product (**GDP**) contracted by 4.1% in the calendar year 2020. The recovery in 2021 is forecast by the EIU to be modest, at 2.0% growth, with momentum slightly building thereafter with forecast growth estimated to be 2.6% in 2025.

Chart 6: Australian Real gross domestic product (2010 to 2025F) (AUD billion)

Real gross domestic product - Australia
AUD billions
2,500
2,000
1,500
1,000
500
0
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025

Source: World Bank, CEIC data company, The Economist Intelligence Unit 2020

4.1.3. Unemployment

The Australian unemployment rate fell to 6.6% in December, down from its peak of 7.5% in July 2020.[11] The decline in the unemployment rate has been faster than previously expected by the RBA, and recovery in activity and overall employment across the nation has also been stronger.

The improvement in demand is further supported by forward-looking indicators of employment such as job advertisements and vacancies that have continued to improve in recent months.

There are improved employment expectations for 2021, although the outlook is mixed across industries such as, tourism and education which are forecast to continue to reduce staffing levels.

Employment growth is expected to recover in calendar years 2021 and 2022, as restrictions continue to ease, especially restrictions on mobility between regions and states in Australia.

Despite this, it will take some time to reverse the spike in the unemployment rate, which the EIU forecasts will stay relatively flat for the next two years till 2022, only falling to 5.7% by 2025, not reaching 2019 pre-pandemic levels.

[11] Statement on Monetary Policy – February 2021 – page 22

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Chart 7: Australian Seasonally Adjusted Unemployment Rate (%)

Unemployment Rate, Seasonally Adjusted (%)
Percent
8.0
7.5
7.0
6.5
6.0
5.5
5.0
4.5
4.0
Jan-15
Mar-15
May-15
Jul-15
Sep-15
Nov-15
Jan-16
Mar-16
May-16
Jul-16
Sep-16
Nov-16
Jan-17
Mar-17
May-17
Jul-17
Sep-17
Nov-17
Jan-18
Mar-18
May-18
Jul-18
Sep-18
Nov-18
Jan-19
Mar-19
May-19
Jul-19
Sep-19
Nov-19
Jan-20
Mar-20
May-20
Jul-20
Sep-20
Nov-20
Jan-21

Source: Labour Force, Australia – January 2021 update released 18 February 2021

4.1.4. Consumer confidence

The Westpac-Melbourne Institute Index of Consumer Sentiment fell by 4.5% to 107 in January 2021 from 112.0 in December 2020. This is likely driven by domestic border closures, the emergence of COVID-19 clusters in some states and an increase in COVID-19 cases overseas seen during the Christmas period.

Consumer sentiment remains elevated at 14.6% above the level a year ago and a staggering 41.5% above the low in April 2020.

When compared to the previous survey in December 2020, respondents in January 2021 were less positive about their finances and were less likely to buy major household items.[12]

[12] https://www.westpac.com.au/content/dam/public/wbc/documents/pdf/aw/economics-research/er20210120BullConsumerSentiment.pdf

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Chart 8: Consumer Sentiment Index (%)

index
index
130
120
110
100
90
80
70
Sources: Westpac Economics, Melbourne Institute
Jan-05
Jan-09
Jan-13
Jan-17
Jan-21

Source: Westpac-MI Consumer Sentiment January

4.1.5. Inflation

Consumer price inflation (**CPI**) in Australia has been subdued in recent years, averaging 0.9% over 2020, well below the RBA's targeted inflation band of 2.0% to 3.0%. Australia avoided a technical recession as although CPI fell by 1.9% in the June quarter of 2020, CPI increased in both the September and December quarters by 1.6% and 0.9% respectively.

During the December quarter, the most significant rise was seen in tobacco at 10.9% in sharp contrast to the most significant fall which was electricity being 7.5%.[13]

During 2020, CPI for Garments for Women in Australia, as defined by the ABS, fell a collective 3.1% with a 5.4% decline in the December quarter alone, largely due to the increased participation of retailers in promotional events such as Black Friday.[14]

Headline inflation has been extremely volatile since the start of the COVID-19 pandemic, particularly driven by the introduction and subsequent reversal of various temporary policy support measures, such as free childcare for Australian families. Working in the opposite direction though are price increase of some household goods, which were initially boosted in response to strong demand and supply disruptions. However, most of these effects have now run their course.[15]

In the longer term, it is expected that recovery will continue and the EIU currently predicting a gradual increase in inflation over the 2021 to 2025 period, reaching an average 1.8% in 2025.

[13] https://www.abs.gov.au/statistics/economy/price-indexes-and-inflation/consumer-price-index-australia/latest-release#data-download

[14] https://www.abs.gov.au/statistics/economy/price-indexes-and-inflation/consumer-price-index-australia/latest-release#data-download

[15] Statement on Monetary Policy – February 2021 – page 2

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Chart 9: Australian Quarterly CPI (%)

Australian Quarterly Consumer Price Index - All groups
Percentage Change from Previous Period (%)
2.0
1.5
1.0
0.5
0.0
-0.5
-1.0
-1.5
-2.0
-2.5
Dec-12
Jun-13
Dec-13
Jun-14
Dec-14
Jun-15
Dec-15
Jun-16
Dec-16
Jun-17
Dec-17
Jun-18
Dec-18
Jun-19
Dec-19
Jun-20
Dec-20

Source: ABS 6401.0 Consumer Price Index, Australia, December 2020

4.1.6. Interest rates

The RBA has cut interest rates progressively since November 2011 to stimulate growth in the Australian economy. The latest cuts by the RBA in response to the COVID-19 pandemic have reduced the cash rate down to a record low of 0.10% in November 2020.

In additional to a cut to the official cash rate, the RBA announced in November 2020 it would employ less conventional measures in an attempt to support inflation and encourage lending and investment. These included lowering its three-year bond rate target to 0.1% and committing to buying billions of dollars of Australian government bonds.

Per the February 2021 Statement of Monetary Policy, the RBA board remains committed to do what it can to support the economy through the recovery with current expectations that it will not increase the cash rate until actual inflation is sustainably within the 2.0% to 3.0% target range.

It is further expected that this can only be achieved when wage growth becomes materially higher than it currently is, and significant employment gains are achieved. The RBA board does not expect these conditions to be met until 2024 at the earliest.

4.1.7. Discretionary Income

Discretionary income is expected to decline by 7.8% in 2020-21[16] due to the COVID-19 pandemic. While the economy is expected to recover in the second half, federal and state government fiscal support measures will begin to unwind reducing income to those reliant on the programs.

Additional stimulus in the form of tax cuts for middle-income and high-income households are likely to slightly offset these impacts.

[16] The Global Economic Outlook For Australia and New Zealand (2021) – IBISWorld

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IBISWorld are currently forecasting that household incomes will increase 2.4% in 2021-22 driven by a recovery in unemployment and overall improvement in economic activity.[16 17]

Over the next five years, it is estimated income will grow at an annualised 1.5% to 2025-26 but likely remaining below the peak of 2018-19.[18]

4.2. New Zealand

4.2.1. Overview

The outlook for the New Zealand economy remains uncertain due to the economic shock caused by the COVID-19 global pandemic.

Globally, the COVID-19 pandemic affected trade and travel flows. New Zealand's border closed to international travellers on 19 March 2020 and remained closed throughout the September 2020 quarter. In Auckland, strict physical distancing requirements were put in place. Businesses generally were only allowed to operate if they did not require close physical contact, and only essential businesses could physically receive customers.

Table 3: New Zealand Economic Outlook

New Zealand Economy (annual average % change)

	2016A	2017A	2018A	2019A	2020F	2021F	2022F
Real GDP (production)	3.9	3.1	3.2	2.3	(4.8)	3.1	4.0
Private Consumption	5.8	5.3	3.3	2.9	(3.8)	2.7	4.3
Public Consumption	2.1	2.9	3.7	4.3	6.5	4.0	(0.7)
Residential investment	11.2	(0.8)	0.1	4.3	(9.9)	6.9	(1.4)
Other investment	0.9	7.2	7.7	1.9	(11.2)	0.1	5.6
Stockbuilding	0.1	0.2	0.3	(0.7)	(0.5)	0.7	-
Gross National Expenditure	4.6	5.1	4.2	2.2	(4.1)	3.9	3.3
Total Exports	2.4	2.5	2.8	2.3	(11.9)	4.2	11.5
Total Imports	3.8	7.3	6.5	2.2	(15.2)	6.3	10.0
Employment (annual %)	6.0	3.6	2.2	1.2	(0.3)	(0.5)	3.2
Unemployment Rate (sa; Dec qtr)	5.3	4.5	4.4	4.1	6.2	7.5	5.7
Labour Cost Index (annual %)	1.6	1.9	2.0	2.4	1.6	2.1	1.6
Terms of trade (OTI basis; annual %)	6.7	7.9	(4.8)	7.1	(3.1)	(3.6)	3.1
Current Account Balance (sa, $bn)	(5.9)	(8.4)	(12.6)	(10.5)	(5.1)	(10.1)	(9.3)
as % of GDP	*(2.2)*	*(3.0)*	*(4.3)*	*(3.4)*	*(1.7)*	*(3.2)*	*(2.8)*

Source: ANZ New Zealand Economic Outlook report (October 2020)

4.2.2. Gross Domestic Product

According to Statistics New Zealand, on an annual basis, GDP declined 2.2 % over the year ended September 2020. In the September 2020 quarter, GDP was up 14.0%, which is the largest quarterly increase in GDP on record. GDP is forecast by Westpac to increase to 2.4% by December 2022 and 1.3% by December 2025.

---

[17] The Global Economic Outlook For Australia and New Zealand (2021) – IBISWorld
[18] The Global Economic Outlook For Australia and New Zealand (2021) – IBISWorld

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Chart 10: New Zealand Real gross domestic product (2010 to 2022F) (NZD billions)

Real gross domestic product - New Zealand
NZD billions
300
250
200
150
100
50
0
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022

Source: World Bank, CEIC data company, ANZ New Zealand Economic Outlook report (October 2020)

GDP increase was mainly contributed by service industries which rose by 11.1% in the September 2020 quarter. All of the 11 service industries grew during the September 2020 quarter. The retail, accommodation, and restaurants category were the main driver up 42.8%. Both subindustries showed significant growth, with accommodation and food services increasing 107.4% and retail trade up 24.8%. Over the year to September 2020, retail, accommodation, and restaurants declined 2.6%.

4.2.3. Unemployment

Labour market data was stronger than anticipated by the Treasury of New Zealand, with a rise in employment. However, uncertainty remains as to whether the strength in employment will continue in early 2021, particularly as early 2021 has traditionally been the peak of New Zealand's international tourism season.

In its ANZ New Zealand Economic Outlook report published in October 2020, ANZ forecasts that job losses are expected to rise as closed border impacts start evidencing and fiscal policy supports renews. Firms' reluctance to hire will become more entrenched as weak demand becomes clearer. Wage costs will also be a consideration, especially in tourism-exposed industries like retail and hospitality, with the minimum wage set to rise further.

As seen in Chart 11 below, 141,000 were unemployed in the December 2020 quarter. The seasonally adjusted unemployment rate was 4.9% in the December 2020 quarter, down from 5.3% in the September quarter. In the year to the December 2020 quarter, there were 25,000 more unemployed people.[19]

In relation to the retail trade, accommodation, and food services industries, in Auckland, 125,700 people were employed for the industries in the September 2020 quarter, with the total unadjusted number of employed people in Auckland being 893,200.[20]

[19] https://www.stats.govt.nz/information-releases/labour-market-statistics-december-2020-quarter
[20] https://www.stats.govt.nz/news/unemployment-rate-hits-5-3-percent-due-to-covid-19

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Chart 11: Unemployment rate in New Zealand

Unemployment rate, seasonally adjusted (%), March 2010 to December 2020 quarters
Percent
7
6
5
4
3
Mar-10
Sep-10
Mar-11
Sep-11
Mar-12
Sep-12
Mar-13
Sep-13
Mar-14
Sep-14
Mar-15
Sep-15
Mar-16
Sep-16
Mar-17
Sep-17
Mar-18
Sep-18
Mar-19
Sep-19
Mar-20
Sep-20

Source: Statistics New Zealand – December 2020 update released 3 February 2021

4.2.4. Consumer confidence

The ANZ-Roy Morgan New Zealand Consumer Confidence index rose by 1.8 points to 113.8 in January 2021. Consumer confidence is currently close to its historical average of around 120 but remains well short of 2017-19 levels.

Chart 12: ANZ-Roy Morgan Consumer Confidence index

ANZ-Roy Morgan Consumer Confidence index, Average, 2015 to 2020
Index
130
125
120
115
110
105
100
120.1
120.5
125.7
121.1
120
105.8
2015
2016
2017
2018
2019
2020

Source: ANZ research, Roy Morgan

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4.2.5. Inflation

From the December 2019 quarter to the December 2020 quarter, the inflation rate was 1.4%. Housing and household utilities increased 2.6%, with rentals for housing up 2.9%. Food prices increased 2.5%, with fruit and vegetables up 8.6%.[21]

Chart 13: New Zealand Quarterly Inflation (%)

Consumer price index, annual change (%), December 2016 - December 2020
Percent
3
2.5
2
1.5
1
0.5
0
Dec-16
Jun-17
Dec-17
Jun-18
Dec-18
Jun-19
Dec-19
Jun-20
Dec-20
Percentage change

Source: Statistics New Zealand

Under the current Policy Targets Agreement (**PTA**) the Reserve Bank of New Zealand (**RBNZ**) is required to keep annual increases in the CPI between 1% and 3% on average over the medium term, with a focus on keeping future average inflation near the 2% target midpoint.

RBNZ confirmed that additional stimulus would be provided to meet the consumer price inflation and employment remit through a Funding for Lending Programme (**FLP**), commencing in December 2021. The size of the programme is estimated to be about NZD28 billion.

4.2.6. Interest rates

The RBNZ held its official cash rate (**OCR**) at 0.25% on 11 November 2020 and announced that the rates would remain until March 2021. Both Westpac and ANZ forecast in their quarterly economic overviews that OCR will drop to negative in the second half of 2021.

4.2.7. Government support

There has been a significant increase in monetary and fiscal stimulus to the domestic economy since 2020. While COVID-related support spending is winding down, there will be ongoing increases in general Government spending and huge infrastructure investment over the coming years.

The New Zealand Government rolled out a wage subsidy scheme to support employers and sole traders if they were impacted by COVID-19 and faced laying off staff or reducing hours. At the end of September 2020, there were 204,116 people receiving a Jobseeker Support benefit. The initial wage subsidy scheme ended in June 2020. An eight-week wage subsidy extension payment was available to employers who continued to be

[21] https://www.stats.govt.nz/information-releases/consumers-price-index-december-2020-quarter

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significantly affected by COVID-19, and a two-week COVID-19 resurgence wage subsidy payment was available for employers impacted by the change in alert levels during the September 2020 quarter. Both schemes closed in early September 2020. From a nominal expenditure perspective, the wage subsidy payments were worth NZD14 billion, which is 9.0% of total GDP in the first half of 2020.

RBNZ also announced that it would provide additional monetary stimulus through a FLP that commences in December 2021. It would help meet the consumer price inflation and employment remit. The FLP will reduce banks' funding costs and lower interest rates. The size of the programme is estimated to be about NZD28 billion. RBNZ is of the view that monetary policy will need to remain stimulatory for a period of time, and that it must remain prepared to provide additional support if necessary.

4.2.8. Disposable income

Towards the end of 2020, the lower level of COVID-19 restrictions aided New Zealand's ability to buy goods and services from its income in the September 2020 quarter.

According to the Quarterly Economic Overview published by Westpac in November 2020, monthly retail spending has prevailed the levels prior to COVID-19. Spending on appliances, recreational items, and household renovations has increased, with reduced spending on entertainment activities and travel.

4.2.9. Retail

According to the Monthly Economic Review by Parliament NZ, retail sales volumes rose by 28.0% in the September quarter, which followed a 14.8% fall in the June quarter as a result of the COVID-19 lockdown. Twelve out of fifteen industries recorded higher sales volumes in the September quarter. Retail sales volumes in the accommodation industry, and the food and beverage services industry grew by around 66.0% in the September quarter as households increased spending in these industries following the lifting of the nationwide lockdown.[22]

[22] https://www.parliament.nz/en/pb/library-research-papers/monthly-economic-review/monthly-economic-review-december-2020/

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5. Profile of Naked

5.1. Background

Naked was incorporated in Australia in 2017 as a designer, distributor, wholesaler, and retailer of women's and men's intimate apparel as well as women's swimwear. It caters to various customer segments through a portfolio of nine internationally recognised company-owned and licensed brands.

Chart 14: Summary of Naked's brands[23]

bendon
pleasure state
LOVABLE
Fayreform
Davenport
HICKORY
bendon MAN
Frederick's OF HOLLYWOOD

Source: Company's website

The Company operates in 7 countries through a network of 100+ retail locations, a network of e-commerce sites and 59 company-owned stores in Australia and New Zealand.[24] The Company purchases from manufacturers in China and ships to its distribution centres in New Zealand and Los Angeles.

Naked merged with Bendon in May 2018. The vision for the merger was the creation of a portfolio of iconic innerwear, sleepwear, and swimwear brands. Management at the time believed that through its access to US capital markets, the Company would have the financial flexibility to expand distribution networks and further develop the businesses as well as acquire complementary brands.

In June 2018, Naked established its headquarters in Auckland, New Zealand.

5.2. Brief History

Naked was originally founded in Vancouver, Canada, in 2010, as a men's underwear manufacturer with the basic desire to create a new standard for how products worn close to the skin fit, feel, and function. In 2014, the Company relocated its headquarters to New York City and expanded its men's collections and developed women's intimate apparel, sleepwear, and loungewear collections.

[23] http://www.nakedbrands.com/ourbrands
[24] http://www.nakedbrands.com/ourbrands

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Chart 15: Naked's timeline

- 2010 – Naked is founded in Vancouver as a men's underwear manufacture
- 2014 – Relocated headquarters to New York City
- 2015 – Launched women's intimate apparel – first women's sleep and loungewear collection
- 2016 – Launched first collection of Wade X Naked in collaboration with NBA Champion Dwayne Wade
- 2016 – signed LOI with Bendon for a proposed business combination
- 2017 – Signed a securities purchase agreement binding to the LOI
- 2017 – Naked's holding company was incorporated to serve as the holding company for the merger with Bendon
- 2018 – Bendon and Naked merge to form Naked Group Inc. FOH global e-commerce licence acquired.

Source: S&P Capital IQ

5.3. Naked's – major brands

The Company has a portfolio of nine internationally recognised company-owned and licensed brands. Its key brands include the following:

Bendon

Bendon was incorporated in New Zealand in 1947. Bendon retails intimate apparel and swimwear and owns a portfolio of eight brands, including Bendon, Bendon Man, Davenport, Fayreform, Lovable, Pleasure State, and Hickory. The Company distributes its products through its retail and outlet stores and online.[25]

Frederick's OF HOLLYWOOD

Frederick's of Hollywood (**FOH**) was founded in 1946. FOH introduced the push-up bra, padded bra, and black lingerie in the US market. Through FOH, the Company is the exclusive licensee of FOH's global online licence under which Naked distributes FOH intimate products, sleepwear, loungewear, swimwear and swimwear accessories, and costume products. The Company distributes these products online at www.bendonlingerie.com and www.fredericks.com and does not own any brick-and-mortar retail stores. In November 2018, the Company acquired the direct ownership of the licence agreement FOH had with ABG-Frederick's of Hollywood LLC (**ABG**). Naked previously marketed the FOH branded merchandise through a sub-licence arrangement with FOH.

[25] http://www.nakedbrands.com/ourbrands

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6. Overview of operations

6.1. Product offerings

The Company's portfolio of products includes women's and men's intimate apparel and swimwear. We note that the Naked business comprises of Bendon and FOH Online operating businesses.

Women's collection includes a variety of intimate lingerie (bra's and briefs), loungewear, sleepwear, and swimwear. Men's collection includes boxers, briefs, trunks, loungewear, sleepwear and robes.

6.1.1. Distribution

Naked sells its products through its retail and wholesale outlets and online.

Retail is the largest channel and comprises of the online Fredericks Of Hollywood and Bendon Lingerie stores along with 59 physical Bendon stores throughout Australia and New Zealand.

6.1.2. Raw Material and production

The company sources its fabric and accessories from countries such as China, Europe, South America, India and Thailand.

Naked Group utilises production facilities in China. The Company also has limited production facilities in India, Bangladesh and Sri Lanka.

6.2. Group structure

Naked's group structure is summarised in the following chart:

Chart 16: Naked's group structure

Naked Brand Group Ltd
Incorporated: Australia
(NASDAQ: NAKD)
100%
100%
100%
Naked Inc
Incorporated: US
FOH Online Corp
Incorporated: US
Bendon Ltd
Incorporated: New Zealand
Bendon PTY Limited
Australian Trading Company
Bendon Misc Entities – Various Companies

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Source: SEC Form 20-F for fiscal year ending 31 January 2020; MBO presentation dated 26 November 2020

6.3. Competitive position

The market for men's and women's innerwear is a very competitive with many high-profile undergarment manufacturers. Some examples are listed below:

Table 4: Competitor profile

Company	Description
Victoria's Secret	Victoria's Secret Stores, LLC operates as a retailer of women's apparel, beauty, and specialty products. The company was founded in 1977 and is based in Reynoldsburg, Ohio. Victoria's Secret Stores, LLC was formerly known as VSS Store Operations, LLC and changed its name to Victoria's Secret Stores, LLC in September 2005. Victoria's Secret Stores, LLC operates as a subsidiary of L Brands, Inc.
Calvin Klein	Calvin Klein, Inc. designs, manufactures, and markets designer apparel and other products for women and men. The company provides T-shirts and sweaters, jumpers and cardigans, shirts, blazers and suits, jackets and coats, jeans, trousers and shorts, dresses and skirts, sweatshirts, underwear, bras, panties, slips, socks, nightwear and loungewear, sporty underwear, shoes and accessories, belts and wallets, bags, fragrances, watches and jewellery, and sunglasses. It sells its products through stores worldwide. Calvin Klein, Inc. was formerly known as Calvin Klein Industries, Inc. and changed its name to Calvin Klein, Inc. in September 1989. The company was founded in 1967 and is based in New York, New York. Calvin Klein, Inc. operates as a subsidiary of PVH Corp.
hanky panky	Hanky Panky, Ltd. designs, manufactures, and sells women's lingerie and sleepwear. It offers thongs, panties, bralettes and bras, camis and tops, leg garters and garter belts, lingerie care items, slips, petite boutique items, bodysuits and leggings, laces, rolled thongs, bridal wear, T-shirts, maternity care items, and autumn essentials. The company provides its products through specialty retail boutiques, department stores, catalogs, and the Internet. Hanky Panky, Ltd. was founded in 1977 and is based in New York, New York.
MeUndies.com	MeUndies, Inc. manufactures and distributes underwear and loungewear for women and men. The company offers cheeky briefs, bikinis, hipsters, boy's shorts, thongs, bras, apparel, socks, accessories, and U-back bralette and T-back bralette for women, and undies, boxer briefs, socks, apparel, trunks, and accessories for men. It also offers T-shirts and bottoms, lounge pants, sweat shorts, socks, and terry joggers. The company distributes its products directly from warehouses, as well as online. MeUndies, Inc. was founded in 2011 and is headquartered in Los Angeles, California.
Tommy John	Tommy John, Inc. manufactures and markets undershirts and underwear for men, wives, and girlfriends. It sells its products online and through a network of retail shops in the United States; and ships its products internationally. The company was formerly known as TJP Enterprises, LLC. Tommy John, Inc. was incorporated in 2012 and is based in New York, New York.
Hanes	Founded in 1901, HanesBrands is one of the industry's largest manufacturers and marketers of basic apparel including innerwear and activewear. The Company's products are sold in the Americas, Europe and Asia, Australia and South Africa. Some of its brands include Hanes, Playtex, Maidenform, JMS/Just My Size, Wonderbra, Champion, Bali, and Gear for Sports. In International markets popular Hanes brands include Lovable, DIM, Nur Die/Nur Der, Shock Absorber, Zorba, Track N Field and Ritmo.
COTTON:ON	The Cotton On Group is an apparel company founded in 1988 in Australia. Its brands include Cotton:On, CottonOnBody, Typo, Factorie, Rubi and supré. The Company has a retail network in 18 countries. Its products are also sold through e-commerce globally.

Source: S&P Capital IQ

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6.4. SWOT analysis

Below is a summary of Naked's strengths, weaknesses, opportunities, and threats:

Table 5: SWOT analysis

Strengths	Weaknesses
■ Long-established supply chain, with recent diversification in vendors ■ Portfolio of well-known brands with a mix of premium and mass-market products ■ Sales volumes driven by replenishment demand ■ Large number of SKUs ■ Experienced management ■ Recently raised significant capital, and hence has large cash reserves to be used for growth ■ Operations in the e-commerce sector with a licence to operate the widely recognised FOH brand ■ Growing e-commerce sales and a renewed focus on expanding through online sales	■ Heavy reliance on "bricks and mortar" sales channels ■ Past supply chain issues have impacted some distributor relationships and brand value ■ Low and volatile share price creating distraction for Management. The share price has been impacted by 'Robinhood' investor activities ■ Reliance on an out-dated e-commerce platform ■ Historical losses attributable to the Bendon operations has undermined market perception for the Naked Group ■ Bendon causing significant cash drain
Opportunities	**Threats**
■ Restructuring measures required to improve profitability ■ Acquisitions of growth companies which could be complementary to the FOH operations ■ Expand the scale of operations through adding growth businesses ■ Update the e-commerce platform to a state-of-the-art platform could drive stronger growth in the e-commerce area ■ The change in consumer demand as a result of COVID-19 will benefit the e-commerce operators grow if managed efficiently	■ The Company could be delisted from NASDAQ unless it undertakes a share consolidation by April 2021 or fails to trade over USD1.00 for a 10-day period of time as required by the NASDAQ listing rules ■ Competitors have a wider product range and deeper financial strength ■ There is a risk that suitable targets cannot be identified, or a successful merger platform is not found in the short- to mid- term which could result in further cash drain and loss of market confidence in the Company ■ Lower scale of operations post acquisition, if not ramped up with new businesses, may become a cash shell and strategy may need to be revisited

Source: FTI Consulting analysis

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6.5. Key personnel

The key management and directors of Naked are as follows:

Table 6: Summary of key management and directors

Key management

Name	Title
Davis-Rice, Justin Ashley	Chairman of the board and chief executive officer of Naked
Durose, Cheryl	Chief financial officer
Johnson, Anna	Chief executive officer of Bendon

Source: S&P Capital IQ

Directors

Name	Title
Davis-Rice, Justin Ashley	Chairman of the board and chief executive officer of Naked
Shape, Andrew	Independent non-executive director
Fitzalan, Kelvin	Independent non-executive director
Tripp, Simon	Independent director

Source: S&P Capital IQ

6.6. Historical financial position

Naked's audited statements of financial position at 31 January 2018 to 31 January 2020 and the interim financial report as at 31 July 2020 are presented in the table below:

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Table 7: Historical statement of financial position

Particulars (NZ$000's)	31-Jan-17 Audited	31-Jan-18 Audited	31-Jan-19 Audited	31-Jan-20 Audited	31-Jul-20 Interim
Assets					
Current Assets					
Cash and Cash Equivalents	2,644	10,739	1,962	3,791	18,119
Trade and Other Receivables	28,090	13,165	9,650	6,057	4,915
Inventories	37,751	31,113	21,120	23,539	16,931
Current Tax Receivables	52	-	355	4	82
Related Party Receivables	13,051	15,326	282	-	
Total Current Assets	**81,588**	**70,343**	**33,369**	**33,391**	**40,047**
Non-Current Assets					
Property, Plant and Equipment	4,964	4,741	3,763	3,037	2,086
Deferred Tax Assets	-	-	692	-	-
Right-of-Use Assets	-	-	-	23,809	21,283
Intangible Assets	14,680	13,012	37,864	28,293	26,397
Total Non-Current Assets	**19,644**	**17,753**	**42,319**	**55,139**	**49,766**
Total Assets	**101,232**	**88,096**	**75,687**	**88,530**	**89,813**
Liabilities and Shareholders Equity					
Liabilities					
Current Liabilities					
Trade and Other Payables	28,566	32,516	35,545	22,430	17,175
Borrowings	68,998	52,121	20,967	19,215	16,295
Lease Liabilities	-	-	-	8,112	7,341
Derivative Financial Instruments	4,188	2,087	1,484	-	-
Derivatie on Convertible Notes	4,112	1,110	-	-	-
Current Tax Liabilities	-	786	140	-	-
Related Party Payables	635	1,369	3,738	-	-
Provisions	1,528	1,106	921	5,844	9,443
Total Current Liabilities	**108,027**	**91,095**	**62,796**	**55,601**	**50,254**
Non-Current Liabilities					
Lease Liabilities	-	-	-	17,719	17,489
Borrowings	-	-	-	19,698	22,387
Provisions	2,249	2,711	2,372	1,796	1,391
Total Non-Current Liabilities	2,249	2,711	2,372	39,213	41,267
Total Liabilities	**110,276**	**93,806**	**65,168**	**94,814**	**91,521**
Shareholders Equity					
Share Capital	27,948	68,727	134,183	170,193	194,465
Other Reserves	(2,154)	(2,006)	(2,013)	118	(1,124)
Accumulated Losses	(34,838)	(72,431)	(121,651)	(176,595)	(195,049)
Total Shareholders Equity	**(9,044)**	**(5,710)**	**10,519**	**(6,284)**	**(1,708)**
Total Liabilities and Shareholders Equity	**101,232**	**88,096**	**75,687**	**88,530**	**89,813**

Source: Naked Brand Group Ltd (Audited Financials), Interim financial statements for the half year FY21 filed with ASIC

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Our comments in relation to the historical statements of financial position are as follows:

- Despite the turnaround plan in FY18, the Company has continued to incur losses and had accumulated losses of NZD195.0 million by first half of FY21.
- During half year FY21, the cash balance increased to NZD18.1 million as the Company raised funds through the issue of convertible notes to fund operating expenses and repay bank debt.
- Trade and other receivables decreased from NZD13.2 million at 31 January 2018 to NZD4.9 million at 31 July 2020. Additionally, inventory has also decreased by about 45.6% from NZD31.1 million at 31 January 2018 to NZD16.2 million at 31 July 2020. The decrease in trade receivables and inventory was partially attributable to the impact of COVID-19 which substantially hindered operations due to Government imposed lockdowns and reduced consumer spending on non-essentials.
- The increase in the non-current assets at 31 January 2020 was largely due to the adoption of AASB 16 which required the capitalisation of a new right-to-use asset of NZD23.8 million.
- Long term liabilities increased substantially in FY20 as lease liabilities about NZD17.7 million were capitalised in accordance with AASB 16. Furthermore, the Company issued convertible notes for approximately NZD19.7 million to fund its operating expenses, working capital requirements, and repay bank debts.
- Prior to year end the Company raised an additional USD50.0 million of equity capital, which increased the cash balance to NZD90.9 million. The funds will be for growth and acquisitions following the divestment of Bendon, if approved by Shareholders.

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6.7. Historical financial performance

Naked's audited historical statements of financial performance from FY18 to FY20 and the interim report at the half year FY21, as well as the last 12 months (**LTM**) (derived) to 31 July 2020 are summarised as follows:

Table 8: Naked's historical statements of financial performance

(NZ$000's)	FY2018	FY2019	FY2020	H1 FY2021	LTM July 2020
Revenue	131,388	111,920	90,065	34,564	82,535
Revenue Growth %	*n.a.*	*-14.8%*	*-19.5%*	*nmf*	*nmf*
Cost of Sales	(87,459)	(74,480)	(56,247)	(20,427)	(48,545)
Gross Margin	**43,929**	**37,440**	**33,818**	**14,137**	**33,990**
as % of Revenue	*33.4%*	*33.5%*	*37.5%*	*40.9%*	*41.2%*
Indirect Expenses					
Brand Management Expenses	(47,354)	(45,454)	(35,555)	(14,129)	(32,504)
Administrative	(1,101)	(1,050)	(1,234)	(403)	(1,079)
Corporate Expenses	(19,150)	(17,947)	(12,772)	(3,957)	(11,073)
Other Foreign Exchange Loss	(377)	1,409	(424)	(845)	(940)
EBITDA before Abnormal Items	**(24,053)**	**(25,602)**	**(16,167)**	**(5,197)**	**(11,606)**
as % of Revenue	*-18.3%*	*-22.9%*	*-18.0%*	*-15.0%*	*-14.1%*
Abnormal Items					
Brand transition, restructure and transaction expenses	(3,272)	(10,075)	(13,687)	(8,326)	(16,167)
Other Income				3,162	3,162
Rent Concession received				722	722
Impairment Loss	(1,914)	(8,173)	(8,904)	(2,815)	(4,870)
EBITDA after Abnormal Items	**(29,239)**	**(43,850)**	**(38,758)**	**(12,454)**	**(28,759)**
as % of Revenue	*-22.3%*	*-39.2%*	*-43.0%*	*-36.0%*	*-34.8%*
Depreciation and Amortization Expense	(3,030)	(2,382)	(10,603)	(4,560)	(10,596)
EBIT	**(32,269)**	**(46,232)**	**(49,361)**	**(17,014)**	**(39,355)**
as % of Revenue	*-24.6%*	*-41.3%*	*-54.8%*	*-49.2%*	*-47.7%*
Finance Expense	(8,791)	(4,041)	(5,213)	(4,158)	(7,141)
Interest Income		-	12	-	12
Fair value gain on foreign exchange contracts	(502)	(1,704)	729	-	-
Unrealized foreign exchange gain	1,636	2,258	310	2,759	2,516
Fair value gain on Convertible Notes derivatives	2,393	(775)	-	-	-
Net Profit before Tax	**(37,533)**	**(50,494)**	**(53,523)**	**(18,413)**	**(43,968)**
as % of Revenue	*-28.6%*	*-45.1%*	*-59.4%*	*-53.3%*	*-53.3%*
Tax Expense	(60)	(1,274)	(782)	(41)	(62)
Net Profit after Tax	**(37,593)**	**(49,220)**	**(54,305)**	**(18,454)**	**(44,030)**

nmf – not meaningful

Source: Naked Brand Group Ltd (Audited Financials), Interim Financial Statements, S&P Capital IQ

Our comments in relation to the historical financial performance are as follows:

Revenue

- Revenue decreased from NZD131.3 million in FY18 to NZD111.9 million FY19 and to NZD90.1 million in FY20, implying a year on year decline of 14.8% and 19.5%, respectively. In the last twelve months (LTM) to 31 July 2020, there was a further decline to NZD82.5 million.

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- In FY19, the decrease in revenue was largely attributable to a decrease in wholesale revenue, increased rebates and discounts, and steady sales in retail outlets as the strategy adopted by Bendon was to reduce the reliance on wholesale channels. In addition, the Stella McCartney licence was cancelled, and there was a lack of working capital to purchase inventory.
- In FY20 and in the first half of FY21 revenue continued to decrease due to:
  - stock supply issues resulting from low liquidity
  - the decision to exit the US wholesale market and substantially exit the EU and UK markets
  - store closures (wholesale and retail) and production facilities shutdown in Asia due to COVID-19.
- Bendon has been impacted significantly from COVID-19 shutdowns in New Zealand and Australia as it relies on its network of brick and mortar retail stores. As a consequence, revenue decreased in the LTM to 31 July 2020.
- Naked's e-commerce business, FOH, has experienced growth between FY20 to FY21.

Cost of goods sold (COGS) and gross margin

- COGS has remained stable at about 66.5% of the net revenue over FY18-19. However, with the closure of the Company's wholesale and retail outlets since the latter part of FY20, COGS as a % of the net revenue for the FY20 and the first half of FY21 decreased to 62.5% and 59.1%, respectively.
- Although revenue declined, the gross margin increased over FY20 and the first half of FY21 to 37.5% and 40.9%, respectively, when compared to 33.5% in FY19.
- We note that based on Management accounts not included in the table above due to different format of presentation, in FY21 Naked has generated circa NZD80.3 million in revenue and a gross margin of 40.7%.

Operating expenses

- The Company's major operating expenses include brand management expenses, administrative and corporate expenses, brand transition, restructuring, & transaction expenses, and impairments.
- Operating expenses as a percentage of the total revenue has increased significantly from 55.3% in FY18 to 91.2% in FY20.
- The large portfolio of brands requires a significant amount of marketing, resulting in high brand management expenses at a cumulative amount of NZD142.4 million from FY18 to the first half of FY21, included.
- As a result of the 30% decrease in year on year sales for the past three financial years in the Heidi Klum brand, the licence agreement was terminated for a break fee of USD3.5 million. The break fee was paid in monthly instalments up to and including 31 December 2020.
- Finance expenses increased from NZD4.0 million in FY19 to NZD5.2 million in FY20 primarily due to interest on convertible loans issued during the period. The funds from these convertible loans were utilised to pay bank debt, reduce balances with overdue trade creditors, rebuild inventory, fund operating losses, and restructure the business.

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Exceptional Items

- On 28 January 2020, the Company agreed to sell all its rights, title and interest in the trademarks related to the "Naked" and "NKD" brands which resulted in a gain on sale of USD0.6 million. The intangible assets associated with the sale were fully impaired and the sale proceeds were recognised as a gain on sale.
- As a relief measure to combat the impact of COVID-19, during half year FY21, the Company received government wage subsidies of about NZD2.0 million from the New Zealand government and AUD0.8 million from the Australian government. In addition, the business has received rent concessions from landlords.

Abnormal expenses

- Naked has incurred a significant number of abnormal expenses in the last two financial years.
- These included items such as impairment of store assets, licences and brands, price variation disputes, restructuring and legal costs, dispute settlements, Heidi Klum agreement termination costs, convertible notes issuance costs, and other. They have adversely impacted reported earnings as discussed below.

Earnings

- Net losses of NZD54.3 million and NZD18.5 million were incurred in 20 and first half of FY21, representing net loss as a percentage of sales of 60.3% and 53.4%, respectively.
- The lower losses in the first half of FY21 is primarily attributed to the Government subsidies, rent concession, and decline in operating expenses as the Company adopted cost cutting measures.
- As at 31 January 2021, Naked had accumulated losses of NZD202.8 million, of which losses of approximately NZD140.0 million were attributable to Bendon over prior three years.

6.8. Going concern assessment

In the half year financial statements of Naked as at 31 July 2020, filed with ASIC, there has been raised an issue of going concern, stating that "despite the ongoing losses, and the other negative financial conditions, the Directors are confident that the Group will continue as a going concern." This view of the directors was explained to be dependent on the ability of the Group to raise additional capital, generate sufficient sales and increase gross margins, following the significant overhead reductions. The auditor's conclusion was that "the dependence on these matters raises substantial doubt about the Group's ability to continue as a going concern and therefore whether the Group will realise the assets and extinguish the liabilities in the normal course of business and the amounts stated in the financial reports".[26]

FTI Consulting has not performed a formal assessment of whether Naked is a going concern, however subsequent capital raisings have significantly strengthened Naked's balance sheet after the date of the auditor's assessment and before the date of this IER.

6.9. Financial forecasts

High level commentary on Naked's forecast income statement (pre-Proposed Transaction) for FY22 to FY24 is summarised below.

[26] Naked Brand Group Limited – Interim Financial Report for the half year ended 31 July 2020

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The COVID-19 shutdowns have had a significant impact on the business in FY21.

Revenue growth and cost saving assumptions

- Sales revenue is forecast to increase between FY21 and FY24 at a compounded annual growth rate (CAGR) between 9.1% to 12.8% primarily as a result of expected improvement in Bendon's sales and an increase in FOH Online's sales in the US.
- Management plans to resolve the issues with suppliers and increase prices. If achieved, Bendon's margins would improve, thereby increasing gross margin from 51.8% in FY21 to between 55.7% and 58.5% by FY24.
- Bendon and FOH Online have suffered from supply issues which has resulted in the loss of customer goodwill and reduced points of distribution through key department stores, which might prove difficult to regain.
- Revenue growth is forecast for four distribution channels with outlets forecast to deliver 50.0% of the expected growth in Australia, wholesale at 26.0% and e-commerce at 21.0%. In New Zealand, outlet and wholesale make up 81.0% of total forecast revenue growth and FOH, which is the ecommerce offering within the Naked Group makes up the difference.
- The exit from the Heidi Klum royalty arrangement along with a renegotiated royalty fee for the FOH brand is forecast to result in decreases in direct distribution and selling costs.

Profitability assumptions

- Based on our discussion with management, we understand that in order to improve profitability, substantial cost cutting efforts have been made over the last 18 months in the form of reduction in wages and the cancellation of the Heidi Klum royalty agreement. Significant additional cost cutting or revenue growth will be required to achieve profit targets.

6.10. Capital structure and shareholders

Per the Prospectus filed on 29 January 2021, there were 476 million ordinary shares, on issue, on a fully diluted basis:

Table 9: Summary of ordinary shares on issue

Description	Number of ordinary shares
Ordinary shares issued at 26 January 2021	398,056,214
Ordinary shares sold pursuant to the Oct 20 equity distribution agreement but not yet issued on 27 January 2021	23,036,116
Potential conversion of ordinary shares in relation to the July 20 promissory note and warrants	25,490,274
Share placement 27 January 2021	29,415,000
Current total on a fully diluted basis	**475,997,604**

Source: Prospectus filed 29 January 2021

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The institutional shareholding of Naked is low, at 0.42%, as number of these shareholders exited during 2020. The table below describes the top 12 institutional shareholders.

Table 10. Top 15 institutional shareholders of Naked Brand Group

Shareholder	Date reported	Shares held	%
Citadel Advisors	30/09/2020	1,033,721	0.22%
Virtu Financial	30/09/2020	532,994	0.11%
Geode Capital Management	31/12/2020	153,762	0.03%
UBS Group AG	31/12/2020	99,789	0.02%
Hightower Advisors, LLC	31/12/2020	63,000	0.01%
Larson Financial Group LLC	31/12/2020	60,000	0.01%
Creative Planning	31/12/2020	25,000	0.01%
Maso Capital Partners Ltd	31/12/2020	21,184	0.00%
Two Sigma Securities, LLC	30/09/2020	19,517	0.00%
Tower Research Capital LLC (TRC)	31/12/2020	2,459	0.00%
Advisor Group Holdings, INC.	31/12/2020	530	0.00%
Royal Bank of Canada	31/12/2020	1	0.00%
Other shareholders		473,985,647	99.58%
Total number of shares		**475,997,604**	**100.00%**

Source: NASDAQ, accessed 17 February 2021, management

6.11. Share price performance

The share price decreased significantly since the merger with Bendon, in June 2018. The continuing year on year operating losses and new equity issuances have contributed to the decreasing share price.

The Naked share price has decreased from a high of USD850 in June 2018 to below USD1.0 in January 2020, to USD0.11 in September 2020, and most recently as low as USD0.07 in November 2020.

The total number of shares on issue has increased substantially to 476 million, stemming from a number of capital raisings and convertible notes conversion, resulting in an effective dilution of about 99.95%.

The following chart illustrates Naked's share price movements and key announcements since the reverse merger with Bendon in June 2018 to 1 February 2021.

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Chart 17: Naked share price performance

Volume (in millions - Right axis)
Stock Price (in USD - Left axis)
USD 900.0
USD 800.0
USD 700.0
USD 600.0
USD 500.0
USD 400.0
USD 300.0
USD 200.0
USD 100.0
USD 0.0
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
-
Jun-18
Sep-18
Dec-18
Mar-19
Jun-19
Sep-19
Dec-19
Mar-20
Jun-20
Sep-20
Dec-20
1
2
3
4
5
6
7
8
9
10
11
12
13
14

Source: S&P Capital IQ

The key announcements and events are summarised below:

Table 11: Summary share price performance

Ref.	Date	Details
1	20 Jun 2018	The Company announced management changes and requested NASDAQ and the SEC to delist and deregister its common stock
2	2 July 2018	Naked brand seeks acquisitions
3	14 Aug 2018	Launches retail and outlet store expansion strategy
4	27 Aug 2018	Announced that it expects to receive USD25 million in funding from Sapinda Holding B.V.
5	25 Oct 2018	Announced a funding of USD3.4 million and cancellation of the Macinda Holding B.V. investment
6	12 Dec 2018	Dropped from S&P TMI Index
7	27 Mar 2019	Announcement of USD4.5 million in funding
8	4 Apr 2019 & 5 May 2019	Closed USD16.18 million shelf-registration and USD3.02 million in funding
9	14 Jun 2019	Auditor Raises 'Going Concern' Doubt. The Company filed a shelf-registration of USD30 million 6 days later
10	7 Jul 2019	Completed a follow-on equity offering of USD1.6 million
11	2 Feb 2020	Heidi Klum and Heidi Klum Company, LLC Enters into Termination Agreement
12	24 Jul 2020	Received USD8 million in funding from Iliad Management, LLC
13	21 Jan 2021	A group of entities controlled by Justin Davis-Rice and Anna Johnson entered into a non-binding letter of intent to acquire Bendon from Naked
14	27 Jan 2021	Announced pricing for USD50 million registered direct offering (placement) priced at-the-market.

Source: Nasdaq press release website for Naked Ltd

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Naked's share price was affected by the 'Robinhood' activity by investors trading. The following chart shows the impact of this activity on Naked's share trading:

Chart 18: Naked share price performance – Short squeeze

Volume (in millions - Right axis)
Stock Price (in USD - Left axis)
USD 1.8
USD 1.6
USD 1.4
USD 1.2
USD 1.0
USD 0.8
USD 0.6
USD 0.4
USD 0.2
USD 0.0
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
-
Oct-20
Oct-20
Oct-20
Nov-20
Nov-20
Dec-20
Dec-20
Jan-21
Jan-21
Closed USD50 million offering
Increase in trading due to surge in buying stocks that were being short sold
Announced Disinvestment in Bendon and Business Restructuring plan

Source: S&P capital IQ

The trading liquidity of Naked shares increased substantially in the three months to 31 January 2021. Our analysis shows that prior to 1 November 2020, the average daily volume from 1 February 2020 to 31 October 2020 was 14.4 million shares. The average daily volume from 1 November 2020 to 1 February 2021 was 213 billion shares, which is close to 15 times increase in trading volume. On 27 January 2021, the trading volume was 2.29 billion shares, which is multiples of the ordinary shares on issue.

The chart above shows the spike in the share price in January 2021 was accompanied by heavy trading volume. News reports[27] suggest the shares of Naked have been the subject of extreme speculative behaviour by investors on "Robinhood", the Manlo Park headquartered company that operates a free-trading app for casual traders. On 31 January 2021, "Robinhood" imposed trading restrictions on eight companies including Naked after its clearinghouse deposit requirements for equities increased.[28] For the purposes of our analysis, we have ignored developments related to "Robinhood" since they occurred after Naked's announcement of the Proposed Transaction.

6.12. Outlook for Naked

With the potential divestment of Bendon, a loss-making and business with high fixed property expenses, the Company would be better able to focus on its e-commerce business, FOH Online, and growth prospects through strategic acquisitions.

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[27] https://www.thefashionlaw.com/as-retail-investors-rile-the-market-an-apparel-company-naked-brand-group-is-in-the-fray/
[28] https://www.foxbusiness.com/markets/robinhood-narrows-stock-trade-restrictions

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If the Proposed Transaction does not proceed, the Directors plan to place the Bendon business into Voluntary Administration.

The outlook for Naked is uncertain, as a major part of the business (Bendon) is to be divested, leaving a significant cash balance and operations which are marginally profitable (FOH). With the challenges surrounding the retail sector and the world economies, Naked will require a sound strategy and execution to achieve improved future returns for shareholders.

The directors of Naked propose to transform the business into a leading multi-brand e-commerce group in the intimate apparel market, leveraging its brand, platform and technology.

The proposed divestment of Bendon will assist in shedding a loss-making, brick-and-mortar business with significant property expenses that has seemed to hinder the growth and profitability of Naked overall. The restructuring of the Naked balance sheet has the potential to support growth, particularly with minimal to no debt and significant cash reserves.

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7. Profile of Bendon

7.1. Background

Bendon is a New Zealand corporation which is wholly owned by Naked. Bendon along with its wholly owned subsidiaries, operate an intimate, swim, resort and sleep apparel business. Bendon was founded by Ray and Das Hurley in 1947. It designs, manufactures and markets intimate and sleep apparel and swimwear. Its customer segments include luxury, niche and commercial volume products for women, men, and children. Bendon operates a network of retail stores in Australia and New Zealand. Products are also sold wholesale, through outlets, and online across the globe.

Chart 19: Bendon timeline

- 1947 – Bendon is founded, pioneering the stretch bra straps and body fashion
- 1998 – Bendon Man is introduced
- 1990 – Bendon signs Elle Macpherson, in a partnership that lasted the next 25-years
- 1992 – Hickory brand, founded in 1957, acquired
- 2000 – Bendon acquires Fayreform, adding a mass volume brand to its stable.
- 2011 – Iconic and well-established brands, Pleasure State, Lovable and Davenport are acquired.
- 2015 – Bendon and Heidi Klum enter partnership to launch HK Intimates, Accessories and HK Man.
- 2016 – HK Intimates expands into swimwear and launches globally
- 2017 – Bendon and Naked Brand Group Inc enter into a merger and reorganisation agreement
- 2018 – Bendon and Naked merge to form Naked Group Inc. FOH global e-commerce licence acquired.
- 2020 – Restructuring plan fails to fully turn around Bendon. Flagship Naked Brand is sold under a Brand Divestiture plan and restructuring implemented.
- 2021 – Naked Group moves forward with process to divest Brendon brick-and-mortar business

Source: S&P Capital IQ

7.2. Overview of operations

Bendon has been traditionally selling several brands through a multi-channel distribution chain. Its supplier network, based primarily in Asia, has been impacted in recent years as a part of the transformation plan adopted in late 2018. Bendon's brands include Bendon, Fayreform, Me.by Bendon, Pleasure State, Lovable, Hickory, and Davenport.

Over the years, Bendon's portfolio has included a mix of innovative products developed in-house, acquisitions and in-licensed brands. Currently, Bendon's products are sold under seven company-owned and licensed brands.

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FTI CONSULTING

Chart 20: Bendon brands

Heritage & Mass Market Brands	bendon	Davenport	HICKORY
	LOVABLE	Fayreform	
Global Flagship & one New Brand	me. by bendon — Designed by bendon. Defined by you.	pleasure state	

Source: Company website, Management

Heritage and Mass Market Brands:

- Priced at NZD10 to NZD99
- Demand primarily driven by basic item replenishment
- Steady product lifecycles with many styles running for 5+ years. Some high-performing styles running for 10-20 years
- Australia and New Zealand focused distribution
- Retail and outlet channels in addition to e-commerce.

Global Flagship Brands:

- Premium positioning
- Priced at NZD100 to NZD300
- Demand driven by fashion and style
- Global online sales and e-commerce focused marketing

Distribution Network

It recently consolidated its presence mainly to two countries worldwide through 100+ retail doors, an E-commerce site supporting Australia and New Zealand and 59 company owned Bendon retail and outlet stores in Australia and New Zealand. It employs over 500 staff, is headquartered in Auckland and maintains no other offices.

Bendon sells its products through multi-channel platforms. In seven countries (Australia, New Zealand, the United Kingdom, and 4 countries in the European Union), Bendon's products are sold through 100 retail doors and online. These include 59 company-owned stores and the online platforms: bendonlingerie.com.au and bendonlingerie.co.nz in Australia and New Zealand. Bendon's retail network comprises 23 stores in Australia and 36 stores in New Zealand.

Supply chain

Bendon's supply chain comprises sourcing, manufacturing, and production at over 30 partners. Some of these partners include factories that produce goods for FOH. Bendon has approximately 17 factories and

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facilities, mainly across Asia, that produce solely goods for Bendon. Diversifying its supplier network has been a focus under its restructuring efforts during 2020-21. Bendon has reduced its reliance on Triple (an Asian supplier) from 68.0% of the indent supply chain in 2020 to terminating their agreement and no longer working with them in 2021.

7.3. Group structure

Bendon's group structure is summarised as follows:

Chart 21: Bendon's group structure

Bendon Limited
(Holding Company & NZ Trading Company)
100%
100%
Bendon PTY Limited
(Australian Trading Company)
Bendon Misc Entities
(Various Companies)*

* Entities include:

- Bendon Retail Limited
- Bendon Holdings Ltd
- Bendon UK Limited
- Bendon US Incorporated
- Bendon Holdings Pty Limited
- Bendon Pty Limited
- Bendon Retail Pty Limited
- Bendon Intimates Pty Limited
- PS Holdings No 1 Pty Limited
- Pleasure State Unit Trust
- Pleasure State Pty Limited
- Pleasure State (HK) Limited

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7.3.1. SWOT analysis

We have summarised Bendon's strengths, weaknesses, opportunities as follows:

Table 12: SWOT analysis

Strengths	Weaknesses
▪ Long established supply chain, with recent diversification in vendors ▪ Portfolio of well-known brands with a mix of premium and mass-market products ▪ Large percentage of volume driven by replenishment demand ▪ Large number of styles in mature phase ▪ Experienced management	▪ Weak financial position with high level of debt and uncertainty around future recovery ▪ Bendon brand name has lost its natural appeal as an iconic NZ brand in recent years ▪ Supply chain issues in the past have impacted some distributor relationships and brand value ▪ Significant losses suggest it may take significant time to turn to profit ▪ Heavy reliance on costly retail store network with long-term lease obligations ▪ Loss of major licensing agreements (e.g. Heidi Klum) ▪ Transition plan unsuccessful at reducing enough costs to achieve positive net income
Opportunities	**Threats**
▪ Conversion of retail to e-commerce ▪ Restructuring to cut costs and improve profitability ▪ Operate on a smaller scale in order to achieve leaner operations and turn into profitability ▪ Cut overheads which are not for a private company necessary	▪ Significant debt and sustained losses ▪ Competitors have a wider product range and deeper financial strength ▪ Ongoing turn-around plans may not be successful ▪ Funding a business with Bendon's history of losses may be difficult and/or expensive

Source: FTI Consulting analysis

7.4. Key personnel

The key senior management team of Bendon comprise:

Table 13: Summary of key management

Name	Title
Davis-Rice, Justin Ashley	Chairman of the board
Johnson, Anna	Chief executive officer

Source: S&P Capital IQ

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FTI CONSULTING

7.5. Historical statement of financial position

Bendon's unaudited statement of financial position at 31 January 2021 (before and after the Proposed Transaction) is presented in Table 14 below, together with the rest of the Naked Group's business, including FOH Online and the combined Group's statement of financial position:

Table 14: Summary carve out pro-forma balance sheet as at 31 January 2021 pre- and post-Proposed Transaction

Forecast balance sheet	Pro-forma Pre-Proposed Transaction			Pro-forma Post-Proposed Transaction		
(NZ$000's)	Naked (incl. FOH)	Bendon	Group	Naked (incl. FOH)	Bendon	Group
Cash	90,887	38	90,925	64,587	11,838	76,425
Inventory	3,259	13,436	16,695	3,259	13,436	16,695
Debtors	-	1,775	1,775	-	1,775	1,775
Intercompany	40,351	(40,351)	-	-	-	-
Other Current Assets	102	5,938	6,041	102	5,938	6,041
Current Assets	134,599	(19,164)	115,436	67,949	32,987	100,936
Fixed Assets	-	3,101	3,101	-	3,101	3,101
Intangibles	19,302	2,866	22,168	19,302	2,866	22,168
Non Current Assets	19,302	5,967	25,269	19,302	5,967	25,269
Total Assets	**153,901**	**(13,197)**	**140,705**	**87,250**	**38,954**	**126,205**
Creditors	3,136	3,136	6,273	3,136	3,136	6,273
Other Current Liabilities	16,116	7,666	23,783	16,116	7,666	23,783
Total Current Liabilities	19,252	10,803	30,055	19,252	10,803	30,055
Loan	-	-	-	(7,000)	7,000	-
Provisions	-	2,082	2,082	-	2,082	2,082
BNZ Loan	-	14,500	14,500	-	-	-
Total Liabilites	**19,252**	**27,384**	**46,637**	**12,252**	**19,884**	**32,137**
Net Equity	**134,649**	**(40,581)**	**94,068**	**74,998**	**19,070**	**94,068**

Source: Management accounts, not audited, prepared on a pro-forma basis. Note that the Management accounts do not include lease liabilities and right of use asset as per IFRS16, which will be reflected in the audited accounts.

Note 1: Bendon's intercompany loan liability is presented for comparison purposes, while it gets extinguished if the Proposed Transaction is completed.

Our comments to the statement of financial position are as follows:

- We note that the above table reflects the book value balance sheet on a pro-forma pre-Proposed Transaction and a post-Proposed Transaction basis. Book value may not equate to fair value, especially when a company has been making losses, as in the case of Bendon.
- Naked has funded Bendon's losses through an intercompany loan which increased to approximately NZD40 million as at 31 January 2021. The intercompany loan has been increasing overtime to fund Bendon's losses. It has been forgiven as shown in the post-Proposed Transaction pro-forma balance sheet.
- Bendon had a NZD14.5 million debt facility with BNZ as at 31 January 2021. The lender formally requested the company provide a strict repayment plan by 30 June 2021. We understand that at the date of this report, the debt facility has been repaid, which has resulted in the respective decrease in the Naked's cash balance.

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- Bendon's cash balance post the Proposed Transaction includes the loan of NZD 7.0 million and the cash adjustment of NZD 4.8 million for target inventory of NZD 18.2 million.
- The key difference between the pre-Proposed Transaction and a post-Proposed Transaction book value balance sheets of Naked and Bendon are the Financial Benefits to the Buyer, which is illustrated in the table below:

Table 15: Naked's book value of equity reconciliation as at 31 January 2021 (pre- and post-Proposed Transaction)

Naked's equity reconciliation (pre- and post- Proposed Transaction)	(NZ$000's)
Naked's net book value of equity (pre-Proposed Transaction)	**134,649**
Less: Repayment of BNZ Loan	(14,500)
Less: Cash transfer to Bendon for inventory	(4,800)
Less: Intercompany loan forgiveness	(40,351)
Naked's net book value of equity (post-Proposed Transaction)	**74,998**

Source: Management accounts, not audited, prepared on a pro-forma basis

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7.6. Historical financial performance

Management of Naked have provided FTI Consulting financial statements for Bendon on a standalone basis. Bendon's unaudited statements of financial performance from FY17 to FY21 are presented in the table below:

Table 16: Bendon (standalone pro-forma summary) Statement of Financial Performance

Performance Summary (NZD 000's)	FY19	FY20	FY21	Budget FY21
Net sales	103,607	63,109	55,628	55,563
Revenue Growth (%)	*-19.4%*	*-39.1%*	*-11.9%*	*-12.0%*
Gross Profit	**52,365**	**32,091**	**28,953**	**28,839**
Gross Profit (%)	*50.5%*	*50.8%*	*52.0%*	*51.9%*
Direct Costs	15,882	8,305	2,898	2,776
Direct Costs (% of Revenue)	*15.3%*	*13.2%*	*5.2%*	*5.0%*
Net margin	**36,483**	**23,785**	**26,055**	**26,063**
Net margin (% of Revenue)	*35.2%*	*37.7%*	*46.8%*	*46.9%*
Selling Costs (Excluding Salaries)	28,834	16,823	14,137	13,968
Selling Costs (% of Revenue)	*27.8%*	*26.7%*	*25.4%*	*25.1%*
Salaries	19,622	16,186	10,329	10,363
Salary Costs (% of Revenue)	*18.9%*	*25.6%*	*18.6%*	*18.7%*
Profit after selling costs	(11,973)	(9,224)	1,588	1,732
Profit after selling costs (% of Revenue)	*-11.6%*	*-14.6%*	*2.9%*	*3.1%*
Administration Costs	12,756	9,208	4,879	5,905
Administration Costs (% of Revenue)	*12.3%*	*14.6%*	*8.8%*	*10.6%*
Other Income	(131)	70	(502)	55
EBITDA	**(24,598)**	**(18,501)**	**(2,788)**	**(4,118)**
EBITDA (% of Revenue)	*-23.7%*	*-29.3%*	*-5.0%*	*-7.4%*
Amortisation and Depreciation	6,058	3,407	1,149	2,779
EBIT	**(30,657)**	**(21,908)**	**(3,937)**	**(6,897)**
EBIT (% of Revenue)	*-29.6%*	*-34.7%*	*-7.1%*	*-12.4%*
Interest Expenses	5,156	577	794	2,205
Net profit before tax (NPBT)	**(35,813)**	**(22,485)**	**(4,731)**	**(9,102)**
NPBT (% of Revenue)	*-34.6%*	*-35.6%*	*-8.5%*	*-16.4%*
Abnormal costs	(5,071)	(6,254)	(3,334)	(7,025)
Net profit before tax after abnormal costs	**(40,884)**	**(28,739)**	**(8,065)**	**(16,127)**

Source: Management accounts. Administration costs in FY21 are reduced by FOH Online services recharge nmf – not meaningful, NPBT – Net profit before tax, EBIT – Earnings before interest and tax, EBITDA – Earnings before interest, tax, depreciation and amortisation

Source: Naked Management, Annualised numbers calculated by FTI Consulting taking YTD to December 2020 11 months actuals.

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Our comments to the financial performance are as follows:

Revenue

Bendon operates through an extensive network of retail and outlet stores in strip centres or malls at high-traffic locations in Australia and New Zealand.

It used to operate through a network of partner stores in over seven countries, which are Australia, New Zealand, the United Kingdom and four countries in the European Union. Bendon's products are sold through 100 retail doors and online. These include 59 company-owned stores and the online platforms: bendonlingerie.com.au and bendonlingerie.co.nz in Australia and New Zealand. The Bendon network of stores was rationalised over the years of transformation and is now focused in Australia and New Zealand. Bendon's retail network comprises 23 stores in Australia and 36 stores in New Zealand.

Chart 22: Bendon's company-owned retail stores, calendar year 2012–21

Company-owned retail stores
51
54
50
52
59
63
63
62
60
59
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021

Source: Management

In FY18, Bendon revenues started to decrease because of stock supply concerns caused by liquidity issues. To improve profitability and enhance presence in the online channel, the company exited the trade partners in Australia and New Zealand as well as in the US wholesale market; contribution from the EU wholesale market also decreased. These factors also impacted revenues.

In FY20, Bendon exited its long-term customer agreement with Myer, which had been generating about NZD5 million in annual sales, as the alliance was resulting in negative contribution at operating levels. Revenue decreased to NZD54.7 million in FY21.

The challenging market conditions in 2020 due to COVID-19 led to temporary store closures and supply delays, aggravated by lower wholesale business revenues due to divestment of non-profitable segments. These factors adversely affected revenue for the first half year of FY21.

The new partnership with David Jones was expected to have doubled contribution from the wholesale sales channel in FY21.

Gross margins[29] have varied since FY18 from 48.0% up to 50.5%, 50.8% and 52.0% in FY19, FY20 and FY21, respectively, as a percentage of net sales. This was attributed to lowering discounts over time and improved mix and dealing better with stock supply issues. However, the increasing proportion of online sales,

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[29] We note that gross margins stated here include a layer of direct costs (such as distribution, freight out and royalties) which are typically included in COGS by other reporting entities, so the correct comparison of gross margins would be to the net margin of Bendon instead.

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favourable forex, and the company's focus on cost-saving initiatives increased gross margins but not enough to achieve overall positive net income.

Cost structure

Selling costs including salaries and wages, advertising, marketing, design, occupancy and other selling costs represent a substantial cost for the business, which has been as high as 52.3% in FY20, have now decreased to 42.9% in YTD to December 2020. This must be a positive result stemming from the restructuring program in place.

Bendon has incurred high brand management expenses through FY20 as a result of significant marketing expenditure to support business growth. However, FY20 onward, brand management expense decreased following focused cost cutting in store overheads and optimisation of marketing spend.

Profitability

The profitability of Bendon has historically been negative on an EBITDA level, at levels as high as negative NZD24.5 million in FY19, NZD18.5 million in FY20, while we note a substantial improvement in the past year, where the EBITDA loss is only estimated at NZD2.8 million, which is better than the projected EBITDA loss of NZD4.1 million in the FY21 budget. These amounts exclude any extraordinary, one off and abnormal losses and do not include a re-charge for management support services to FOH. The restructuring efforts appear to have achieved reductions in costs but have not achieved positive net income.

7.7. Financial forecasts

We have been provided by Management three different forecasts[30](low, medium and high) for the Bendon's business prepared on the assumption that it continues to operate in the Naked Group:

- **Low**: This scenario has been assessed by the Independent Directors as the most realistic given the historical performance of Bendon under the existing cost structure, taking into consideration the challenge and opportunities of the industry and company specific characteristics
- **Medium**: This scenario is viewed as somewhat optimistic by the Independent Directors based on Bendon's history of missing budgets and the current economic environment
- **High**: This scenario is more optimistic than the other two scenarios, as it also includes a recharge for services provided to FOH Online.

The above forecasts were prepared based on the current assumptions of management and the key executives as well as information known to them as at November 2020.

Select key metrics from Bendon's forecast for FY22 to FY24 are summarised in the charts below, with the pro-forma actual FY21 shown for reference:

Revenue growth

- CAGR revenue growth (from FY21 actual to FY24 forecast) under the three scenarios is 9.8%, 15.2% and 14.7%, for the low, medium and high, respectively.

[30] We note that we have not been provided with Bendon's forecasts on a stand-alone basis Post-MBO.

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- Compared to historical financial performance and industry trends, the medium and the high scenarios also appear to FTI Consulting to be optimistic. However, there is a possibility, however remote, for these to eventuate, if the retail industry returns to historical averages. If consumers divert disposable income from travel (which is expected to remain restricted) to clothing and there is increases in purchases given certain savings level have been achieved for the sector of the population which remained employed and had restricted ability for spending on other leisure activities during the COVID-19 lock downs.
- IBISWorld projects that Bendon might outperform the industry trends. However, this appears to be assumed in the light of the brand's association with Elle Macpherson and Heidi Klum, both of which are no longer, which poses additional uncertainty as to the brand's positioning in the market and the resulting ability to generate higher revenues.

The chart below summarises the revenue growth forecasts year on year, for the three forecasts described above.

Chart 23. Revenue growth forecasts for Bendon

Revenue growth
40.0%
20.0%
0.0%
-20.0%
Low
Mid
High
FY2021
FY2022
FY2023
FY2024

Source: Independent Directors, Management forecasts for internal purposes

Gross margins

- Gross margins in the low, medium and high scenarios are higher than historically achieved by Bendon.
- The low scenario appears more realistic, given complexities experience with suppliers (described in Section 7.2) and operational difficulties experienced in the past years as per discussions with the Independent Directors (described in Section 7.6).
- Gross margins in the medium and high scenarios appear somewhat optimistic, especially in a COVID-19 environment, which among other things, has directly impacted retailers that rely on imports from China or other overseas countries.
- The negotiating power of Bendon may have been impacted by problems experienced in the recent past and therefore, margin improvement may be challenging. However, these issues can potentially be counterbalanced through strategies including changing suppliers and optimising product mix.
- Gross margins of the comparable companies and transaction targets vary between 41% and 52%, (excluding outliers) with outliers being about 58%. This further supports the reasonableness of the low scenario and the Independent Director's view of optimism in the medium and high scenarios.

The chart below summarises the expected gross margins under each scenario over the discrete period of projections.

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Chart 24. Gross margin for Bendon under three forecasts

Gross margin
60.0%
55.0%
50.0%
45.0%
Low
Mid
High
FY2021 FY2022 FY2023 FY2024

Source: Management forecasts, Independent Directors

EBITDA margin

- EBITDA margins represent the biggest difference between the three scenarios. EBITDA margins are a key driver of the valuation analysis.
- The low scenario assumes that for the next three years, the Bendon business will not return to profitability and the likelihood of this happening in the longer term is also uncertain, given the current size and cost base of the business
- The medium scenario assumes comparatively lower level of losses in the first year, when compared to prior years, breakeven in year 2 and marginal profitability in year 3. We note that this is predominantly driven by the higher level of revenue forecast under this scenario, which is more optimistic, as noted above
- The high scenario forecasts higher profitability primarily due to an explicit adjustment for the management services provided by Bendon to FOH as a cross charge from FOH to Bendon, which reflects the profitability of the business on a stand-alone basis outside of the Naked Group, post divestiture.

Chart 25. EBITDA margin for Bendon under three forecasts

EBITDA Margin
10.0%
5.0%
0.0%
-5.0%
-10.0%
-15.0%
-20.0%
Low
Mid
High
FY2021 FY2022 FY2023 FY2024

Source: Independent Directors, Management forecasts

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8. Valuation methodologies

8.1. Overview

RG 111 sets out the valuation methodologies that a valuer should generally consider when valuing assets or securities for the purposes of share capital returns, selective capital reductions, schemes of arrangements, takeovers and prospectuses. The following methodologies are:

- the discounted cash flow (**DCF**) methodology and the estimated fair value of any surplus assets
- the capitalisation of future maintainable earnings (**CFME**) methodology, capitalising the estimated future maintainable earnings or cash flows, using an appropriate earnings' multiple, and adding any surplus assets
- the net assets methodology (**NA**), being the amount available for distribution to security holders on an orderly realisation of assets
- any recent genuine offers received by the target for any business units or assets as a basis for the valuation of those business units or assets. This method is typically used as a cross check to any of the above methods
- the quoted market price (**QMP**) method for the listed securities when there is a liquid and active market. This method is typically used as a cross check to any of the above methods

Each of the above methodologies may be appropriate in certain circumstances. The decision as to which method to apply generally depends on the nature of the business being valued, the availability of appropriate information and the methodology most commonly adopted in valuing such a business. Further details on these methodologies are set out in Appendix C of this Report.

RG 111 does not prescribe these methods as the method(s) that the expert should use in preparing the Report. The decision as to which methodology to use lies with the expert based on the expert's skill and judgement and after considering the unique circumstances of the entity or asset being valued. In general, an expert would have regard to valuation theory, the accepted and most common market practice in valuing the entity or asset in question and the availability of relevant information.

Different methodologies are appropriate for valuing particular companies, based on the individual circumstances of that company and available information. It is possible for a combination of different methodologies to be used together to determine an overall value where separate assets and liabilities are valued using different methodologies.

8.2. Selection of valuation methodology

In selecting the appropriate methodology with which to assess the value of Bendon, we have considered the valuation methodologies above, the nature of the business and the nature of the financial information available.

8.3. Primary valuation methodology

For the purposes of this report we have selected the CFME methodology as a primary method, using LTM EV/revenue multiple (and cross checked with the LTM gross profit multiple), for the valuation of Bendon for the following reasons:

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- Maturity of the business – Bendon has been in operation for many years and has established reputation in the sector as one of the iconic brands in New Zealand
- Bendon has historically reported negative earnings, for at least the last five years, and is expected to generate negative earnings in the coming years, which is why we have selected to use a revenue multiple, cross checked with the implied gross profit multiple (which seems to be used in acquisition negotiations for retail businesses)
- Bendon is operating, and is being divested, as a going concern, even though the history of losses and high level of indebtedness make it a potential candidate for liquidation or voluntary administration
- Bendon has reported declining revenue since FY19 ((13.0%) for FY21), with Management expecting revenue growth to be 24.0% in FY22
- There is some market-based data for broadly comparable transactions and listed companies, for profitable and loss-making companies with similar revenue growth profile to Bendon
- Sufficiently robust long-term earnings projections are not available, which precludes the use of the DCF methodology as a primary methodology. We have, however, used the DCF methodology as a high-level cross check to our primary valuation methodology (refer to Section 9.2 of this report)

The CFME methodology estimates the enterprise (or equity) value by capitalising a selected level of earnings.

We have selected to use the LTM EV/Revenue multiples in our valuation analysis for the following reasons:

- Bendon has been loss making since FY17 and earnings measures on EBIT, EBITDA and net profit metrics have been and are expected to be negative in the short to medium term
- Bendon has been operating as a part of the larger Naked Group, and as such the carve out of the stand-alone operations is somewhat pro-forma as there has been a certain level of overlap between the operations of Bendon and FOH
- There have historically been significant abnormal expenses which have been shown separately. Even with normalisation adjustments for services provided to the FOH business, earnings are still negative
- Management has a track record of missing budgets, which makes any forecasts somewhat unreliable
- We have also tested the reasonableness of our assessed value with the implied gross profit multiples compared to those of the comparable listed companies and transactions.

8.3.1. Cross check methodology

We have considered the following valuation methodologies as cross checks to our primary valuation methodology:

DCF methodology

- Despite the lack of sufficiently robust, reliable long-term earnings projections and the understandable difficulty faced by management in producing any forecasts, we have used a high level DCF methodology as a cross check
- We have considered the forecasts prepared by Management
- We have only disclosed aspects of the forecasts at a high level.

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QMP

- We have considered the share trading history of Naked as a point of reference, however, we have discounted its relevance for reasons outlined further in the report, including the thinly traded nature of Naked shares and the significant impact from the "Robinhood" trading activities in the market.

Net assets methodology

We have also applied the net assets methodology (on an orderly realisation of assets basis) since it is a common method to value a business that has incurred significant losses, such as Bendon. We have performed an analysis to estimate the net proceeds that would be expected from an orderly wind down of the business assuming three to six months is spent in a liquidation process in order to maximise the proceeds from liquidating the assets and settling outstanding liabilities as well as minimising operating costs. Please refer to Appendix D of this report for further detail.

8.4. Control premium

In order to value the equity of a company on a control basis, one typically considers applying a control premium to the calculation of the multiples derived from the comparable listed companies. In our view the given that the loss-making history of Bendon over an extended period of time, we have concluded that a potential buyer would not be prepared to pay a material control premium. Bendon's business operations will require restructuring and there is a significant risk of failure, especially in the context of the current market conditions faced by traditional "brick and mortar" businesses in the retail sector. Typically, a control premium is applied to the value of the equity, but our analysis suggests there is no value to equity of Bendon, as the value of equity is negative.

The challenges faced by the retail sector as a result of COVID-19, indicate a longer-term negative impact on buying patterns which may reduce the likelihood for buyers in the sector to pay a significant premium for control.

The comparable transactions involving loss-making retailers indicate that they have been acquired at a discount to the listed share price, rather than a premium, which supports our decision not to apply a control premium to the value of Bendon. Given that some transactions did result in a premium and the outcomes vary widely, we have been unable to obtain convincing data that premiums would be expected to be paid for loss making businesses in the sector.

Based on our assessment summarised above, we have applied a control premium of 10%, which appears reasonable in the context of the market and characteristics of the business.

8.5. Assessment of the Financial Benefits

We have assessed each of the Financial Benefits from the perspective of the Buyer. Refer to Section 10.

Our conclusion includes the value of the equity in the Bendon business on a controlling basis plus the Financial Benefits being the key terms of the Proposed Transaction including:

- the forgiveness of an intercompany loan of NZD40.4 million
- the guaranteed inventory level of NZD18.2 million with any difference to actual inventory paid out in cash up to a limit of NZD5.0 million
- a five-year loan of NZD7.0 million

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- a payment of up to NZD300,000 of costs associated with the Proposed Transaction
- payment in full of the accrued benefits to Ms Anna Johnson of NZD267,000.

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9. Valuation of Bendon

9.1. Summary valuation of Bendon

We have assessed the fair value of 100% of the issued shares of Bendon to be negative between NZD61.8 million and negative NZD67.4 million, before the Financial Benefits offered by Naked:

Table 17: Summary valuation of Bendon

	Equity Value of Bendon		
Valuation opinion	**Low**	**Mid**	**High**
	NZD 000's	**NZD 000's**	**NZD 000's**
Comparable companies method	(67,357)	(64,576)	(61,794)
Concluded market value range	**(67,400)**	**(64,600)**	**(61,800)**
Reasonableness tests			
Net assets value method	(66,300)	(65,012)	(63,723)
Discounted Cash Flow method	(75,388)	(64,054)	(57,392)

Source: FTI Consulting Analysis, Management accounts, MBO Term Sheet

FTI Consulting applied the CFME method as our primary valuation methodology. Our analysis resulted in a negative implied equity value. Our conclusions from the CFME method are corroborated by the results of our cross check using the DCF method and the net assets method.

The results of our primary valuation method and two secondary valuation methods are similar to each other and corroborative. Reasonable minds could disagree regarding which valuation methodology should be considered the primary valuation method. However, if we were to use any of the three valuation approaches as our primary method, our ultimate conclusion in this report would remain the same.

In accordance with the requirements of RG 111, we have assessed the value of Bendon before the Proposed Transaction on a control basis.

9.2. Primary valuation methodology

In applying the CFME method, it is common to use EBIT, EBITDA, or some other earnings measure. However, because Bendon has negative earnings, we have used a revenue multiple. Revenue multiples can be useful in valuing under-performing businesses if there are sufficiently similar under-performing comparable companies for which multiples can be derived.

The CFME method (applying revenue multiples) using the market-based assessment approach requires the assessment of:

- maintainable revenue estimated by assessing historical and forecast revenue, growth prospects and the general economic and industry outlook
- an appropriate revenue multiple that reflects the inherent risks in the business.

We have considered each of these in the following sections.

9.3. Earnings measure

In our CFME analysis, we have used the actual LTM revenue ended 31 January 2021 of NZD55.6 million, as reported in the management accounts

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We have relied upon historical earnings due to the high level of uncertainty with regards to the forecasts for the Bendon business as well as the lack of a sufficient number of comparable companies with forecast multiples, which would also face similar level of uncertainty due to the difficulty in forecasting in the retail sector in COVID-19 environment.

9.4. Selected revenue multiples

For the purposes of our valuation using the CFME methodology, we have selected a revenue multiple of 0.2x to 0.3x.

In our selection of an appropriate revenue multiple range, we have had regard to:

- implied multiples from recent transactions involving comparable companies (**Comparable Transactions**)
- implied multiples from comparable companies trading on a listed exchange (**Comparable Trading Multiples**)
- the specific risk profile of Bendon relative to its peers.

Each of the above considerations is discussed in the sections below.

9.4.1. Comparable Transactions

We have undertaken a search of comparable transactions, globally with a focus on the Australasia region, involving businesses that operate in the clothing retail industry. We have identified 11 broadly comparable transactions from which we have selected the ones involving companies that are somewhat similar the profile of Bendon, i.e. with declining revenues and low to negative profitability or in operational distress.

The reported LTM revenue multiples for these comparable transactions are summarised in the table below. A more detailed analysis, including brief descriptions of the businesses of each target, is provided in Appendix F.

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Table 18: Selected Comparable Transactions

Date closed	Target	Country	Acquirer	Percetage sought (%)	Transaction Value ($m)	EV / Revenue (LTM)	Historical revenue growth	EBITDA margin (LTM)	EV/Gross profit (LTM)
18-Oct-20	R.M. Williams Proprietary Limited	Australia	Tattarang Pty Ltd	100%	259.5	1.55	3.6%	10.7%	n.a
21-Jul-20	Bossini International Holdings Limited	Hong Kong	Viva China Holdings Limited	67%	456.5	0.18	-22.2%	-16.4%	0.35
3-Apr-20	Assets of Harris Scarfe Australia Pty Ltd.	Australia	Spotlight Group Holdings Pty Ltd	100%	55.0	0.14	n/a	n/a	n/a
31-Oct-19	Rip Curl Group Pty Ltd	Australia	Barrel Wave Holdings Pty Ltd.	100%	448.5	0.88	-0.9%	8.1%	n/a
12-Aug-19	Catch Group Holdings Limited	Australia	Wesfarmers Limited	100%	242.5	0.77	n/a	n/a	n/a
4-May-18	Wolford Aktiengesellschaft	Austria	Fosun Industrial Holdings Limited	51%	75.7	0.64	-1.2%	-1.9%	0.79
9-Apr-18	Billabong International Limited	Australia	Boardriders, Inc.	81%	390.7	0.36	-3.7%	5.1%	0.69
5-Sep-16	Pretty Girl Fashion Group Pty Ltd	Australia	Noni B Limited (nka:Mosaic Brands Limited)	100%	80.3	0.28	13.6%	7.0%	n/a
26-Aug-16	Next Athleisure Pty Limited	Australia	JD Sports Fashion plc	80%	3.5	0.03	n/a	n/a	n/a
4-Aug-16	Hype DC Pty Limited	Australia	RCG Corporation Limited (nka:Accent Group Limited)	100%	105.2	0.92	34.9%	11.0%	n/a
14-Jul-16	Pacific Brands Limited	Australia	Hanesbrands Inc.	100%	1,041.5	1.16	-21.2%	9.9%	2.32
Low (selected)				**51%**	**55.0**	**0.14**	**-22.2%**	**-16.4%**	**0.35**
High (selected)				**100%**	**456.5**	**0.64**	**-1.2%**	**5.1%**	**0.79**

Source: S&P Capital IQ, FTI Consulting analysis

In our review of the Comparable Transactions, we selected as most comparable four transactions highlighted in the table above to be the most comparable in our opinion. We are of the view that, given Bendon has a history of losses and declining revenues, it is reasonable to select revenue multiples at the low end of the range of between 0.14x and 0.64x EV/LTM Revenue. At the low end of the range, the transaction is effectively an asset transaction and at the high end of the range, the target company is profitable, which is not reasonable for Bendon.

In addition to the above Comparable Transactions, we have identified two recent developments which are relevant to our analysis. They do not result in any implied multiples, however, are important for building the understanding of the environment in which Bendon operates. These are:

- The PAS Group Limited (**PGR**), on 1 February 2021, completed a transaction, where Queens Lane Capital entered into an implementation deed to acquire PGR from Coliseum Capital Management, LLC and others on 23 October 2020 for a nominal purchase price of AUD1.00 all the shares of PGR, as well as the Designworks and Yarra Trail businesses of PGR. This follows another acquisition of Seafolly Holdings Pty Ltd earlier in September 2020.
- Sycamore Partners Management, L.P. had initially agreed to acquire 55.0% Interest in Victoria's Secret Stores, LLC from L Brands, Inc. (NYSE:LB) for enterprise value of USD1.1 billion on 20 February 2020, after taking into account certain liabilities. Post-acquisition, L Brands was to retain a 45.0% minority stake in Victoria's Secret. In May 2020, the transaction was cancelled. The implied multiple of the

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transaction, if completed for the reported price would have been circa 0.6x revenue, since it was cancelled, the multiple is not reliable, while still suggest an approximate multiple of a larger, international established brand and operations. Companies of the size and geographical location such as Bendon would be expected to attract a much lower multiple of revenue.

9.4.2. Comparable Trading Multiples

In addition to the Comparable Transactions, we have also undertaken a search of companies traded on listed exchanges that operate in the clothing retailing industry. There is a large number of retail companies globally. We have focused on the less profitable or loss-making companies and excluded any pure e-commerce listed entities. We have identified nine companies that we consider to be broadly comparable to Bendon. In theory, we should have also included Naked's implied multiple in our analysis. We have excluded it because it is not reflective of the Bendon's stand-alone business and has been affected by the recent share trading market anomalies triggered by "Robinhood" related trading activities.

The implied revenue multiples for the comparable listed companies, together with the gross profit multiples are summarised in the table below. A more detailed analysis, including brief descriptions of the businesses of each company, is provided in Appendix E.

Table 19: Selected Comparable Trading Multiples

Comparable Company Name	Currency	Market Cap (m)	EV (m)	EV/ Revenue (LTM)	EV/ Gross Profit (LTM)	LFY EBITDA Margin	Revenue CAGR (LFY-FY18)
Aeffe S.p.A.	EUR	121	304	1.1x	12.0x	7.5%	10.7%
Cosmo Lady (China) Holdings Company Limite(	CNY	2,919	2,499	0.8x	1.8x	9.4%	-4.9%
Top Form International Limited	HKD	215	116	0.1x	0.6x	0.5%	4.8%
Mosaic Brands Limited	AUD	109	265	0.4x	0.8x	2.1%	51.4%
J.Jill, Inc.	USD	41	486	1.0x	1.8x	13.8%	4.0%
Esprit Holdings Limited	HKD	1,951	3,129	0.3x	0.8x	4.2%	-24.0%
Fashion Bel Air S.A.	EUR	6	3	0.4x	7.1x	-17.6%	-30.0%
YGM Trading Limited	EUR	379	314	1.4x	3.3x	-20.8%	-40.4%
Kimuratan Corporation	HKD	3,880	4,608	1.0x	2.1x	-5.3%	8.2%
Low				0.1x	0.6x	-20.8%	-40.4%
Quartile 1				0.4x	0.8x	-5.3%	-24.0%
Median				0.8x	1.8x	2.1%	4.0%
Mean				0.7x	3.4x	-0.7%	-2.2%
Quartile 3				1.0x	3.3x	7.5%	8.2%
High				1.4x	12.0x	13.8%	51.4%

Note: Multiples include control premium of 10.0%
Source: Company Annual Reports, S&P Capital IQ, Market data from relevant exchanges.

The average and median LTM revenue multiples for our selected potentially comparable listed companies are 0.7x and 0.8x revenue, respectively. However, given that the selected set of companies contains also some profitable companies included for reference and completeness, we have focused on the low to first quartile multiples between 0.1x and 0.4x LTM revenue.

The selected comparable listed companies are broadly comparable to Bendon on the basis that they:

- are similar in size and scale of operations some of which are loss making and have been over a period of time
- have operations in Australia

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- are clothing retailing businesses
- include businesses that reported negative EBITDA.

Out of the range of multiples between 0.1x and 1.4x LTM revenue, we believe that the lower end of that range is more appropriate in light of Bendon's:

- history of significant losses
- historical decline in revenue
- projected future losses and risk of future declining revenues
- need of ongoing restructuring in order to turn it into a profitable business which carries an associated risk of failure
- apparent lack of attractiveness to potential bidders in the market
- predominantly expensive "brick and mortar" business model, which is less attractive to potential financial or strategic investors in an environment where consumers are changing purchasing behaviour to increasingly favour online channels.

Based on the above considerations and our analysis of the listed entities as well as the comparable transactions, we have selected a LTM EV/Revenue multiple in the range of 0.20x to 0.30x revenue.

9.4.3. Control premium

Control premiums are often applied to the trading multiples of our selected comparable companies, as purchasers are normally willing to pay a premium to obtain control. A premium for control is applicable when the acquisition of a company would give rise to benefits such as:

- control of the board of directors
- control of the decision making and strategy
- better access to cash flows
- access to tax benefits.

A search by advisors engaged by the directors of Naked identified no purchasers for Bendon or its brands. Given the current stress in the clothing retailing industry exacerbated by COVID-19, there is limited desire by investors or other industry players to acquire a business with a large number of retail outlets. Therefore, we would expect the control premium to reflect mainly financial control and the strategic control premium would be minimal. Based on the above, we have applied a control premium of 10.0%, as we do not expect that a reasonable acquirer of a loss making business would pay a significant control premium for the restructuring effort that they would need to apply nor the extra risk that they would be undertaking.

The table In Appendix F illustrates some examples of completed transactions where the profitable companies attract a premium, while loss making companies are bought for a price below the listed share price suggesting no control premium. Given the wide range of outcomes, we are of the view that a minimal positive premium is supportable. We note that we tested the multiples also using a 20.0% template control premium and it does not change our selection of the multiples range.

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9.4.4. Selection of multiple

In selecting an appropriate range of multiples, we have considered the risk profile and specific characteristics of Bendon, relative to the Comparable Transactions and Comparable Trading Multiples, including:

- size, nature and scale of operations – Bendon is comparatively smaller than the selected peers or broadly comparable companies, and it is more geographically focused and less diversified
- stage of operating life cycle and growth prospects – the revenues of Bendon have been declining and the recent industry trend is not favourable for traditional "bricks and mortar" retailers. Its lack of profitability indicates that further shrinking in size may be needed to achieve profitability
- degree of diversification or lack thereof – the operations have been restructured from more international to a more local focus on the New Zealand and Australian markets which have natural limitations in terms of population size
- scalability of operations and market position - Bendon is well known in its market niche while in the recent years have lost popularity amongst the younger generation and may need to reinvent itself to re-gain popularity
- local regulatory environment – Government had provided temporary assistance to retailers for the impact of Covid-19, while this may be a short-term solution and unless the business structure allows for changes in demand and supply, the business can be negatively affected
- general economic conditions – the Covid-19 pandemic has impacted the retail sector substantially due to closures of shops over prolonged periods and increased uncertainty with regards to future expectations of recovery. However, on the flip side the savings that may have been achieved due to decreased mobility can potentially stir increasing demand in the mod-term.

In our view, based on the above and in light of the lack of profitability and lack of popularity in the market from third party strategic investors, the low end of the range of multiples would be appropriate for Bendon.

9.4.5. Net debt and surplus assets

To calculate the equity value of Bendon, it is necessary to deduct net debt to our assessed enterprise value. The components of the net debt comprising interest bearing debt and lease liabilities as at the Valuation Date are outlined:

- Cash: As at the Valuation Date, pre-transaction, Bendon had approximately NZD38,000[31] of cash
- BNZ loan: The total loan amount which has been recorded on the books is NZD14.5 million. It forms a part of the Proposed Transaction and is a condition precedent. We understand that the loan was repaid shortly after the Valuation Date, however, as it forms a part of the Financial Benefits, we have included it as interest bearing debt
- Lease liability: Our analysis of Bendon has been based on prospective financial information provided by the Directors, which has been prepared excluding the impact of AASB 16/IFRS 16. For consistency with the comparable companies multiples, which include the impact of AASB16/IFRS16, we have recognised in our analysis the financial lease obligation of NZD18.9 million as at 31 January 2021, based on

[31] Post-Transaction, Bendon will have more cash as a result of the Financial Benefits, which we are assessing separately.

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Management's estimates (unaudited). We have not taken the finance lease liability into account in our discounted cash flow analysis, as cash lease payments have been included in the operating cash flows, while we have adjusted for it in determining the value using the market approach, as the market-based multiples include lease liabilities in the debt component

- New loan: The new loan of NZD7.0 million which Naked is to provide to Bendon, if the MBO transaction is completed has not been taken in consideration as:
  - it is not in place as at the Valuation Date; and
  - the cash to be received would net off the debt.
- Intercompany payable: The intercompany payable balance provided by Management of NZD40.4 million as at the Valuation Date was treated as a debt obligation in our assessment of the fair value of the shares in Bendon. It will be, however, forgiven under the transaction agreement and as such was captured in the Financial Benefits to the Buyer as well.

Bendon had no other assets or liabilities at the Valuation Date that are surplus to its operations.

9.5. CFME valuation conclusion

Based on the above assumptions and key valuation inputs, we have concluded that the market value of Bendon as at the Valuation Date on an enterprise value level would be in the range of NZD11.1 million to NZD16.7 million as shown in the table below.

Table 20. CFME valuation conclusion

CFME conclusion	Low	Mid-point	High
	NZD'000s	NZD'000s	NZD'000s
LTM Revenue	55,628	55,628	55,628
Selected multiple	0.20x	0.25x	0.30x
Enterprise value	**11,126**	**13,907**	**16,688**
Plus: Surplus cash	38	38	38
Less: Inventory deficiency	(4,764)	(4,764)	(4,764)
Less: Lease liability	(18,906)	(18,906)	(18,906)
Less: Intercompany payable	(40,351)	(40,351)	(40,351)
Less: BNZ Loan	(14,500)	(14,500)	(14,500)
Equity value	**(67,357)**	**(64,576)**	**(61,795)**

Source: Management accounts, FTI Consulting analysis, S&P Capital IQ

We have tested this value range for reasonableness with regards to EV/Gross margin multiples and based on the LTM Gross profit of Bendon of NZD25.1 million, the implied multiples are in the range of 0.43x to 0.64x with a mid-point of 0.53x, which falls at the low end of the multiples, while consistent with the expected range, given Bendon's historical financial performance.

9.6. Valuation cross checks

9.6.1. DCF method

We have had regard to a high level DCF analysis as cross-check to our primary CFME method. The DCF method estimates fair value by discounting a company's future cash flows to their net present value. To estimate the fair value of Bendon using the DCF method requires the following:

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- estimates of future cash flows
- an appropriate discount rate to be applied to the cash flows
- an estimate of the terminal value.

Future cash flows

The current financial position of Bendon, the impact of increased competition from online retailing, impact of COVID-19 and declining demand from customers makes it difficult to project the future cash flows of Bendon with any reasonable level of confidence. Hence, we used the DCF method as a cross check of the value for Bendon applying various assumptions, which reflect the possible future performance of the business.

The following sets out the key assumptions we have applied in our DCF analysis:

- Revenue growth: assumed as per Management/Independent Directors' forecasts under each scenario for the first three years from FY22 to FY24 and then extended for a period between two and four years to reach a more stable state of operations assuming revenue growth of 10.0%, 7.5%, 5.0% and 2.5% in FY25, FY26, FY27 and FY28, respectively (in the low scenario) and 5.0% and 3.5% revenue growth (in the Mid and High scenarios) in FY25 and FY26, respectively, prior to using 2.5% in the terminal period. This was based on declining expectations in the retail industry.
- Gross/Net margins: The gross and net margins of the business were assumed constant for the extension period, starting from the actual net margins in the last year of the forecasts provided by the Independent Directors and Management
- Operating expenses: Selling, administrative and general expenses were assumed to be constant in the low scenario so return to profitability would be made possible, while these were increased by 2.5% per annum of assumed inflation over the remaining period for the mid and high scenarios.
- Working capital: Change in working capital on a debt free cash free basis was assumed as projected by Management/Independent directors in the first three years and then assumed at 25.0% of change in revenue based on historical averages for Bendon and research of comparable companies. Given that the starting point of the cash flow projections was based on forecasts balance sheets with target inventory of NZD18.2 million, we have adjusted the resulting enterprise value under all scenarios for the inventory deficiency when compared to the closing balance sheet of circa NZD4.8 million. Cash compensation in this regard is factored in the Financial Benefits to the Buyer in accordance with the Term Sheet of the Proposed Transaction.
- Capital expenditures: Capital expenditures were assumed as projected in the models provided by the Independent Directors, and extended at a minimal sustaining level of investment for the two to three years period in the discrete period of cash flow projections, and then assumed at the average for the entire period and equal to depreciation.
- Taxation: Tax was assumed at 28.0% based on the New Zealand corporate tax rate. Losses accumulated to the Valuation date were considered not available to the new owners, and new losses incurred were utilised at the time when profitability is achieved allowing for benefits of accumulated losses in the first few years. In the low case scenario, it was assumed that no taxes are paid until the terminal period and any tax benefit in the next couple of years was discounted to present value.

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Discount rate

The discount rate used to equate the future cash flows to a present value reflects the risk adjusted rate of return demanded by a hypothetical investor. In selecting an appropriate discount rate for the cash flows generated by Bendon we considered the following:

- the CAPM having regard to market data
- the risk-free rate of return in New Zealand, having regard to the yield on 10-year zero coupon NZ Government bonds, of 1.19% as at Valuation Date
- historical and prospective estimates of the New Zealand equity market risk premium (**MRP**). Based on our analysis, we have selected MRP to be 7.0%
- betas of listed companies that are comparable to Bendon. These betas, which are presented in Appendix E, have been calculated based on weekly returns over a five-year period, compared to relevant indices. Based on our analysis we have selected an un-levered beta in the range of 0.42 to 0.77 (median-High) and a re-levered beta in the range of 0.47 to 0.85 in relation to the discount rate
- we have selected a company specific risk premium between 6.0% to 10.0% in relation to risks specific to Bendon and the respective
- we are of the opinion that Bendon is exposed to specific risks based on its size, 5.0%, not captured by the other elements of the CAPM build-up
- an appropriate pre-tax cost of debt of 6.54% based on Bendon current debt rate and New Zealand debt benchmarks
- gearing levels of our selected comparable companies and the current average gearing of Bendon. Having considered these factors, we have selected a 10/90 debt to equity ratio based on New Zealand the median of the comparable companies.

Based on the above parameters, we have selected a nominal after tax discount rate for Bendon of 17.0%, 19.0% and 21.0% for the various scenarios of prospective financial information from low to high, respectively.

Terminal value

The terminal value estimates the value of the cash flows after the forecast period. We have estimated the terminal value based on the forecast cash flows in FY26, the discount rate and an estimate of the long-term cash flow growth rate. We have assumed a nominal long-term growth rate of 2.5%, having regard to long-term inflationary growth cash flow projections and the target level of inflation published by the RBNZ.

Conclusion based on the DCF method

We summarise our valuation of Bendon using the DCF method in the following table.

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Table 21: DCF valuation conclusion

Discounted Cash Flow method	Low NZD'000	Mid NZD'000	High NZD'000
Cumulative PV of discrete cash flows (1)	**(21,943)**	**(8,448)**	**(5,204)**
Terminal Year Free Cash Flow (2)	2,467	1,433	3,223
Perpetuity Growth Rate (3)	2.5 %	2.5 %	2.5 %
Terminal Value	**17,015**	**8,687**	**17,422**
Discount factor (4)	0.36	0.46	0.42
Presernt Value of Terminal Value	**6,132**	**3,971**	**7,389**
Estimated Enterprise Value	**(15,811)**	**(4,477)**	**2,185**
Add: Cash	38	38	38
Less: Inventory deficiency (5)	(4,764)	(4,764)	(4,764)
Less: BNZ loan	(14,500)	(14,500)	(14,500)
Less: Intercompany payable	(40,351)	(40,351)	(40,351)
Equity Value	**(75,388)**	**(64,054)**	**(57,392)**

Notes:

(1) The sum total of the discrete cash flows for the low scenario includes tax benefit beyond the terminal year of NZD0.5 million

(2) Terminal year is FY29 for the low scenario and FY27 for the mid and the high scenarios

(3) Assumed long term inflation for New Zealand and Australia

(4) Discounted at 17%, 19% and 21% for the low, medium and high scenarios, respectively at the set terminal year above

(5) Based on the difference between the actual inventory as at 31 Jan 2021 and the target inventory of NZD18.2 million

9.6.2. Net asset value method

In many cases, the net asset value typically represents the floor value for a profitable business as it does not reflect any goodwill or intangibles. For a loss-making business however, the value of the net assets on an orderly realisation basis could be potentially be higher than the price a market participant is willing to pay for the business as a whole and higher than the value an owner could generate from running the business.

FTI Consulting's adoption of this method to valuation reflects a judgement that hypothetical bidders for Bendon would be unlikely to attribute any significant value to the future upside in the value of the net assets.

We have performed an analysis to estimate the net proceeds that would be expected from an orderly wind down of the business assuming three to six months is spent in a liquidation process in order to maximise the proceeds from liquidating the assets and settling outstanding liabilities as well as minimising operating costs.

We have summarised our calculations, assumptions and conclusions from our net asset value (on an orderly realisation basis) analysis in Appendix D.

9.6.3. QMP method

For our assessment of the fair value of Bendon, the recent share trading of the Naked Group as a relevant benchmark cannot be used due to the following reasons:

- Naked is listed on the NASDAQ, and typically we would use the QMP as a cross check. However, given that Bendon is a part of Naked, it is difficult to quantify the portion of the share price attributable to each of the FOH Online and the Bendon businesses

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- The recent share market trading frenzy purportedly associated with retail investors' plans to sabotage hedge funds' shorting of Naked and other companies ("Robinhood" Activities") also makes it very difficult to form any conclusions of value from an analysis of Naked's share trading history
- Prior to the Robinhood Activities, the history of share trading indicates that Naked shares were generally thinly traded
- Withdrawal of institutional investors in the early CY20 has led to a change in the shareholder base to comprise mainly individual investors who may potentially lack the sophistication and analytical skills to process market signals and business fundamentals accurately and on a timely basis, hence the share price may not be reflective of market value
- The history of share trading and high levels of dilution of the shareholders due to recent capital raisings also contributes to the lack of timely share market price adjustment
- The future of the operations of Naked without the Bendon losses, coupled with the recent capital raised around and before the Proposed Transaction announcement date adversely impacts the reliability of Naked's share trading history as a benchmark.

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10. Assessment of the Financial Benefits

10.1. Summary of assessment of the Financial Benefits

We have summarised in the table below and the following discussion our assessment of each of the Financial Benefits.

Table 22: Summary of Financial Benefits to the Buyer

Benefits provided to the Buyer	NZD'000s	Comments
Transaction components		
a) Cash adjustment for inventory	4,764	Cash adjustment paid to Bendon to the fund the gap to the target inventory of $18.2 million
b) The FOH Servces Agreement	-	Assumed to be on an arm's length basis
c) Foregiveness of the Intra Group Loans	40,351	Intra group loan forgiveness referred to in the reasonableness section
d) Repayment of the BNZ Debt	14,500	Repaid by Naked on behalf of Bendon shortly after the Valuation Date
e) The Naked facility	7,000 (4,072)	A loan facility of NZD7 million, assuming being repaid. NPV of interest payments at 5% p.a. and loan principal repayment in 5 years, discounted to present day at 19%.
f) Reimbursement of the Buyer's costs	300	Nominal value in the context of the transaction rationale
g) Exit event proceeds	-	Any potential for payment further confirms the fairness
h) Profit share	-	Any potential for payment further confirms the fairness
i) Ms Johnson Employee entitlements	276	Full amount provided for in the accounts

Source: Notice of Meeting in Draft, Term Sheet for the Proposed Transaction, FTI Consulting analysis

10.2. Analysis of the Financial Benefits

Our analysis of the Financial Benefits are as follows:

a) Cash adjustment for inventory

The consideration of the Proposed Transaction is NZD1. There is a clause in the agreement that requires if the actual inventory is less than NZD18.2 million, the difference is paid to the Buyer in cash. Based on the latest balance sheet we have been provided, the actual inventory approximates NZD13.4 million. As such, we have added to the Financial Benefits the adjustment for gap in inventory of NZD4.8 million. The Directors have set a maximum adjustment of NZD5.0 million, so the included amount in our analysis is a very close approximation even if there is an additional inventory deficiency as a result of the inventory count which is to be completed as agreed in the Term Sheet of the Proposed Transaction.

b) The FOH Services Agreement:

As part of the Proposed Transaction, a five-year management services agreement will be signed between FOH Online and Bendon, so Naked can continue to operate FOH Online using the existing model, operating and management structure. Under this agreement, Bendon will provide certain management services to FOH Online and will be reimbursed for all direct and reasonable costs incurred in the performance of these services as agreed in annual budget as well as a 5.0% administration fee.

- Bendon is to provide the Bendon Services to FOH Online as outlined above
- FOH Online may terminate for convenience by three months' notice

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Assessment:

- In our discussions with the Independent Directors, we understand that the 5.0% of revenue fee is to cover the actual costs of services performed by Bendon personnel and the direct costs specified above are pass through costs only.
- There are no directly comparable benchmarks for similar service agreements we could find in the market, so we were unable to determine with certainty whether this agreement is at arm's length. However, the fee does not appear to FTI Consulting to be unreasonable. As FOH's revenue increases, there may be a profit to Bendon as personnel costs may be more fixed rather than variable. Such a profit does not seem exorbitant. Also, since the fee is a percentage of revenue there is an incentive to Bendon to drive increasing revenues of FOH.
- The terms of the FOH Service Agreement were discussed with the Independent Directors and also reviewed and compared to the historical costs associated with the FOH business traditionally provided by Bendon staff. It appears that the costs of staff allocated to these services approximates 5.0% of FOH Online's annual revenue in the past year (as illustrated in the table below).
- The table below summarises the methodology we applied to calculate the costs associated with the FOH Services historically.

Table 23. FOH Services Agreement fee estimate support

NZD 000's	Salaries	FOH's share	Charge
Lead Team	2,270	25%	568
Head of Ecom	200	50%	100
Finance			127
Internal Support	72	20%	14
HR	187	20%	37
Planning	165	30%	50
Marketing	120	50%	60
Office	385	10%	39
Public Company		25%	585
Naked's total charge			**1,578**
As a percentage of FOH Revenue		28,243	5.6%

Source: Management

- The table above illustrates that historically, the cost of the services provided to FOH Online by Bendon was in the vicinity of 5.6% of FOH Online's annual revenue. The selection of 5.0% of revenue fee appears at least initially to be beneficial to Naked, however, as revenue increases, this may turn into neutral or less beneficial fee to Naked. Given that the fee is aiming to compensate Bendon for services provided by a team of people as illustrated in the table above, potentially the growth in revenue would exceed the growth in wages. Typically, such agreements are set as "cost plus a fixed profit margin".

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However, at the time of the Proposed Transaction, it appears that the FOH Services recharge approximates the costs occurred to provide these services.

- The Independent Directors have represented that this arrangement is a temporary solution until they find a permanent solution so as not to be reliant on Bendon.
- The FOH Agreement is cancellable at the option of Naked with a notice period of three months and as such, if, at any time the Directors form a view it is not beneficial for Naked, it can be terminated.

c) Forgiveness of the Intra Group Loan of approximately NZD40.4 million in accordance with the Deed of Debt Forgiveness annexed to the Bendon Share Sale Agreement.

  - The Intra Group Loan accumulated over the years of operation is not based on any contractual agreement, nor is it interest bearing.
  - Independent Directors advised us that while at the onset of the combined operations of Naked and Bendon it was intended for the amounts loaned to the Bendon business for restructuring and operating losses would be recovered, it became clear to Naked that these amounts would not be recoverable under the (un)profitability of the Bendon operations and as such were considered to be a sunk costs.
  - The unprofitability of the Bendon business would not attract a competitive price from an external third party, with the level of indebtedness represented by the Intra Group Loans. Therefore, the directors considered it appropriate to relieve the business of this loan.

d) Repayment of the BNZ Loan:

  - The repayment of the BNZ loan is not explicitly mentioned in the Explanatory Memorandum or the Notice of Meeting, as the loan was repaid shortly after the Proposed Transaction Date. As the loan was repaid by Naked on behalf of Bendon, we have treated it as a Financial Benefit for the Buyer, in addition to the loan being effectively still on the balance sheet of Bendon as of 31 January 2021.

e) The Naked facility:

  - As part of the Proposed Transaction, Naked proposes to enter into the Facility Agreement pursuant to which it will advance to Bendon an amount of up to NZD7 million to Bendon which will be guaranteed by the Australian and New Zealand entities in the Bendon Group and secured by all-asset security over their assets, as is market practice.
  - The Company has agreed that the Naked Facility will be subordinated to a loan which Bendon will be seeking from a third-party lender, following completion of the Proposed Transaction (Senior Debt). Until such time as the Senior Debt has been obtained, the interest payable on the Naked Facility will be charged at a fixed rate of 5.0%. Following Bendon obtaining the Senior Debt, the interest rate will change to the rate that is 50 basis points higher than the rate agreed under the Senior Debt.
  - The Naked Facility is a Financial Benefit to the Buyer. It has been stated that the purpose of the Naked Facility is to provide support to the Buyer in order to ensure the business can operate and support the FOH Online Services Agreement.
  - We have included the Naked facility as a financial benefit of NZD7 million, while reduced that benefit by the expectation that the Buyer will be paying interest on the facility of 5.0% per annum and will repay the debt in year five. The reduction represents the net present value of the interest payments and principal repayment discounted at 19.0%.

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f) Profit share agreement: There is an allowance for profit sharing in case Bendon turns profitable within the next three years or executes a sale transaction of Bendon or shares in Bendon.

- In our discussions with the Independent Directors we were advised that given the current state of the business, the likelihood of proceeds from the profit share agreement may be minimal, while any upside potential would be beneficial to Shareholders.
- the Independent Directors were of the view that whilst the Bendon business has continued to underperform and miss targets they needed a mechanism to ensure that any unforeseen turnaround in general economic conditions that might (however remote) have a positive impact on the Bendon business could be shared with Naked.
- The decline in percentages reflects an acceptance that Naked should share less in any turnaround story occurring the more distant the effective date for this transaction becomes.
- The Independent Directors have chosen three years subsequent to 31 January 2021 as a fair time period in which Naked should share in futures profits of Bendon, even if this was considered to be remote.

g) Providing of a five-year loan of NZD7 million at an interest rate per annum of 50 basis points above any future to be obtained external senior debt which the Buyer and Bendon are proposing to raise. The Naked Facility will be subordinated to this senior debt.

- It has not been decided whether Bendon will obtain a bank loan or on what terms. There is no certainty whether Bendon will be in a position to repay the loan in five years either.
- For our analysis, we have assumed an interest rate at 5.0% and assumed that the loan will be repaid after five years.
- We have discounted the expected future cash flows to Naked from the loan in the form of interest and principal repayment using a discount rate of approximately 19.0%, which we assess reflects the risks associated with the business.

h) Ms Johnson's employee entitlements comprising the pay out or settle in cash of all of Ms Johnson's, accrued remuneration and share incentive entitlements.

- It is our understanding that these entitlements have been provided in full on the balance sheet of Bendon.
- Given its low materiality to the Proposed Transaction we had included the entire amount as Financial Benefit, even though the net amount may be less.
- It does not appear unreasonable to settle any employee obligations with Ms Johnson upon her exit from Naked as a key executive.

i) Costs of the Buyer up to NZD300,000 in relation to the Proposed Transaction will be paid by Naked.

- In a normal transaction scenario where a business is divested to a third party, the costs are often covered by the buyer. However, given that some of the transaction costs would have been incurred in preparation for the transaction, covering any additional costs, that the directors expect to be not material, on behalf of the Buyer does not appear unreasonable. We have included this as a financial benefit to the Buyer.

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11. Evaluation

11.1. Summary and conclusion

In our opinion the Proposed Transaction is fair and reasonable. Our evaluation is summarised below.

11.2. Fairness assessment

According to ASIC guidance RG 111, the Proposed Transaction is fair if the value of the consideration is equal to or greater than the buyer's financial benefits.

Set out in the table below is a comparison of our assessment of the fair value of Bendon and the Financial Benefits against the consideration offered by the Buyer.

Table 24: Summary of fairness assessment

Fairness assessment		Low	Mid	High
Financial Benefit to the Buyer, including:				
A. The value of the equity in Bendon (on a controlling basis)	NZD 000's	(67,400)	(64,600)	(61,800)
B. Additional Financial Benefits	NZD 000's	63,119	63,119	63,119
Total Financial Benefit to the Buyer	**NZD 000's**	**(4,281)**	**(1,481)**	**1,319**
versus:				
Consideration offered by the Buyer	**NZD**	**1.0**	**1.0**	**1.0**

Source: FTI Consulting analysis

The Consideration offered by the Buyer of NZD1.00 is within the range of our estimate of the fair value of Bendon, including the Financial Benefits to the Buyer, of between negative NZD4.3 million and positive NZD1.3 million. At the low end and mid-point the consideration offered by the Buyer exceeds the Financial Benefits offered to the Buyer by NZD4.3 million and NZD1.5 million, respectively. At the mid-point the consideration offered by the Buyer is below the Financial Benefits offered to the Buyer by NZD1.5 million.

As can be seen in Table 24, the Consideration offered by the Buyer of NZD1.00 is within the range of our estimate of the fair value of Bendon and the Financial Benefits of between negative NZD4.3 million and positive NZD1.3 million.

RG 111.11 provides that 'an offer is fair if the value of the offer price or consideration is equal to or greater than the value of the securities the subject of the offer'. RG 111.95 provides that an expert should usually give a range of values for the securities which are the subject of the offer. In our analysis of the Transaction, we are of the view that, if the value of the Consideration offered falls within the range of values of the equity subject of the offer, including the Financial Benefits to the Buyer, the offer is fair.

As the Consideration is within the range of our estimates of the fair value of Bendon and the Financial Benefits, it is our opinion that the Proposed Transaction is 'fair', to the Shareholders, as a whole.

11.3. Reasonableness assessment

In accordance with RG 111 the Proposed Transaction is reasonable if it is fair, or if despite not being fair, the overall advantages of the proposal outweigh its disadvantages to Shareholders. While we have assessed the Proposed Transaction to be fair, we have also considered the advantages and disadvantages to Shareholders of the Proposed Transaction.

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Advantages

We have identified the following significant advantages to Shareholders of the Proposed Transaction.

Table 25. Advantages

Advantages	Comments
Removes uncertainty regarding future funding requirements	The Proposed Transaction allows the Company to realise the value of Bendon immediately for a known, up-front, although negligible consideration and removes risk associated with continuing losses in light of Bendon's historical losses and the increasing migration to online retailing and a declining market for Bendon's products
The Proposed Transaction represents the highest offer, and a superior offer appears unlikely	The directors have required the agreement to be non- exclusive in order to allow for the possibility of alternative (higher) offers. The Proposed Transaction was announced to the market on 21 January 2021 and to date Naked has received no alternative offers. In 2020, the directors of Naked engaged Antipodes Consult Limited to perform market soundings for a potential sale of Bendon or its brands. That process did not result in any alternative offers. It appears unlikely that a superior offer for Bendon will emerge.
Alternatives to the Proposed Transaction	If the transaction does not proceed, the directors will need to either continue funding a business that has historically incurred significant losses in the hope that it will turn around, or liquidate the business incurring significant liquidation costs. The directors have already attempted to find buyers for the business or brands and there appears to be a low likelihood of any superior offers materialising.
The Proposed Transaction provides downside risk protection for Naked	Bendon has incurred significant losses over the last three years and has incurred NZD77.2 million in losses before tax which were funded out of Naked's cash reserves. The transaction will definitively discontinue any potential future operating losses that may or may not be incurred by Bendon. If the transaction does not complete, Naked may need to raise additional capital to fund future losses which could cause further dilution in shareholder value.
Naked will retain an economic interest in the upside	Naked will receive 30% of cumulative positive profits of the business for the first three years and/or receive 75.0% of sale proceeds if the business is sold within 12 months, 50.0% if the business is sold in 12-24 months, and 25.0% of sale proceeds if the business is sold in 24-36 months.
The transaction will allow Naked to avoid an expensive liquidation process.	The directors of Naked have considered liquidation of Bendon to stop historical losses, but liquidation has been estimated to be more costly than the Proposed Transaction. The directors previously engaged Bellingham Wallace to assess the costs of liquidation and FTI Consulting has also performed its own analysis. FTI Consulting's orderly realisation of assets analysis estimates total net costs of a liquidation to be circa NZD63.7 million to negative NZD66.3 million before disbursements and administrators' fees (or NZD23.3 million to NZD25.9 million if Intercompany Loan is treated as a non-cash item). Please see Appendix D for further details.

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Advantages	Comments
	Bendon has significant lease liabilities for its brick and mortar locations. Without the transaction, those liabilities would remain to be the responsibility of Naked.
The transaction will allow Naked management to focus on its strategic plan.	The directors and management have spent significant time, money, and effort to turnaround Bendon over multiple years. The transaction would allow directors and management to focus on its stated strategy of building a profitable online retailing business, by growing organically and through acquisitions. Naked has significant cash reserves available to execute management's strategic plan. The transaction would allow those reserves to be used for strategic investments rather than funding operations of Bendon in an ongoing turnaround plan that may not succeed.
Naked will retain the expertise of Bendon management via the FOH Services Agreement without being locked in.	The FOH agreement provides continuity of operations for Naked and FOH Online. While it is not possible to determine with precision whether the agreement is at arm's length or providing a surplus benefit to the buyer, the terms do not seem unreasonable and Naked has the ability to cancel the agreement with three months' notice if Naked wishes to find an alternative provider or any of the management teams of future acquisitions have the expertise to perform the services provided under the FOH Services Agreement.
More likely to avoid breaching NASDAQ share price minimum	The divestiture of Bendon will create more certainty in the future profitability of Naked and reduce volatility in earnings. All else being equal, the reduction in volatility in earnings should have a positive impact on share price.

Source: FTI Consulting analysis

Disadvantages

We have identified the following significant disadvantages to Shareholders of the Proposed Transaction:

Table 26. Disadvantages

Disadvantages	Comments
Shareholders forego the opportunity to participate fully in the potential upside from Bendon	Shareholders will forego the opportunity to participate in 100% of the potential upside of Bendon's future performance aside from the receipt of Exit event and the Profit share proceeds per the terms of the Proposed Transaction
The Proposed Transaction constitutes a disposal of the main undertaking of the Company	Should the Proposed Transaction proceed, the Company will dispose of its main undertaking. At that point, it will effectively become a listed shell company with substantial cash reserves. This may be inconsistent with the objectives of some Shareholders

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Disadvantages	Comments
Potential conflict of interest for the CEO of Naked	Justin Davis-Rice will be appointed CEO of Naked and will be chairman of both Naked and Bendon Bendon and FOH, Naked's remaining online retailer of lingerie, will be competitors, to a degree. Mitigating this disadvantage is the fact that the brands of Bendon and FOH target different segments of the lingerie market. Another mitigation factor is the fact that Mr. Davis-Rice will not have day to day management responsibilities for Bendon. Anna Johnson will hold the role of CEO of Bendon.
Management of FOH will no longer be employed by which this could have long term negative implications on Naked's remaining business	While Naked will retain the expertise of management through the FOH Services agreement, a number of management and employees will no longer be employees of Naked. This loss of people could have negative implications for Naked if it is unable to replace the expertise before the termination of the FOH Service Agreement.
Naked will have a smaller "footprint"	Operating efficiencies are often achieved when multiple businesses share operational costs. Naked and FOH will lose this benefit until it is able to achieve synergies with businesses acquired through its acquisition strategy. It may never achieve the same level of synergies. The remaining business, FOH reported NZD25.2 million (on an annualised basis from the 11 months actual) revenue for the year ended 31 January 2021 significantly lower than Bendon's reported revenue of NZD54.4 million. This may mean that growth opportunities would be more likely to be generated from Naked's acquisition strategy rather than organic growth of FOH Online.

Source: FTI Consulting analysis

11.4. Opinion

If the transaction does not proceed, the directors will need to either continue funding a business that has historically incurred significant losses in the hope that it will turnaround, or liquidate the business incurring significant liquidation costs. The directors have already attempted to find alternative buyers for the business or brands and there appears to be a low likelihood of any superior offers materialising.

Based on the above, we are of the opinion that there are limited alternatives to Naked and the Proposed Transaction appears to be the best alternative in absence of a superior offer for Bendon or its brands.

An individual Shareholder's decision in relation to the Proposed Transaction may be influenced by their particular circumstances. If in doubt Shareholders should consult an independent adviser, who should have regard to their individual circumstances.

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12. Limitations and disclosures

12.1.1. Qualifications

FTI Consulting is an Australian Financial Services authorised representative (No. 001269325). FTI Consulting provides a range of corporate advisory services and has advised on numerous takeovers, valuations, acquisitions and restructures.

This Report is prepared on behalf of FTI Consulting by Fiona Hansen, John-Henry Eversgerd.

Fiona Hansen is a member of Chartered Accountants Australia and New Zealand (**CAANZ**) and South African Institute of Chartered Accountants. She has the Business Valuation Specialisation accreditation from CAANZ and holds an Honours in Accounting Science and Bachelor of Commerce and a Graduate Diploma in Applied Finance and Investment (FINSIA).

John-Henry Eversgerd has a Master of Business Administration, Bachelor of Arts in Economics and Philosophy of Science, Cum Laude distinction. He holds a Chartered Financial Analyst designation from the CFA Institute and is an Accredited Senior Appraiser with the American Society of Appraisers.

Each has a significant number of years of experience in the provision of corporate financial advice, including specific advice on valuations, mergers and acquisitions, as well as the preparation of IERs.

12.2. Disclaimers

This report was not prepared for any other purpose or for use by any other person. FTI Consulting does not accept any responsibility to any person other than the Directors and Shareholders for the use of the report outside the stated purpose without the written consent of FTI Consulting. Except in accordance with the stated purpose, no extract, quote or copy of this report, in whole or in part, should be reproduced without our prior written consent, as to the form and context in which it may appear.

Approval or rejection of the Proposed Transaction are matters for individual Shareholders based on their expectations as to various factors including the value and future prospects of Bendon, the terms of the retail clothing industry, market conditions and their particular circumstances, including risk profile, liquidity preference, portfolio strategy and tax position. Shareholders should carefully consider the documents. Shareholders who are in doubt as to the action they should take in relation to the Proposed Transaction should consult their professional adviser.

12.3. Current market conditions

Our opinion is based on economic, market and other conditions prevailing at the Valuation Date. Such conditions can change significantly over relatively short periods of time. Changes in those conditions may result in any valuation or other opinion becoming quickly outdated and in need of revision. FTI Consulting reserves the right to revise any valuation or other opinion in the light of material information existing at the Valuation Date that subsequently becomes known to FTI Consulting.

The current economic environment and the retail sector in particular are significantly impacted by the global COVID-19 pandemic and resulting store closures, travel and transportation restrictions, as well as changing demand and supply patterns and consumer sentiment. The unfolding of the impact from the pandemic is still unclear, which poses additional uncertainty as to the prospective financial information.

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12.4. Currency

All references to 'NZ$', 'dollars' and NZD are references to New Zealand dollars unless stated otherwise.

12.5. Independence

Prior to accepting this engagement, FTI Consulting considered its independence with respect to the Proposed Transaction with reference to the RG 112 and APES 110 Code of ethics for professional accountants issued by the Accounting Professional and Ethics Standards Board. We have concluded that there are no conflicts of interest with respect to the Proposed Transaction.

FTI Consulting and its related entities do not have at the date of this IER any existing or previous business or professional relationships with Naked or any financial or other interest that we believe could reasonably be regarded as capable of affecting our ability to provide an unbiased opinion in relation to the Proposed Transaction.

FTI Consulting advises that its USA member firm FTI Capital Advisors, LLC (FTICA) was in January 2021 retained by Naked to provide Naked with a fairness opinion as regulated by the SEC in the USA (Fairness Opinion), since Naked is a Nasdaq listed company. Before completion of the Fairness Opinion Naked advised that an IER was required instead. As a result, the engagement was modified from an instruction to prepare a Fairness Opinion to an instruction to prepare an Australian regulated IER, and consequently, it was necessary to transition the engagement from FTICA to FTI Consulting. Accordingly, the engagement for the Fairness Opinion was not completed, no drafts of the Fairness Opinion or analysis or any communications of FTICA's opinion, methodologies or otherwise were provided to Naked.

In terms of previous engagements, during the period July to September 2019, FTI Consulting's Corporate Finance & Restructuring team was engaged by Naked to assist with its dealings with its bank and investors, in relation to a planned restructure and capital raise. No valuations or strategic advice in relation to the Proposed Transaction were provided which was not envisaged at that time. We have implemented ethical walls between the relevant teams and personnel in accordance with FTI Consulting's ethical wall procedures.

We do not consider that these engagements affect our ability to provide an unbiased opinion in relation to the Proposed Transaction or otherwise threaten or impair our independence.

FTI Consulting had no part in the formulation of the Proposed Transaction. Its only role has been the preparation of this IER.

We do not have any formal associations or relationships with any entities that are issuers of financial products. However, you should note that we might from time to time provide professional services to financial product issuers in the ordinary course of business. FTI Consulting and its related entities do not have, at the date of this IER, any business or professional relationship with the Company or any financial or other interest that could reasonably be regarded as capable of affecting its ability to provide an unbiased opinion in relation to the Proposed Transaction.

FTI Consulting has no involvement with, or interest in, the outcome of the approval of the Proposed Transaction other than that of independent expert for the preparation of this IER.

FTI Consulting is entitled to receive a fee based on commercial rates and including reimbursement of out-of-pocket expenses for the preparation of this report.

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Except for these fees, FTI Consulting will not be entitled to any other pecuniary or other benefit, whether direct or indirect, in connection with the issuing of this report. The payment of this fee is in no way contingent upon the success or failure of the Takeover Offer. FTI Consulting will receive no other benefit for the preparation of this Report.

FTI Consulting considers itself to be independent in terms of RG 112.

12.6. Consents

FTI Consulting consents to issuing this report in the form and context in which it is included in the Notice of Meeting. Apart from the report, FTI Consulting is not responsible for the contents of Notice of Meeting, or any other document or announcement associated with the Notice of Meeting.

FTI Consulting acknowledges that its report may be lodged with regulatory bodies.

12.7. Reliance on information

The statements and opinions contained in this report are given in good faith and are based upon FTI Consulting's consideration and assessment of information provided by Management.

FTI Consulting believes the information provided to be reliable, complete and not misleading, and we have no reason to believe that any material facts have been withheld. The information provided has been evaluated through analysis, inquiry and review for the purpose of forming our opinion.

The procedures adopted by FTI Consulting in forming our opinion may have involved an analysis of financial information and accounting records. This did not include verification work nor constitute an audit or review in accordance with Australian auditing and Assurance Standards and consequently does not enable us to become aware of all significant matters that might be identified in an audit or review. Accordingly, we do not express an audit or review opinion.

It was not FTI Consulting's role to undertake, and FTI Consulting has not undertaken, any commercial, technical, financial, legal, taxation or other due diligence, or other similar investigative activities in respect of the Proposed Transaction.

FTI Consulting understands that the Directors have been advised by legal, accounting and other appropriate advisors in relation to such matters, as necessary. FTI Consulting does not provide any warranty or guarantee as to the existence, extent, adequacy, effectiveness and/or completeness of any due diligence or other similar investigative activities by the directors and/or their advisors. An opinion as to whether a corporate transaction is fair and reasonable is in the nature of an overall opinion, rather than an audit or detailed investigation and it is in this context that FTI Consulting advises that it is not in a position, nor is it practical for FTI Consulting, to undertake a detailed investigation or extensive verification exercise.

It is understood that, except where noted, the accounting information provided to FTI Consulting was prepared in accordance with generally accepted accounting principles (including adoption of Australian Equivalents to International Financial Reporting Standards) and prepared in a manner consistent with the method of accounting used by Naked and Bendon in previous accounting periods.

12.8. Prospective financial information

In preparing the IER, FTI Consulting has had regard to prospective financial information in relation to Bendon (**Prospective Financial Information**). FTI Consulting understands that the Prospective Financial Information has been prepared as part of the ongoing management processes of the respective companies.

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FTI Consulting has relied upon the forecasts in preparing this report and Management remains responsible for all aspects of these forecasts. FTI Consulting has undertaken various enquiries in relation to the projected financials, including holding discussions with Management in regard to the key commercial assumptions. We have reviewed the key commercial assumptions in the context of current economic, financial and other conditions (e.g. industry, economy).

For the purposes of our IER, FTI Consulting understands and will assume that the Prospective Financial Information:

- have been prepared fairly and honestly, on a reasonable basis and is based on the best information available to the management and directors of Naked
- within the practical constraints and limitations of such information; and will not reflect any material bias, either positive or negative.

We understand that the Prospective Financial Information is based on assumptions concerning future events and market conditions and while prepared with due care and attention and the directors of Naked may consider the assumptions to be reasonable, future events and conditions are not predictable and the assumptions and outcomes are subject to significant uncertainties. Actual results are likely to vary from the Prospective Financial Information and any variation may be materially positive or negative. Accordingly, neither the Directors, Naked, nor FTI Consulting guarantees that the Prospective Financial Information or any other prospective statement contained in the IER or otherwise relied upon will be achieved.

FTI Consulting has not been engaged to undertake an independent review of the Prospective Financial Information in accordance with Australian Auditing Standards and has not undertaken such a review. However, in order to disclose and to rely on the Prospective Financial Information in the IER, FTI Consulting is required to satisfy itself that the Prospective Financial Information has a reasonable basis.

Set out below are some of the factors that support a conclusion that the Prospective Financial Information has a reasonable basis:

- A material portion of the Prospective Financial Information incorporates established trends in the businesses and current arrangements in place, for example:
    - Prospective Financial Information largely reflects management best assessment for the business and its operations, sales and profitability, in the current economic environment, in the midst of the impacts of COVID-19
    - Prospective Financial Information reflects trends similar to industry commentary and opinion.
- Prospective Financial Information is not based on business models that have yet to be proven and/or anticipated arrangements with customers, suppliers, or other parties that have yet to be confirmed.
- the reporting and budgeting processes of the directors of Naked have been in place for some time and involve regular reporting of actual performance to budget variances, management follow up, input from senior management and that process itself is under continuous review.
- Prospective Financial Information has been endorsed by the management and directors of Naked, however, the Directors are of the view that the low scenario forecasts are the most reliable.
- Prospective Financial Information makes appropriate allowance for known contingencies.

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- To ascertain the above, FTI Consulting:
  - obtained details of the Prospective Financial Information and the process by which this information was prepared;
  - determined the composition of the Prospective Financial Information;
  - held discussions with Management of Naked regarding the basis on which the Prospective Financial Information was formulated and where possible on a "desktop" level, undertaking evaluation of such information, by reference to past trading performance, available evidence and/or other documentation provided;
  - reviewed any assumed growth over historical earnings, determining the source of growth, e.g. sales growth, gross margins, operating costs and abnormal expenses;
  - enquired if the Prospective Financial Information is adopted by the directors of Naked;
  - investigated previous forecasting history and experience;
  - reviewed the most recently available monthly management accounts; and
  - considered the relevant industry trends and the position adopted by directors of Naked and as reflected in the financial models.

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Appendix A: Glossary of terms

Term	Definition
ABG	ABG-Frederick's of Hollywood LLC
the Act	The Corporations Act *Cth* 2001
AFCA	Australian Financial Complaints Authority
AFS	Australian Financial Services
Allunga	Allunga Capital
Antipodes	Antipodes Private Investment Bank
APES 225	Accounting Professional & Ethical Standard Board Limited professional standard 225 Valuation services
ASIC	Australian Securities and Investments Commission
Bendon	Bendon Limited
Bendon Group	Bendon Limited and its controlled entities including: a) Bendon Retail Limited b) Bendon Holdings Ltd c) Bendon UK Limited d) Bendon US Incorporated e) Bendon Holdings Pty Limited f) Bendon Retail Pty Limited g) Bendon Intimates Pty Limited h) PS Holdings No 1 Pty Limited i) Pleasure State Unit Trust j) Pleasure State Pty Limited k) Pleasure State (HK) Limited
BNZ	Bank of New Zealand
Buyer	The group comprised of existing management of Naked Brand Group including Mr Davis-Rice and Ms Johnson planning to buy Bendon from Naked
CAANZ	Chartered Accountants Australia and New Zealand
CAPM	Capital Asset Pricing Model
CFME	Capitalisation of future maintainable earnings
COGS	Cost of goods sold
Company	Naked Brand Group Limited
Comparable Trading Multiples	Implied multiples from comparable companies trading on a listed exchange
Comparable Transactions	Implied multiples from recent transactions involving comparable companies
Consideration	The consideration payable by the buyer is NZD1.00 plus a cash adjustment based on the target inventory amount of NZD18.2 million along with a true up adjustment for estimated Net Cash/ (Debt) and Working Capital as at the Effective Date
CPI	Consumer price inflation
DCF	Discounted cash flow
Effective Date	1 February 2021

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Financial Benefits	The consideration offered by the Buyer for 100% of the shares in Bendon Limited. The financial benefits of the Proposed Transaction are: a) Agreement to buy and sell Bendon b) Consideration c) FOH Service Agreement d) Forgiveness of the Intra Group Loans e) Naked Facility f) Ms Johnson's employee entitlements g) Costs h) Exit event proceeds i) Profit share j) Warranties and indemnities k) Guarantee
FINSIA	Financial Services Institute of Australasia
FLP	Funding or Lending Programme
FOH Online	FOH Online Corp.
FOH	Frederick's of Hollywood
FOH Service Agreement	The management services agreement entered into by FOH Online with Bendon pursuant to which Bendon will provide the management services to FOH Online
FSG	Financial Services Guide
FTI Consulting	FTI Consulting (Australia) Pty Limited
FTICA	FTI Capital Advisors, LLC
GDP	Gross domestic product
IER	Independent expert's report
Industry	The lingerie store industry
Intra Group Loans	Inter-company debt owed by Bendon group entities to Naked
Management	Naked Brand Group Limited's management
Mr Davis-Rice	The Chairman of Naked, Justin David-Rice
MRP	Market risk premium
Ms Johnson	The CEO of Bendon, Anna Johnson
NA	Net assets methodology
Naked	Naked Brand Group Limited
Naked Facility	A five-year loan of NZD7.0 million provided to Bendon by Naked
Notice of Meeting	The notice sent to Naked's Shareholders by the directors ahead of the general meeting where the shareholders will vote on the Proposed Transaction
NZ Industry	the New Zealand apparel retail industry
OCR	Official cash rate
PGR	The PAS Group Limited
Proposed Transaction	To divest Bendon Limited to a group composed of existing management of Naked Brand Group Limited including Mr Davis-Rice and Ms Johnson
Prospective Financial Information	Prospective financial information in relation to Bendon

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PTA	Policy Targets Agreement
QMP	Quoted market price
RBA	Reserve Bank of Australia
RBNZ	Reserve Bank of New Zealand
RG 111	ASIC Regulatory Guide 111 *Content of expert report*
RG 112	ASIC Regulatory Guide 112 *Independence of experts*
RG 76	ASIC Regulatory Guide 76 *Related party transactions*
Senior Debt	Potential external loan to be sought by Bendon from a major New Zealand based lender
Shareholders	Naked Brand Group Limited's non-associated shareholders
Term Sheet	The non-binding and non-exclusive terms sheet that Naked has signed to divest itself of Bendon Group to the Buyer

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Appendix B: Source of information

We have used the following information in the preparation of this report:

	Document
1	Bendon 31 Jan 2019 - Financial statements
2	Bendon Group Accounts January 2018, January 2019
3	Management Reports January 2018 and 2019
4	Monthly Management Accounts Jan 2020 to December 2020
6	Naked Brand Group Limited – Statutory Financial Statements 31 Jan 2020
7	Naked Brand - 31 July 2020 Half Year Accounts
8	Naked Group FY22 Budget
9	Antipodes Report - 26 November 2020
10	Allunga Report
11	Balance Sheet Forecast.xlsx
12	Board presentations in relation to the Proposed Transactions and strategic reviews on the business
13	Details on FOH Online costs allocations
14	Schedule of lease liabilities
15	Draft Notice of Meeting
16	Draft FOH Services Agreement
17	Draft Naked Term Sheet
18	FOH Budget FY22
19	NBGL - income tax advice
20	Draft deed of Forgiveness of Debt
21	Company website for Naked and the comparable companies
22	Publicly available information on comparable companies and market transactions published by ASIC, Thompson research, S&P Capital IQ, Connect 4, IBISWorld industry reports and Mergermarket
23	Annual reports and corporate presentations for comparable companies
24	Other publicly available information, media releases and brokers reports
25	Discussions with the Independent Directors and finance management of Naked including: Independent Directors - Simon Tripp, Andrew Shape and Kelvin Fitzalan, CFO – Cheryl Durose, CEO – Anna Johnson, Chairman – Justin Davis-Rice

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Appendix C: Valuation methodologies

The valuation methods used for the valuation of a business are summarised below:

Overview

RG 111 proposes that it is generally appropriate for an expert to consider using the following methodologies:

- the DCF method and the estimated fair market value of any surplus assets
- the CFME method, capitalising the estimated future maintainable earnings or cash flows, using an appropriate earnings' multiple, and adding any surplus assets
- the NA Method, being the amount available for distribution to security holders on an orderly realisation of assets
- the QMP method for the listed securities when there is a liquid and active market
- any recent genuine offers received by the target for any business units or assets as a basis for the valuation of those business units or assets.

Each of the methodologies are discussed in the following paragraphs.

Discounted Cash Flow Method

The DCF method assesses the value of a business by forecasting its future cash flows and then discounting them back to their present value at the valuation date by applying an appropriate discount rate.

The discount rate applied is generally based on the opportunity cost of capital to the investor, reflecting the return that an investor expects to obtain from investments with equivalent risks. The discount rate reflects the time value of money and the risk profile of the cash flow stream being valued.

Where the business (or asset) being valued is assumed to have an infinite life, a terminal value may be incorporated in the DCF, reflecting the future value of a business at the end of the period for which cash flows are projected. The terminal value is estimated at a future point in time where cash flows are expected to be stable going forward and is based on an assumed future growth rate.

The DCF method is appropriate in circumstances where the business has a short history of stable earnings (for example, those in the start-up or growth stages).

Capitalisation of Earnings Method

The CFME is commonly applied when valuing businesses where a future 'maintainable' earnings can be estimated with a level of confidence. Generally, this applies in circumstances where the business is relatively mature, has a proven track record and expectations of future profitability and has relatively steady growth prospects. Such a methodology is generally not applicable when a business is in start-up phase, has a finite life, is loss making or is likely to experience a significant change in growth prospects and risks in the future.

Capitalisation multiples can be applied to either estimates of future maintainable operating cash flows, earnings before interest, tax, depreciation and amortisation, EBIT, or net profit after tax. The maintainable earnings are based on forecast results, adjusted for any abnormal or non-recurring items. Historical results can be used as an approximation or estimate of future earnings but may require adjustments.

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FTI CONSULTING

The appropriate capitalisation rate (or multiple) to be applied to maintainable earnings is usually derived from the stock market trading in shares in comparable companies which provide some guidance as to the value and from transactions involving comparable companies or from initial public offerings of potentially comparable companies.

The multiple should reflect the business outlook including future growth prospects, risks faced by the business, the industry's outlook and expectations, investor expectations and other factors. Multiples derived from these sources need to be reviewed and analysed in the context of the differing profiles and growth prospects between the company being valued and the comparable companies considered. When valuing controlling interests in a company, an adjustment is required to incorporate a control premium. The earnings from any surplus assets or non-trading assets are to be excluded from the estimate of future maintainable earnings and the value of such assets is determined separately and added to the enterprise value in order to determine the total value of the company before debt.

The CFME method assumes that the most reliable estimate of a company's value is the observed price for transfers of similar businesses and assets.

Net Assets Method

NA Methods are applicable in circumstances where neither the DCF nor CFME are appropriate. The NA Methods can be applied when the entity is no longer a going concern, or the orderly realisation of assets and distribution of proceeds is proposed. Using this method, the value of the net assets of the company are adjusted for the time, cost and taxation in realising the assets of the company.

The NA Methods estimate the value of a business by reference to the realisable value of its assets. There are multiple bases for estimating the realisable value of the assets, including based on an orderly realisation, a liquidation (or fire sale), or on a going concern basis.

The NA Methods ignore the possibility that the value of the business may exceed the value of its assets, since the NA Method ignore intangible assets (licences, domain names, customer/subscriber lists), the prospects of the business and its industry, and the performance of its management.

There are three potential assumptions on which asset-based valuations can be undertaken. They are that a company is:

- a going concern
- undertaking an orderly realisation of its assets
- undertaking a "fire sale" of its assets since it is in financial distress.

Generally, the lowest asset values are derived from a "fire sale" assumption, while the highest asset values are derived from a "going concern" assumption.

The assumption chosen is critical, as it impacts each of the following estimates required under the asset-based approach:

- the value attributed to assets of the company
- liabilities payable by the company
- the costs of undertaking any realisation or sale process.

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When valuing a company using an Assets Method, and it can be assumed that the company is a going concern, the value of the issued shares in the company is based on:

- the market value attributed to assets of the company if it is a going concern; less
- the market value of liabilities of the company if it is a going concern.

A going concern assumption implies that a company will continue to trade, albeit generating insufficient returns to investors in at least the short to medium term, and that no realisation of assets will occur.

The carrying value of an asset or liability is generally taken to be representative of its market value under this assumption. However, there may be situations where the market value of an asset exceeds its carrying value, such as when:

- an independent valuation of a freehold property or a specialised item of plant and equipment is available; or
- investments in shares of listed companies are carried at cost, rather than being "marked to market" on a regular basis.

In cases where a market value greater than carrying value is adopted for the valuation for a capital growth asset such as a freehold property or an investment in shares, allowance for income tax should also be made in the valuation. This allowance would be based on the tax payable if the asset was sold at the valuation date for its market value.

There may also be situations where it is appropriate to eliminate the carrying value of goodwill and any identifiable intangible assets, on the basis that the company is deriving insufficient earnings or cash flows to justify any premium in value over net tangible assets.

- If a company is considered to be a going concern, no realisation of assets is necessary, so no allowance for realisation costs is made.

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Appendix D: Net Asset Value Method

Liquidation (under an orderly realisation of assets) Valuation

Asset Sale alternative

It is FTI Consulting's opinion that the value of Bendon Limited (Bendon) under an orderly realisation of assets alternative is in the range of negative NZD63.7 million to negative NZD66.3 million before disbursements and administrators' fees.

Overview

We have used Bendon's management accounts taking into account Bendon's current financial position to calculate the book value of the total assets as at 31 January 2021.

We adjusted the book values to reflect their estimated realisable values assuming their realisation on a piecemeal, asset by asset basis. This assessment of realisable values was drawn from FTI Consulting professionals with extensive experience in conducting external administrations, and specifically voluntary administrations and liquidations. The assessment of the realisable values of the assets was performed over assumed low (assets realised, and liabilities settled over a period of three months) and high (assets realised, and liabilities settled over a period of six months) scenarios.

We have relied upon information provided by Management from 8 February 2021 to 22 February 2021 including Microsoft Excel management accounts and supporting schedules, PDF documents and email correspondence. FTI Consulting has had limited access to Management and assumed information provided by Management is factually accurate. We have also relied upon Management's verbal and written representations.

We note, Bendon's management accounts are prepared on a Going Concern basis, and as such do not include additional creditor claims that would need to be considered in an ordinary realisation of assets scenarios, such as break fees and contract termination costs and charges which may be provable by creditors in a liquidation. We have not, however, made any adjustments for the costs and disbursements which would be required to be incurred by any Voluntary Administrator / Liquidator as part of a realisation process, due to the inability to estimate these costs with any certainty based on the information currently available.

Our analysis and assumptions supporting our valuation under an ordinary realisation of assets scenario are provided in the following section.

Our analysis and assumptions

The net asset position of the Group under the ordinary realisation of assets scenario was calculated as follows:

Net Assets = Total Assets – Total Liabilities

The net asset position is the amount of funds (if any) which would be available for distribution to shareholders should Bendon cease operations at the Valuation Date, realise all assets and apply the proceeds to extinguish its liabilities. A deficiency of net assets would indicate that there are insufficient funds from realisations to extinguish all liabilities. In the circumstance where Bendon's liabilities exceed Bendon's assets, there would not be a return to shareholders under an Asset Sale alternative.

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To estimate realisable values under both low and high side scenarios, we conducted a qualitative review of Bendon's balance sheet and depreciation schedules to determine the nature and extent of the assets, both tangible and intangible which would be available for realisation under liquidation as at the Valuation Date.

Costs of realisation may include, but not be limited to the costs and disbursements of a Voluntary Administration / Liquidation process, legal fees which may be required to be incurred by an insolvency practitioner in the realisation process, store holdings costs (whilst asset sale options are explored), asset valuation fees and costs, sales agent's commissions and marketing expenses. Based on FTI Consulting's experience conducting voluntary administrations and liquidations of retail businesses, a reasonable and indicative range for estimated administrator / liquidator fees is NZD1.5 million to NZD3.0 million for low and high scenarios respectively.

We consider the asset realisation values reflected below to be conservative (i.e. erring on the high side) as they have been calculated on a gross basis, and do not include the costs of realisation, which once applied would result in a lower net asset realisation value.

Valuation Analysis (with reference to the Pre-Proposed Transaction pro-forma balance sheet)

FTI Consulting's estimation of the orderly wind down value of Bendon under the Asset Sale alternative is summarised in Table 27 below. The specific assumptions we have adopted with regards to each category of assets and liabilities are also summarised below.

Table 27: Summary: Estimated Realisable Value Pre-Proposed Transaction

		Bendon	Estimated Realisable Value	
NZD$000's	Notes	31-Jan-2021	Low	High
Cash	1	38	38	38
Inventory	2	13,436	10,385	10,906
Debtors	3	1,775	1,694	1,694
Intercompany	4	(40,351)	(40,351)	(40,351)
Other Current Assets	5	5,938	2,379	2,379
Current Assets		**(19,164)**	**(25,855)**	**(25,334)**
Fixed Assets	6	3,101	-	-
Intangibles	7	2,866	-	-
Non-Current Assets		**5,967**	-	-
Total Assets		**(13,197)**	**(25,855)**	**(25,334)**
Creditors	8	3,136	3,029	3,029
Other Current Liabilities	9	7,666	4,792	4,792
Total Current Liabilities		**10,803**	**7,821**	**7,821**
Provisions	10	2,082	1,829	1,683
Lease Liability	11	-	16,295	14,386
BNZ Loan	12	14,500	14,500	14,500
Total Liabilities		**27,384**	**40,445**	**38,390**
Net Equity		**(40,581)**	**(66,300)**	**(63,723)**

Source: Bendon's Management accounts as at 31 January 2021, FTI Consulting analysis

Summary of Assumptions

Notes

1. Cash: We have assumed all cash held by Bendon to be fully realisable, with no known offsetting creditor positions held by financial institutions.
2. Inventory: Predominantly comprises finished goods on hand being underwear, sleepwear, swimwear, homewares and accessories. Balance of NZD13.4 million at 31 January 2021 comprised

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NZD12.2 million stock on hand, NZD1.7 million goods in transit and NZD500k net of provisions. We have incorporated impairment provisions as confirmed by Management and excluded the value of Fredericks of Hollywood stock on hand given exclusion from the Proposed Transaction. We have assumed all inventory aged less than 12 months is realised at carrying value, with inventory aged older than 12 months realised at 50.0% discount to carrying value under both low and high side scenarios. We have assumed an additional 50.0% realisation discount on inventory aged greater than 6 months under the low side scenario.

The low scenario (3-month timeframe) assumes Bendon would cease trading quickly and inventory would attract heavier discounting through the store network and/or other channels to clear the stock. The high scenario assumes the store network is progressively closed while attempting to maximise sale proceeds from existing inventory held in stores over a 6-month timeframe. Realisation estimates are based on FTI Consulting's professionals extensive experience in conducting voluntary administrations and liquidations of retail businesses.

3. Debtors: We have assumed the following recoveries under both low and high side scenarios: 90.0% recovery for current receivables, 75.0% recovery for receivables overdue by 1-30 days, 60.0% recovery for receivables overdue 31-60 days. We have assumed nil recovery of receivables aged 60 days or more. Our recovery assumptions are based on FTI Consulting's professionals extensive experience in conducting voluntary administrations and liquidations of retails businesses.
4. Intercompany Loans: Assumed intercompany loan amount provable under an orderly realisation scenarios. We have received this balance from management and do not have sufficient information to confirm it.
5. Other Current Assets: Other current assets comprise prepaid insurance, rents, stock with vendors, and cash from store sales. It is assumed that reimbursements for insurance and rent prepayments will be difficult to obtain and therefore have been adjusted to nil. Cash from store sales as at 31 January 2021 is assumed to be fully realisable under both low and high scenarios.
   We have assumed realisation of prepaid stock at a discount of 50.0% (under low and high scenarios) to allow for potential set-off by vendors owed amounts for unpaid stock already in possession of Bendon. In our experience conducting voluntary administrations and liquidations of retails businesses, stock vendors are likely to attempt to exercise possible rights of set-off.
6. Fixed Assets: Bendon's fixed assets predominantly comprise leasehold improvements across its retail and outlet store portfolio. Assumed realisable value of nil given i) shop fit outs would likely be forfeited under the various leases; and ii) the costs of removing, recovering and realising these assets would typically outweigh the proceeds of any realisations under both low and high side scenarios.
7. Intangibles: We understand from discussions with Management and the Board that limited interest has been expressed to date in Bendon's business. Therefore, we have assumed a nil realisable value in the conduct of a piecemeal orderly realisation.
8. Creditors: Comprises all trade and other creditor amounts assumed to be paid during an ordinary wind down period of three (low) to six (high) months.
9. Other Current Liabilities: Comprises sundry accruals (freight and pick & pack accrual, audit fee accrual, and outstanding tax returns), lease contributions (various arrangements with landlords incorporating cash contributions, rent free periods, and landlord contributions, and fit-out claims), and employee provisions. It is assumed sundry accrual amounts are provable in a liquidation. Lease contributions have been included under lease liabilities at note 12 below.

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Employee provisions are adjusted to account for employee entitlements that would arise under a low and high orderly realisation scenario.

10. Provisions: Comprises make good provisions for retail stores across the store portfolio. We have assumed make good provisions would be included in any landlord claims under an Asset Sale alternative.
11. Lease Liabilities: Bendon's balance sheet did not include a liability for unexpired leases. We have assessed the lease liability as at 31 January 2021 and reviewed lease documentation provided by management. We have adjusted the potential liability for unexpired leases owed to landlords to account for assumed continual monthly rent payments during a low (three-month wind down) and high (six-month wind down) orderly realisation scenario. Given the current COVID-19 environment, it is assumed there is limited ability to mitigate this liability through negotiation with landlords or identification of alternate tenants.
12. Loan: Relates to a fully drawn debt facility totalling NZD14.5 million held with Bank of New Zealand (BNZ) as at 31 January 2020. We note, the BNZ facility was repaid in full on 9 February 2021.

Valuation Analysis (with reference to the Post-Transaction pro-forma balance sheet)

We have also performed a similar Post-Transaction orderly realisation of assets analysis as summarised in Table 28: Summary: Estimated Realisable Value Post Proposed Transaction below.

Table 28: Summary: Estimated Realisable Value Post Proposed Transaction

		Bendon	Estimated Realisable Value	
NZD$000's	**Notes**	**31-Jan-2021**	**Low**	**High**
Cash	1	11,838	11,838	11,838
Inventory	2	13,436	10,385	10,906
Debtors	3	1,775	1,694	1,694
Intercompany	4	-	-	-
Other Current Assets	5	5,938	2,379	2,379
Current Assets		**32,987**	**26,296**	**26,817**
Fixed Assets	6	3,101	-	-
Intangibles	7	2,866	-	-
Non-Current Assets		**5,967**	-	-
Total Assets		**38,954**	**26,296**	**26,817**
Creditors	8	3,136	3,029	3,029
Other Current Liabilities	9	7,666	4,792	4,792
Total Current Liabilities		**10,803**	**7,821**	**7,821**
Provisions	10	2,082	1,829	1,683
Lease Liability	11	-	16,295	14,386
Loan	12	7,000	7,000	7,000
Total Liabilities		**19,884**	**32,945**	**30,890**
Net Equity		**19,010**	**(6,649)**	**(4,073)**

Source: Bendon management accounts as at 31 January 2021, obtained from Table 14 in Section 7.5.

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Summary of Assumptions

Notes

1. Cash: Cash balance of NZD11.8 million includes cash proceeds from the loan from Naked and cash payment for inventory deficiency (elements of the Financial Benefits provided in the Proposed Transaction) as shown in the Post Transaction pro-forma balance sheet in Table 14 in Section 7.5.
2. See note 2 in Table 27.
3. See note 3 in Table 27.
4. Intercompany Loans: Intercompany loan amount forgiven by Naked (element of the Financial Benefits provided in the Proposed Transaction) as shown in the Post Transaction pro-forma balance sheet per Table 14 in Section 7.5.
5. See note 5 in Table 27.
6. See note 6 in Table 27.
7. See note 7 in Table 27.
8. See note 8 in Table 27.
9. See note 9 in Table 27.
10. See note 10 in Table 27.
11. See note 11 in Table 27.
12. Loan: Relates to the new NZD7.0 million loan from Naked to Bendon (element of the Financial Benefits provided in the Proposed Transaction).

Conclusion

Having completed a detailed review of Bendon's management accounts, various supporting information, and discussions with Management, we have ascertained the asset and liability position, and subsequently adjusted these balances for a theoretical orderly realisation of assets alternative.

Our analysis in Table 27 and Table 28 indicates that there is a deficiency of net assets (the cost to settle liabilities are higher than the money received from selling assets) under an orderly realisation of assets alternative.

Bendon's Pre-Transaction pro-forma Balance Sheet as at 31 January 2021 reflects a net assets deficiency of NZD40.0 million and its Post-Transaction proforma Balance Sheet reflects a positive NZD19.0 million balance. Based on the adjustments we have made as part of our analysis, we have estimated that in an orderly liquidation of assets scenario pre-transaction, there would be a shortfall to creditors in the range of NZD63.7 million to NZD66.3 million. We have also estimated that in an orderly liquidation of assets scenario post-Proposed Transaction, there would be a shortfall to creditors in the range of NZD4.1 million to NZD6.6 million.

In the orderly realisation of assets alternative, where there is such a significant shortfall to creditors, it is our opinion that there would be no strong likelihood of any return to shareholders.

It is FTI Consulting's opinion that the liquidation value of Bendon Limited under an Asset Sale alternative pre-transaction is in the range of negative NZD63.7 million to negative NZD66.3 million and in the range of negative NZD4.1 million to NZD6.6 million post transaction before disbursements and administrators' fees.

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Appendix E: Comparable Companies - Description

No.	Company Name	Ticker	Business Description
1	Aeffe S.p.A.	BIT:AEF	Aeffe S.p.A., together with its subsidiaries, designs, produces, and distributes fashion and luxury goods in Italy, rest of Europe, the United States, Asia, and Internationally. It operates in two segments, Prêt-a-Porter, and Footwear and Leather Goods. The Prêt-a-Porter segment designs, produces, and distributes luxury prêt-a-porter garments and lingerie, beachwear, loungewear, underwear, and swimwear for men and women under its own-label brands, which include Alberta Ferretti, Philosophy, Moschino, Boutique Moschino, and Love Moschino, as well as brands licensed from other companies, such as Blugirl Folies, Cedric Charlier, and Jeremy Scott. This segment distributes its products through retail and wholesale channels. The Footwear and Leather Goods segment designs, produces, and distributes footwear, small leather goods, bags, and matching accessories under the Pollini brand. This segment also grants licenses to other companies to manufacture Pollini branded products comprising umbrellas, scarves, and ties. The company also licenses the production and distribution of other accessories and products, including perfumes, junior and children's lines, watches, sunglasses, and other products. Aeffe S.p.A. was founded in 1972 and is headquartered in San Giovanni in Marignano, Italy.
2	Cosmo Lady (China) Holdings Company Limited	SEHK:2298	Cosmo Lady (China) Holdings Company Limited, an investment holding company, engages in the design, research, development, and sale of branded intimate wear products in the People's Republic of China. It offers bras, underpants, sleepwear and loungewear, and thermal clothes, as well as other products, such as leggings and tights, vests, hosiery, and accessories under the Cosmo Lady, Cosmo Elegance, Cosmo Blossom, Cosmo Esquire, Secret of City Beauty, Freeday, Rubii, Ilsée, Ordifen, and Ordifen+ brands. The company also provides corporate consulting services. As of December 31, 2019, it operated a network of 5,970 stores, including 1,269 self-managed stores, and 4,701 franchised stores. The company was founded in 1998 and is headquartered in Dongguan, China.
3	Top Form International Limited	SEHK:333	Top Form International Limited, an investment holding company, designs, manufactures, and distributes ladies' intimate apparel. The company offers brassieres and ladies' underwear, as well as seamless products. It is also involved in the molding and laminating, and property holding and property investment businesses; and provision of consultancy services in relation to ladies intimate apparel and accessories. The company operates in Hong Kong, the United States, Belgium, the Netherlands, Spain, France, Sri Lanka, Canada, the People's Republic of China, Germany, Italy, Mexico, and internationally. Top Form International Limited was founded in 1963 and is headquartered in Kowloon, Hong Kong.
4	Mosaic Brands Limited	ASX:MOZ	Mosaic Brands Limited engages in the retail of women's apparel and accessories in Australia and New Zealand. It operates through Fashion Retail, and Multi-Channel Retail segments. It sells its products under the Millers, Rockmans, Noni B, Rivers, Katies, Autograph, W. Lane, Crossroads, and Beme brand names. As of June 30, 2020, the company operated 1,333 stores. The company was formerly known as Noni B Limited and changed its name to Mosaic Brands Limited in November 2019. Mosaic Brands Limited was founded in 1977 and is based in Rosebery, Australia.
5	J.Jill, Inc.	NYSE:JILL	J.Jill, Inc. operates as an omnichannel retailer for women's apparel under the J.Jill brand name in the United States. The company offers knit and woven tops, bottoms, and dresses, as well as sweaters and outerwear; footwear; and accessories, including scarves, jewelry, and hosiery. The company markets its products through retail stores, Website, and catalogs. As of June 15, 2020, it operated approximately 280 stores. The company was founded in 1959 and is headquartered in Quincy, Massachusetts.

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No.	Company Name	Ticker	Business Description
6	Esprit Holdings Limited	SEHK:330	Esprit Holdings Limited, an investment holding company, engages in the retail and wholesale distribution, and licensing of fashion and non-apparel products. The company offers apparels, bodywear, accessories, homewares, lifestyle, and other products for women, men, and kids under the Esprit and etc brand names. It is also involved in the provision of financial services; and property investment activities. The company operates in Germany, Rest of Europe, the United States, and the Asia Pacific through retail stores, wholesale partners, and online platform. Esprit Holdings Limited was founded in 1968 and is headquartered in Ratingen, Germany
7	Fashion Bel Air S.A.	ENXTPA:ALFBA	Fashion Bel Air S.A. provides fashion products for women in France. It offers pants, jeans, tops, T-shirts, dresses and combinations, skirts, shorts, accessories, coats, jackets, sweaters, vests, shirts, kimonos, jumpsuits, blouses, and sweats. The company provides its products through 12 boutiques and points of sales, as well as through its Website, Belair-Paris.fr. Fashion Bel Air S.A. is headquartered in Paris, France.
8	YGM Trading Limited	SEHK:375	YGM Trading Limited, an investment holding company, engages in the wholesale and retail of garments and accessories in Hong Kong, the People's Republic of China, Taiwan, the United Kingdom, and internationally. It operates through four segments: Sales of Garments; Licensing of Trademarks; Printing and Related Services; and Property Rental. The company offers various men's and ladies' wear products, such as shirts, blouses, trousers and casual pants, blousons, polo shirts, T-shirts, etc.; bags; golf and ski wears; perfume, watches, eyewear, leather goods, and home fashion products; and suits and casual wears. It is also involved in the managing and licensing trademarks; investment and leasing of properties; provision of security and general business printing services; trading of printing products; and development of authentication and electronic forgery detection solutions. The company offers its products primarily under the Ashworth, Black Clover, Guy Laroche, Harmont & Blaine, MICHEL RENÉ, Save My Bag, Tommy Bahama, and J.Lindeberg brands. It serves customers through a distribution network of 86 points of sales in Hong Kong, Macau, Mainland China, Taiwan, and Paris. The company was founded in 1949 and is based in San Po Kong, Hong Kong.
9	Kimuratan Corporation	TSE:8107	Kimuratan Corporation plans, produces, and sells baby and children's clothing in Japan. The company offers its products under the n.o.u.s, Love, Coeur a Coeur, Piccolo, Biquette Club, La Chaive, Lily ivory, dolcina, Bobson, and Biquette brands. It is also involved in the store management and childcare management operations. The company was founded in 1925 and is headquartered in Kobe, Japan.

Source: S&P Capital IQ

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Appendix F: Comparable Transactions - Description

No.	Closed Date	Target/ Issuer Name	Buyer/ Investor Name	Business Description of the Target
1	18-Oct-20	R.M. Williams Proprietary Limited	Tattarang Pty Ltd	R.M. Williams Proprietary Limited, together with its subsidiaries, engages in the manufacture and sale of footwear, clothing, and accessories for men and women in Australia and internationally. It offers footwear products, such as boots, shoes, sneakers, shoe polishes, brushes, leather conditioners, and cleaners; clothing products, including shirts, polos, t-shirts, jumpers and knitwear, rugbys, jackets and vests, jeans, shorts, trousers, skirts, and dresses; and accessories, such as belts, bags, wallets, socks, hats and caps, and maker kits, as well as gift cards, books, and gifts. The company also engages in publishing magazines under the R.M. Williams OUTBACK name and associated titles, and other publications. It distributes and sells products through retail stores and online stores.
2	14-Aug-20	Bossini International Holdings Limited	Viva China Holdings Limited	Bossini International Holdings Limited, an investment holding company, engages in the retail, distribution, and wholesale of garments. It offers casual wear apparel products, including men's, ladies', and kids' wear. As of June 30, 2020, the company operated 209 directly managed stores in Hong Kong and Macau, Mainland China, and Singapore; and 773 export franchised stores in Southeast Asia, the Middle East, Europe, and Central America. It is also involved in property holding and letting activities, as well as licensing trademarks.
3	21-Jul-20	Bossini International Holdings Limited	Viva China Holdings Limited	Bossini International Holdings Limited, an investment holding company, engages in the retail, distribution, and wholesale of garments. It offers casual wear apparel products, including men's, ladies', and kids' wear. As of June 30, 2020, the company operated 209 directly managed stores in Hong Kong and Macau, Mainland China, and Singapore; and 773 export franchised stores in Southeast Asia, the Middle East, Europe, and Central America. It is also involved in property holding and letting activities, as well as licensing trademarks.
4	3-Apr-20	Assets of Harris Scarfe Australia Pty Ltd.	Spotlight Group Holdings Pty Ltd	Harris Scarfe Australia Pty Ltd. operates retail stores in the metro and regional areas of South Australia, Victoria, Tasmania, New South Wales, Western Australia, ACT, and Queensland. It sells clothing, bras, underwear, sleepwear, footwear, and bags and accessories for women; clothing, business clothing, clothing accessories, footwear, and underwear and sleepwear for men; baby and pre-walker clothing, toddler girl's clothing, toddler boy's clothing, and footwear and homewares for kids; and active wear and sporting footwear for men and women. The company also offers bedding, Manchester/bed linen, towels and bathroom, home decor, and storage products, as well as curtains; linen care, personal care, heating and cooling, audio visual, and radio products, as well as kitchen appliances and vacuums; kitchen and dining products, including cookware, bakeware, kitchen accessories and food prep, dinnerware, cutlery, glassware, napery, and cook books; and travel and outdoor products, which include camping and leisure, luggage, and travel accessories. It also retails its products online.
5	31-Oct-19	Rip Curl Group Pty Ltd	Barrel Wave Holdings Pty Ltd	Rip Curl Group Pty Ltd manufactures surfing wetsuits for men, women, and kids in Australia and internationally. The company offers clothing, including tops, shorts, jumpers, jackets, bottoms, headwear, swimwear, skirts, dresses, rompers, and accessories; equipment, such as bags, wallets, towels, and surf hardware; wetsuits that comprise steamers, spring suits, jackets, rash vests, accessories, peaks, and wakeboard vests; surf and style watches; and snow gear products, surfboards, footwear, and sunglasses. It is also involved in the wholesale and retail of surf and snow apparel, wetsuits, watches, footwear, and accessories; operation of multi

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No.	Closed Date	Target/ Issuer Name	Buyer/ Investor Name	Business Description of the Target
				brand retail stores; and licensing of Rip Curl Group trademarks. In addition, the company sells its products online.
6	12-Aug-10	Catch Group Holdings Limited	Wesfarmers Limited	Catch Group Holdings Limited, together with its subsidiaries, primarily engages in online retail and e-commerce business activities in Australia. The company operates through two segments, In-Stock and Marketplace. It operates as an online retailer of goods and services; and manages online marketplaces, as well as acts as a Web-based intermediary between independent businesses and customers.
7	4-May-18	Wolford Aktiengesellschaft	Fosun Industrial Holdings Limited	Wolford Aktiengesellschaft produces and markets legwear, ready-to-wear garments, lingerie, beachwear, and accessories in Austria, Germany, France, rest of Europe, North America, Rest of Europe, and Asia/Oceania.
8	9-Aor-18	Billabong International Limited	Boardriders.Inc.	Billabong International Limited engages in the marketing, distribution, wholesale, and retail of apparel, accessories, eyewear, wetsuits, and hard goods in the board sports sector in the Asia Pacific, the Americas, Europe, and internationally.
9	5-Sep-16	Pretty Girl Fashion Group Pty Ltd	Noni B Limited (nka: Mosaic Brands Limited)	Pretty Girl Fashion Group Pty Ltd owns and operates fashion retail outlets that sell apparel and accessories for women in Australia.
10	26-Aug-16	Next Athleisure Pty Limited	JD Sports Fashion plc	Next Athleisure Pty Limited, doing business as Glue Store, operates stores for fashion apparel, shoes, and accessories for men and women. The company offers footwear, accessories, dresses, jackets, knitwear, jeans, pants and leggings, playsuits and jumpsuits, singlets and camisoles, tops and T-shirts, shirts and blouses, shorts, skirts, sweaters, hoodies, vests, capes and shawls, bodysuits, swimwear, athletics and sports, basics, gift cards, and gifts for women; and footwear, accessories, jackets, pants and chinos, jeans, T-shirts, singlets and muscle tees, polo shirts, shirts, shorts, cardigans and knitwear, hoodies and sweaters, vests, basics, gifts, on sale, and gift cards for men. It also sells products online.
11	4-Aug-16	Hype DC Pty Limited	RCG Corporation Limited (nka: Accent Group Limited)	Hype DC Pty Limited retails footwear and other merchandie in Australia. It operates retail stores that offer footwear for men, women, and kids, as well as apparel and accessories for men and women. The company also sells products online.
12	14-Jul-16	Pacific Brands Limited	Hanesbrands Inc.	Pacific Brands Limited imports, manufactures, markets, distributes, wholesales, and retails consumer products in Australia and internationally. Pacific Brands Limited imports, manufactures, markets, distributes, wholesales, and retails consumer products in Australia and internationally. The company operates through four segments: Underwear; Sheridan; and Tontine and Dunlop Flooring. It offers underwear, intimate apparels, socks, hosieries, outerwear, babywear, bras, active wear, bed linen, pillows, quilts, carpet underlays, hard flooring towels, loungewear, and bed accessories. The company provides its products under various brand names. Pacific Brands Limited sells its products through a network of wholesale channels and retail stores, as well as online.

Source: S&P Capital IQ

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Appendix G: Control premium support analysis

Closed	Target	Acquirer	Stake (%)	1 month premium	1 week premium	1 day premium	LTM EBIT (in millions)
9-Apr-18	Billabong International Limited	Boardriders, Inc.	80.7%	64.1%	56.7%	34.6%	26
14-Jul-16	Pacific Brands Limited	Hanesbrands Inc.	100.0%	3.5%	19.3%	17.3%	68.921
21-Jul-20	Bossini International Holdings Limited	Viva China Holdings Limited	66.6%	-67.9%	-72.3%	-71.2%	(196)
4-May-18	Wolford Aktiengesellschaft	Fosun Industrial Holdings Limited	50.9%	-9.2%	-2.3%	NM	-6.421

Target	Business Description of the Target
Billabong International Limited	Billabong International Limited engages in the marketing, distribution, wholesale, and retail of apparel, accessories, eyewear, wetsuits, and hard goods in the board sports sector in the Asia Pacific, the Americas, Europe, and internationally.
Pacific Brands Limited	Pacific Brands Limited imports, manufactures, markets, distributes, wholesales, and retails consumer products in Australia and internationally. Pacific Brands Limited imports, manufactures, markets, distributes, wholesales, and retails consumer products in Australia and internationally. The company operates through four segments: Underwear; Sheridan; and Tontine and Dunlop Flooring. It offers underwear, intimate apparels, socks, hosieries, outerwear, babywear, bras, active wear, bed linen, pillows, quilts, carpet underlays, hard flooring towels, loungewear, and bed accessories. The company provides its products under various brand names. Pacific Brands Limited sells its products through a network of wholesale channels and retail stores, as well as online.
Bossini International Holdings Limited	Bossini International Holdings Limited, an investment holding company, engages in the retail, distribution, and wholesale of garments. It offers casual wear apparel products, including men's, ladies', and kids' wear. As of June 30, 2020, the company operated 209 directly managed stores in Hong Kong and Macau, Mainland China, and Singapore; and 773 export franchised stores in Southeast Asia, the Middle East, Europe, and Central America. It is also involved in property holding and letting activities, as well as licensing trademarks.
Wolford Aktiengesellschaft	Wolford Aktiengesellschaft produces and markets legwear, ready-to-wear garments, lingerie, beachwear, and accessories in Austria, Germany, France, rest of Europe, North America, Rest of Europe, and Asia/Oceania.

Source S&P Capital IQ and Mergermarket

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